As confidentially submitted to the U.S. Securities and Exchange Commission on February 14, 2025

This draft registration statement has not been publicly filed with the U.S. Securities Commission and all information herein remain strictly confidential

Registration Statement No. 333-[-]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

WHITEFIBER, INC.
(Exact name of Registrant as specified in its Charter)

Cayman Islands	7374	61-2222606
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

31 Hudson Yards, Floor 11, Suite 30

New York, New York 10001

(212) 463-5121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N/A

(Former name or former address, if changed since last report)

Sam Tabar
Chief Executive Officer

31 Hudson Yards, Floor 11, Suite 30

New York, New York 10001

(212) 463-5121

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Elliot H. Lutzker, Esq.

Federica Pantana, Esq.
Davidoff Hutcher & Citron LLP
605 Third Avenue, 34th Floor
New York, NY 10158
Telephone: (646) 428-3210
Fax: (212) 286-1884

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other thfan securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities, or accept an offer to buy these securities, until the Registration Statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION: DATED FEBRUARY 14, 2025

PROSPECTUS

WHITEFIBER, INC.

[●] Ordinary Shares

This is a firm commitment public offering of [●] ordinary shares of par value $0.01 per share (“ordinary shares”). We expect the initial public offering price per share to be in the range of $[●] to $[●] per share.

This offering is our initial public offering. We are not currently a reporting company under Section 13(d) or Section 15 of the Securities Exchange Act of 1934. We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “WYFI.” We cannot guarantee that we will be successful in listing our ordinary shares on Nasdaq; however, we will not complete this offering unless we are so listed.

We are an “emerging growth company” as defined under the Federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules, because Bit Digital, Inc. shall hold of approximately 80% of our issued and outstanding ordinary shares it will initially be able to exercise approximately 80% of the total voting power of our issued and outstanding ordinary shares immediately after the consummation of this offering, assuming the underwriters do not exercise their over-allotment option. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain Nasdaq corporate governance requirements. “For more information including a more detailed description of risks related to being a “controlled company,” see “Prospectus Summary – Implications of Being a Controlled Company” and “Risk Factors – Risks Relating to Our Business and Industry – We will be a ‘controlled company’ as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$
Underwriting discount and commissions(1)	$
Proceeds, before expenses, to us	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted a 30-day option to the underwriters to purchase up to [●] additional ordinary shares solely to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares to purchasers on or about ---, 2025, through the book-entry facilities of The Depository Trust Company.

Bookrunners
B. Riley Securities
The date of this prospectus is ----_, 2025

i

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of ordinary shares and the distribution of this prospectus outside of the United States.

ABOUT THIS PROSPECTUS

You should rely only on information contained in this prospectus filed with the Securities and Exchange Commission, or the SEC. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus is correct after the date of this prospectus.

This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “WhiteFiber” “we,” “us,” “our” and similar terms refer to WhiteFiber, Inc. and its consolidated subsidiaries.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates.

ii

GLOSSARY

Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:

•	Tiers 3 data center: is a data center that is concurrently maintainable. Each and every capacity component and distribution path in a site can be removed on a planned basis for maintenance or replacement without impacting operations.

•	Colocation: A data center facility that rents out rack space to third parties for their servers or other network equipment. Colocation references the fact that servers and other equipment from many different companies are ‘co-located’ in one data center and/or that end client hardware is located in multiple data centers.

•	HPC: means high performance computing, the practice of aggregating computing resources to gain performance greater than that of a single workstation, server, or computer.

•	On-demand computing: is a delivery model in which computing resources are made available to the user as needed. The resources are usually made available by a cloud service provider.

•	On-demand computing normally provides computing resources such as storage capacity, or hardware and software applications.

•	N+1 cooling: N+1 is a type of redundancy. As applied to HVAC systems (cooling) its adds an extra unit to the required number, ensuring continuous operation during maintenance or failure.

•	2N UPS: a fully redundant Uninterruptible Power Supply (UPS) system, which means having twice the necessary UPS capacity to guarantee no downtime due to power issues.

•	2N generators: a system where there are two completely independent generators, essentially creating a fully redundant power source, meaning if one generator fails, the other can immediately take over without any interruption in power supply.

•	THE HPC BUSINESS

•	WhiteFiber, Inc. was formed by Bit Digital as a Cayman Islands exempted company on August 15, 2024 under the name Celer, Inc. It was formed as a holding company for the HPC Business Segment.

•	WhiteFiber AI, Inc. is a wholly-owned Delaware subsidiary of Bit Digital incorporated on October 19, 2023 under the name Bit Digital AI, Inc. This entity has since been engaged in cloud services for AI applications, through its wholly-owned subsidiaries.

•	WhiteFiber Iceland ehf is a wholly-owned Icelandic subsidiary of WhiteFiber AI, incorporated on August 17, 2023 under the name Bit Digital Iceland ehf. WhiteFiber Iceland is directly and wholly-owned by WhiteFiber AI and is classified as a controlled foreign corporation (CFC) for U.S. Federal Income tax purpose engaged in cloud services at the data center in BlöndUos, Iceland.

•	WhiteFiber HPC, Inc. is a wholly-owned Delaware subsidiary of WhiteFiber AI, incorporated on June 27, 2024 under the name Bit Digital HPC, Inc., to conduct the HPC Business Segment.

•	Enovum Data Centers Corp. is a wholly-owned Canadian subsidiary of WhiteFiber, through a Delaware General Partner and Limited Partner in a Delaware Operating Partnership. Enovum was incorporated on July 13, 2023 and is now integrated into our HPC Business Segment in Canada.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should carefully read this prospectus in its entirety before investing in our ordinary shares, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “WhiteFiber, Inc.,” “the Company,” “we,” “us,” and “our” in this prospectus refer to WhiteFiber, Inc. an exempted company with limited liability incorporated and registered in the Cayman Islands and our consolidated subsidiaries. Bit Digital, Inc. (“Bit Digital”), an exempted company with limited liability incorporated and registered in the Cayman Islands and our parent company, has entered into a Contribution Agreement to transfer (the “Reorganization”) 100% of the capital shares of its subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc. and WhiteFiber Iceland, ehf (collectively, “WhiteFiber AI”) to the Company upon the effective date of the registration statement of which this prospectus is a part.

BUSINESS

Overview

Our Business

We are a leading provider of high-performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services and are developed and operated by our wholly-owned subsidiary, Enovum. Our cloud services are provided by our WhiteFiber AI, Inc subsidiary. Collectively, we refer to these offerings as our HPC Business. In connection with our Initial Public Offering, we are being carved out of Bit Digital, Inc., and will operate as an independent public company.

On October 11, 2024, we significantly expanded our HPC data center operations and capabilities by acquiring Enovum Data Centers (“Enovum”), a Tier-3 HPC data center platform based in Montreal, Canada. Through Enovum, we lease and operate a 4MW AI data center located in Montreal, Canada (“MTL 1”). MTL 1 is a fully operational Tier-3 data center that is designed for HPC workloads. MTL 1’s full capacity is occupied by customers under lease agreements with an average duration of approximately 30 months. On December 27, 2024, we announced that we had acquired the real estate and building for a build-to-suit 5MW Tier-3 data center expansion project in Montreal (“MTL 2”). The MTL 2 data center is expected to be completed and operational by June 2025.

Our HPC data center team is adept at bringing new sites online on an accelerated timeline. We are aggressively pursuing our development pipeline and expect to add 8MW of capacity, inclusive of the MTL 2 site, for total capacity of 12MW, by the end of the second quarter of 2025. By the end of 2025, we are targeting aggregate HPC data center capacity of 32MW. And we intend to achieve 80MW+ of total HPC data center capacity by the end of 2026. This growth is enabled by our pipeline of 288MW of data center opportunities, of which 90MWH is currently covered by letters of intent. We adhere to a disciplined process of only purchasing and developing data centers with customer lease commitments in-hand, and we are currently in negotiation with a prospective customer to adapt a site to the customer’s specific requirements. We estimate that HPC data center revenue for the 12 months ending December 31, 2024 and 2025 will be approximately $[ ] million and $7 million, respectively. Annualized recurring revenue associated with signed leases generated by the HPC data center business in the fourth quarter of 2024 was approximately $[   ] million.

In addition to providing highly desirable HPC data center hosting capacity to our customers, our business model integrates HPC data center infrastructure and cloud service to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI-driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and HPC workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our data centers, we believe we can better meet these needs and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their compute infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for both of our HPC data center and cloud services businesses, avoiding expenses that would otherwise be due to third-party providers.

Our cloud services business provides cutting-edge, bespoke services involving a sophisticated array of computers and chips, including NVIDIA GPUs, servers, network equipment, and data storage solutions. We believe we provide our cloud services customers with the highest levels of performance and reliability while offering flexibility to scale with customer needs. Our cloud services solutions include a proprietary software layer that enables our customers to rapidly and reliably deploy AI applications with superior performance. We are offering our cloud services initially at a data center maintained by a third-party colocation provider in Iceland (the “Iceland Data Center”) but have plans to seamlessly integrate our cloud services at data centers across key regions in Europe and North America. In the fourth quarter of 2023, we secured our first cloud customer through a three-year service agreement to provide services using our advanced AI equipment.

For the 12 months ended December 31, 2024, our cloud service business recognized revenue of $[   ] million, and we estimate that the segment will generate approximately $[ ] million of revenue in 2025. We estimate that cloud services annualized recurring revenue associated with signed leases in the fourth quarter of 2024 was approximately $[   ] million.

We are currently a wholly-owned subsidiary of Bit Digital. We intend to sell approximately [20%] of our pro forma shares outstanding to the public as part of our initial public offering. We have added additional executive officers and senior management to our senior executive team that also governs Bit Digital. We intend to retain additional independent directors prior to the completion of the IPO and will consider adding other professionals to our executive ranks.

Following our IPO, Bit Digital, our majority owner, will continue to own and operate its remaining business, a sustainable platform for digital assets, including bitcoin mining and Ethereum staking (collectively the “Digital Asset Business”). WhiteFiber does not have any businesses that are directly tied to bitcoin or the cryptocurrency ecosystem.

HPC Business

HPC Data Centers

We design, develop, and operate HPC data centers, through which we offer our hosting and colocation services. Our data centers meet the requirements of the Tier-3 standard, including power redundancy, concurrent maintainability, multiple power feeds, uninterruptible power supply, highly reliable cooling systems, and strict monitoring and management systems.

We use a well-defined set of criteria to select our data center sites. We actively target sub-20MW sites with proximity to metro areas and partial infrastructure in place, where we are retrofitting rather than developing greenfield projects. A retrofit entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. Our average build time for retrofits is six months, which we believe is approximately one-third to one-half of the industry average development timeline for greenfield projects. We are also developing a proprietary software capability that will link clusters across multiple sites.By productizing cross-data center operation, we intend to create a single supercluster, enabling us to sidestep potential fragmentation problems and dynamically “borrow” compute or storage resources from any site. We also prioritize sites offering opportunities to increase site power over time, enabling our HPC data centers to grow with customer demand. In addition, we selectively target certain larger opportunities with 50MW of power or more, subject to customer demand, to drive AI-driven compute super-clusters. Finally, we target sites powered by sustainable, green energy sources.

We believe that our HPC data center development and operating model provides highly attractive economics for our investors. We estimate that our capex requirement to develop a cutting edge, Tier-3 data center is between $7 - $9 million per MW. Consistent with common industry practice, approximately 70-75% of this capex budget will be financed with facility-level debt, with the remaining capex requirement equity financed. Based on ongoing discussions with prospective customers, we anticipate that the average contract term for our AI and ML-focused enterprise and GPU compute customers will be 4-12 years, yielding annual revenue per gross MW of approximately $1.7 to $2.5 million assuming a power usage effectiveness (“PUE”) of 1.20 to 1.40. The anticipated economics of the data centers are dependent on location and the inclusion of energy expense pass-through agreements. We anticipate that our HPC data center profit margin will be approximately 75-85%. The customer contracts are typically subject to annual price escalators that are approximately in line with inflation.

Cloud Services

We provide specialized cloud services to support generative AI workstreams, especially training and inference, emphasizing cost-effective utility and tailor-made solutions for each client. We are an authorized Network Control Processor (“NCP”) with NVIDIA, an authorized partner with SuperMicro Computer Inc.®, an authorized Communications Service Provider (“CSP”) with Dell, and an official partnership with Hewlett Packard Enterprise. We are proud to be among the first service providers to offer H200, B100, and GB200 servers. We provide a high-standard service level with an Uptime Percentage* ≥ 99.5%.

The economics of our cloud services business drive attractive returns. The all-in capex required to purchase a GPU is approximately $30,000 for an NVIDIA H200 to $50,000 for an NVIDIA Blackwell chip, inclusive of networking, setup, shipping, and other expenses. We anticipate capex will be financed by a combination of debt and equity. We expect contract duration with our cloud services customers, comprised of established enterprises and well-funded AI startups, to be approximately 36 months, with an initial cost per card hour of $2.15 to $3.40 translating to estimated annual revenue of between $18,000 and $30,000, assuming a 100% utilization rate. We anticipate a profit margin of approximately 85% driven by high utilization rates, stable energy costs, and economies of scale in procurement and infrastructure management.

We are actively engaged in research and development efforts to enhance our cloud services capabilities for our customers. For example, we are developing integrated software to automate layering of stacks and self-service portals on top of the cross-data center fabric, allowing our customers to access GPU or CPU nodes on demand—no matter where they physically reside. This provides significant flexibility as scaling is required to accelerate development of AI applications. In addition, we are working on advanced interconnect technologies like InfiniBand (IB) or RDMA over Converged Ethernet (“RoCE”). When combined with cross-data center links, these ensure that training jobs can be distributed without bottlenecks or high latency. By emphasizing scale, performance, and reliability, we believe that we will be positioned to maximize customer retention while pricing our services at a premium to those offered by our competitors.

We leverage a global network of data center resources by partnering with eight third-party data center providers to achieve high autonomy in locations across Europe, Canada, and the U.S. Our initial data center partnership through which we lease capacity is at BlöndUos Campus, Iceland, offering a world-class operations team with certified technicians and reliable engineers. The facility has 50kW rack density and 6MW total capacity. Its energy source is 100% renewable energy, mainly from Blanda Hydro PowerStation, the winner of IHA Blue Planet Awards in 2017. On October 23, 2023, Bit Digital announced that we had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support their GPU workloads. Under the agreement, as amended, we will supply this customer with a total of 4,096 GPUs for the respective three-year periods, amounting to total revenue of approximately $275 million, or $92 million on an annualized basis.

On October 9, 2024, we executed an MSA with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider following a binding term sheet with Boosteroid on August 19, 2024. We finalized initial orders of 489 GPUs, projected to generate approximately $7.9 million in revenue over the five-year term. The GPUs have been delivered to respective data centers across the U.S. and Europe and began earning revenue in November 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity over the five-year term, subject to deployment plans and market conditions.

Industry Overview

We compete in the large and rapidly growing data center and cloud services markets. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, and storage systems, ensuring seamless and secure data operation.

The cloud services market represents the transmission of computer services, including storage, services, software, analytics, databases, networking, and intelligence, via the internet (referred to as "the cloud"). More specifically, we are a NeoCloud provider, with differentiated services supporting AI workloads and specializing in deploying optimized infrastructures that include not just GPU fleets but also network accelerators, high-speed storage, software solutions, and more. This infrastructure is essential for managing the massive data and computing demands of AI training and inference tasks.

According to McKinsey & Company experts, power demand for data centers in the U.S. – driven by the need for digital and AI capabilities – is expected to reach 606 terawatt-hours by 2030, up from 147 terawatt-hours in 2023 (312% growth). McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand over that period. We are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

Data Centers

According to Precedence Research, the global data center market is estimated to be valued at $125 billion in 2024 and is anticipated to reach $365 billion by 2034, expanding at a CAGR of 11.4%. The data center market is propelled by growing demands for cloud computing services, big data analytics, and digital transformation. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries. The increasing global demand for cloud computing, where we compete as a cloud services provider, is a major driver of data centers, underlining the inherent synergies between our businesses.

Cloud Services

According to Roots Analysis, the public cloud market size is projected to grow from $567 billion in 2024 to $3.4 trillion by 2035, representing a CAGR of 17.6% during the forecast period. The major factors driving the cloud services market growth are increasing digital transformation across businesses, growing internet and mobile device adoption across the globe, and, most notably, increased usage of large data sets. Moreover, cloud services are favored by customers due to low capital investment, resource scalability, and a high degree of accessibility. The rise of the system of connected devices, edge computing, 5G, and real-time analytics driven by AI and ML is anticipated to increase the market value of cloud technology across different businesses.

Our Competitive Strengths

Proprietary pipeline of HPC data center opportunities with scalable, differentiated development capabilities. We believe our HPC data center team is expert at sourcing attractive new development opportunities. Thanks to this capability, our development pipeline currently stands at 7 sites under exclusive or nonexclusive letters of intent, aggregating 90+ MW, with significant near-term actionability. Leases and/or purchase agreements are being negotiated in parallel for several of these expansion sites. In addition to sites under LOI, we have an identified pipeline of over 200 MW of sites under evaluation.

Our opportunity pipeline contains multiple sites for retrofit, which entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. Our development team members are specialists at retrofits, having successfully delivered 75 MW of retrofit projects over their careers. This approach provides a significant time-to-market advantage over traditional greenfield projects, since it eliminates much of the time and uncertainty associated with securing new power agreements and vertical construction permits. As a result, our average build time for retrofits is approximately six months, which we believe, based on our knowledge of the industry, is approximately one-third to one-half of the industry average development timeline for greenfield projects.

As a result of these and other strategies, we believe we achieve significant cost advantages. We estimate that our average cost per MW is approximately $7-$9 million, as compared to an industry average of approximately $12 million per MW.

Modern, strategically located data center portfolio. Our current data center portfolio comprises modern, high quality facilities built on Tier-3 infrastructure, with industry leading certifications, including SOC2 Type 2, reflecting the highest standard of security controls. Our MTL 2 project and all future site designs are expected to feature direct-to-chip liquid cooling capable of handling current and future HPC densities. We believe this will position us to capitalize on surging demand for AI and other HPC workloads. Our MTL 1 and MTL 2 projects are located in Montreal, a key market for data centers attributable to its cold climate, affordable green power, and robust fiber network infrastructure. These factors, collectively, contribute to customer demand for Montreal facilities. Our leased Icelandic facility location is also strategic, as it offers prospective non-U.S. customers a pro-business, geopolitically neutral location that mitigates jurisdictional and regulatory risks. We believe Iceland carries special appeal for prospective customers based in Europe, the Middle East, and Asia. Finally, the current sites in Canada and Iceland are powered by low-cost, 100% renewable hydroelectric energy. We strategically target energy markets based on cost dynamics as well as sustainability.

Robust customer acquisition capabilities and favorable market dynamics. Both the data centers and cloud services sectors are currently undergoing a well-documented surge in demand, driven in part by the proliferation of AI models, agents and applications, and constraints on available supply. We believe that both of our businesses are poised to benefit from this market demand. This is illustrated by our demonstrated ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU server procurement. At present, our HPC data center business enjoys significant embedded demand from existing customers, and is in receipt of requests in excess of our short-term MW availability. We expect that this demand will also enable us to extend the average duration of our customer contracts.

Complementary strategic integration of HPC data center infrastructure and cloud services businesses. Our business model includes integration of HPC data center infrastructure and cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI-driven businesses. Through vertical integration, we are empowered to respond with agility to both emerging hardware trends and the real-time usage metrics gleaned from our cloud services. Instead of retrofitting third-party data center infrastructure or juggling multiple outside vendors, we can proactively tailor the entire data center stack to deliver high-performance, future-proof solutions for customers. By integrating cloud services with our data center infrastructure, we believe we are well-positioned to capitalize on the growing demand for AI and HPC workloads, capturing margin at both tiers of a vertically integrated value chain and reducing supplier dependency.

Differentiated management team with deep experience in data center and cloud infrastructure development. Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate and REITs, and the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets. We augmented our management team with the acquisition of Enovum and through other recent key hires, optimally positioning the team to continue driving our data center and cloud services growth.

Our Growth Strategies

Complete build-out and maximize revenue from current data center projects. Leveraging our development capabilities, we intend to complete our MTL 2 project expeditiously, with completion scheduled for June, 2025. Further, we expect to increase revenue from our existing sites by securing additional allocations of utility power. Finally, at certain new and existing sites, we intend to deploy natural gas fuel cell generation technology to increase available power and revenue potential. In our MTL 2 site, for example, such technology can potentially increase the existing utility power by over a multiple of four, allowing us to maximize revenue per square foot.

Rapidly and strategically scale our proprietary data center expansion pipeline. To complement our existing data center portfolio, we intend to rapidly develop additional sites from our expansion pipeline. In doing so, we will target selected locations to secure a strategic presence across North American. We are committed to offering extensive geographical coverage to seamlessly support our clients’ operations while minimizing latency. Our strategically placed data centers in smaller urban areas which we term Edge data centers will deliver carrier hotel-level connectivity, while our larger deployments will power AI-driven compute super-clusters, driving innovation and efficiency.

Focus on next-generation data center designs and infrastructure. Our data center designs feature high density racks and direct-to-chip cooling architecture to enable our customers’ AI and other HPC workloads. We will continuously analyze emerging trends in an effort to develop future-proof designs that accommodate increasing densities, while addressing our clients' current needs with practical solutions. Leveraging the latest advances in direct-to-chip cooling, we expect to support both rapidly growing standard clusters and customized high-performance deployments, ensuring efficiency, scalability, and innovation to meet current and future demand.

Leverage our unique technology strategy and strategic relationships to grow revenue from existing and new customers. Our technology team is developing in-house software to streamline the delivery of cloud services for a wider variety of customers, including those with the highest performance, reliability, and security requirements. This will allow us to differentiate our cloud services offering from those of other cloud providers that only offer basic services, such as limited storage, networking and compute performance tiers, and limited delivery options (e.g., bare-metal, virtualized, or containerized exclusively).

We also intend to leverage existing strategic relationships to secure new customers and increase revenue from existing customers. Such relationships include OEM and ODM suppliers and data center planning partners. For example, we have a co-marketing agreement in place with Nvidia as a function of being a Nvidia Cloud Service Provider partner. And, with Super Micro Computer, Inc., we have early access to next generation compute platforms for testing and evaluation. We are working with vendors, such as Canopy Wave, Semper Victus, IT Trainy.AI, and Codecom, to rapidly plan and deploy innovative HPC cluster designs. Our partnerships enable lead and customer sharing to rapidly identify customers who will uniquely benefit from our offerings.

Prudently source and allocate growth capital. We have limited leverage, as we have primarily financed our growth to date with equity. This provides the opportunity to incur prudent leverage to fund our growth and enhance returns to our shareholders. We believe that the completion of this offering will create significant new opportunities to secure financing on attractive terms from a variety of financing partners. In our data center business, we are poised to utilize well-priced first mortgage and corporate facilities from both Canadian and U.S. commercial banks. Within our cloud service business, we anticipate utilizing equipment leasing facilities to limit our equity capital commitments. While we will benefit from access to public equity, we will also continue to explore private equity financings in the form of joint ventures with institutional partners. We believe that our access to these varied alternatives will provide us the ability to optimize our cost of capital.

Strategic Relationships

Financing

In January 2025, we entered into a non-binding Memorandum of Understanding (MOU) with an institutional investor to form a programmatic joint venture (the “Joint Venture”) for the development, construction and operation of data centers within the U.S., Canada, and Latin America. In this regard, the MOU identifies certain properties, collectively, as the Seed Project for the Joint Venture, requiring approximately $53 million of equity commitments, of which we will commit 30% and our partner the remaining 70%. The MOU provides that over time, the parties wish to invest in data center opportunities (other than the Seed Project) with aggregate capitalization of $2 billion and implied equity commitments of approximately $500 million (assuming customary use of leverage). We will be responsible for development management, construction management, and asset management services with regard to the projects of the Joint Venture, and we will be entitled to earn certain fees for the provision of these services. We will also be entitled to receive a promoted interest, in addition to returns on our pro rata equity investments into the Joint Venture. The MOU binds the parties to use their commercially reasonable efforts to negotiate and execute mutually agreed definitive transaction documents.

We believe that the signing of this MOU is illustrative of significant market demand from institutional private equity investors for exposure to the types of projects in our data center pipeline and our capability to develop them. We believe that we are well positioned to capitalize on this demand by forming one or more equity joint ventures with the aforementioned partner. Doing so would provide us access to a differentiated and non-dilutive source of private equity capital to fund our projects, and deliver a durable stream of cash flows in the form of management fee income for our services.

Technology

We have established formal relationships with leading technology providers, including Nvidia, SuperMicro, Dell, and Hewlett Packard Enterprise. These partnerships enable us to access and deploy the most advanced computing hardware, ensuring that our clients benefit from cutting-edge technology and optimized performance. Our collaboration with these industry leaders allows us to stay at the forefront of high-performance computing and artificial intelligence infrastructure.

In addition, we have a formal agreement with Lepton to offer on-demand computing services powered by Nvidia B200 GPUs. This partnership enhances our ability to provide scalable, high-performance AI and HPC solutions to enterprise customers, enabling them to access state-of-the-art compute resources without the need for upfront infrastructure investment.

Our data center business leverages a diverse mix of vendors across multiple geographies to source equipment cost-effectively while mitigating supply chain disruptions. By maintaining a broad supplier network, we reduce reliance on any single vendor and enhance our ability to procure best-in-class solutions at competitive prices. This approach strengthens our operational resilience and supports our ability to scale efficiently.

Reasons for the Reorganization and this Offering

In order to create two pure-play publicly traded companies, the Bit Digital board of directors has authorized the carve out of WhiteFiber and this offering. The Bit Digital board believes that separating us from Bit Digital’s remaining business is in the best interests of Bit Digital’s shareholders and WhiteFiber for a number of reasons, including:

Capital allocation optimization. The Reorganization will allow for the breakout of our financial results, which will facilitate evaluation of our HPC Business. In turn, this will enable investors to separately value WhiteFiber and Bit Digital based on their distinct operating and investment identities. We believe that this may increase the availability and reduce the cost of capital for us.

Risk Reduction. Separating the our HPC Business from the Digital Assets Business of Bit Digital is a crucial strategic move to insulate the HPC Business from the inherent risks associated with the volatile digital assets industry. The cryptocurrency industry’s inherent risks include sudden market downturns, regulatory changes, and fluctuating asset values, all of which can have a substantial impact on overall financial health.

Exigency. The board of directors of Bit Digital deems the Reorganization of the HPC Business from the Digital Assets Business urgent in order to unlock significant financial and operational value for shareholders. We believe that the HPC Business is well-positioned for rapid growth and requires capital for expansion.

Alignment of incentives with performance objectives. This offering will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Our Corporate Information

Our executive office is located at 31 Hudson Yards, Floor 11, Suite 30, New York, New York 10001, and our phone number is (212) 463-5121. Our principal website address is www.whitefiber.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies so long as the market value of our voting and non-voting ordinary shares held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our ordinary shares held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2022 and Section 14(a) and (b) of the Securities Exchange Act of 1934 in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be am emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Controlled Company

Bit Digital Inc., our parent, will own approximately 80% majority of the voting power following this offering and we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of the ordinary shares. Please see “Risk Factors — Risks Related to WhiteFiber Ordinary Shares— We will be a ‘controlled company’ as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

The Offering

Securities Offered by Us:	[●] ordinary shares, $.01 par value each.

Ordinary Shares to be Outstanding after this Offering:	[●] ordinary shares (or [●] ordinary shares of if the underwriters exercise their over-allotment option in full). [1]

Over-allotment Option:	We have granted the underwriters a 30-day option to purchase up to an additional [●] ordinary shares.

Use of Proceeds:	We estimate that the net proceeds to us from this offering will be approximately $[●] million, or approximately $[●] million if the underwriters exercise their over-allotment option in full. We expect to use the proceeds to lease or purchase additional property on which to build additional HPC data centers; to construct those facilities; to enter into additional energy service agreements for each additional site; purchase GPUs, servers and other AI equipment; for potential acquisitions, partnerships and joint ventures; marketing expenses to expand our customer base; research and development, and for funding our working capital and general corporate purposes. See “Use of Proceeds”.

Lock-up:	We, our directors and officers and Bit Digital have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our ordinary shares or securities convertible into ordinary shares as described in further detail in the prospectus, for a period of 180 days after the date of this prospectus. See “Underwriting”.

Risk Factors:	Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Listing:	We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “WYFI.”

[1]	Includes [●] ordinary shares currently issued and outstanding and held by our parent Bit Digital does not include up to nine (9) million ordinary shares issuable under our 2025 Omnibus Equity Plan, of which [●] shares are issuable under outstanding restricted share units. Unless specifically stated otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ordinary shares to cover over-allotment, if any.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Special Note Regarding Forward-Looking Statements.”

General Risks Related to WhiteFiber’s Business

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

WhiteFiber’s ability to retain and increase our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

From time to time we may evaluate and potentially consummate strategic investments, combinations, joint-ventures, acquisitions or alliances, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, joint-ventures, acquisitions or alliances in cloud services or HPC data centers or related businesses around the globe. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets, in parts of the United States, Canada and/or abroad, in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business; assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will achieve market acceptance or prove to be profitable.

Any future acquisitions also could result in the issuance of shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preference shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ordinary shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using shares as consideration.

The loss of any member of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team, including Mr. Sam Tabar, our Chief Executive Officer, and Mr. Erke Huang, our Chief Financial Officer at least during the transition period, they will continue to hold the same position with Bit Digital. We have recently hired several key members of Senior Management including executive officers, Billy Krassakopoulos, CEO of Enovum, who will be President of WhiteFiber and Thomas Sanfilippo, Chief Technology Officer, in order to grow WhiteFiber’s business. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business. The market for highly qualified personnel in our industry is very competitive, and we may be unable to attract or retain such personnel. If we are unable to attract or retain such personnel, our business could be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Cyberattacks and security breaches of cloud services, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our cloud services involve the collection, storage, processing, and transmission of confidential information, employee, service provider, and other personal data. We have built our cloud services on the premise that we maintain a secure way to secure, store, and transact in cloud services. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand;

●	result in our cloud services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy and other laws;

●	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

●	cause us to incur significant remediation costs;

●	divert the attention of management from the operation of our business; and

●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack, whether or not we are directly impacted, could lead to a general loss of customer confidence in the digital asset industry or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including cloud services, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers and partners’ personal data, AI algorithms, disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our cloud services or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our cloud services with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may, in turn, be used to access our cloud services. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

WhiteFiber’s operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.

WhiteFiber must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. We have recently hired certain key personnel for WhiteFiber, as well as the management team of Enovum. However, competition for these employees is high, due, in part, to the nascent HPC Business workforce. In some cases, competition for these employees is on a regional, national, or global basis. At times of low unemployment, it can be difficult for WhiteFiber to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support WhiteFiber’s operating and growth strategies. Additionally, if WhiteFiber is unable to hire employees with the requisite skills, it may be forced to incur significant training expenses. As a result, WhiteFiber’s ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect its results of operations, financial position and cash flows.

Supply chain disruptions may adversely affect WhiteFiber’s operations.

WhiteFiber is a provider of Graphic Processing Units (“GPUs”) compute and purchases NVIDA H100 servers, as well as other servers, through OEMS for example, Supermicro, Dell, Hewlett Packard and ASUSTeK Computer Inc. Disruptions, shortages or delays in WhiteFiber’s ability to source GPUs and price increases from suppliers have and may continue to occur, which would be expected to adversely affect WhiteFiber’s results of operations, financial condition, cash flows and harm customer relationships. Any material disruption at WhiteFiber’s facilities or those of its customers or suppliers or otherwise within its supply chain, whether as a result of downtime, work stoppages or facility damage could prevent WhiteFiber from meeting customer demands or expected timelines, require it to incur unplanned capital expenditures, or cause other material disruptions to its operations, any of which could have a material adverse effect on WhiteFiber’s operations, financial position and cash flows. Further, supply chain disruptions can occur from events out of the WhiteFiber’s control such as environmental incidents or other catastrophes.

WhiteFiber operates in a capital-intensive industry and is subject to capital market and interest rate risks.

WhiteFiber’s operations require significant capital investment to purchase and maintain the property and equipment required to provide specialized infrastructures to support generative AI work streams. In addition, WhiteFiber’s operations include a significant level of fixed and semi-fixed costs. Consequently, WhiteFiber will rely on capital markets, as sources of liquidity for capital requirements for growth. If WhiteFiber is unable to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions it would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect WhiteFiber’s ability to access one or more financial markets. Such market disruptions could include:

●	A significant economic downturn.

●	The financial distress of unrelated industry leaders in the same line of business.

●	Deterioration in capital market conditions.

●	Turmoil in the financial services industry.

●	Volatility in GPU prices.

●	Terrorist attacks.

●	War.

●	Cyberattacks.

If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our WhiteFiber ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt likely would have priority over the holders of our ordinary shares on order of payment preference. We may be required to accept terms that restrict or limit our ability to, among other things:

●	Pay cash dividends to our shareholders, subject to certain limited exceptions;

●	Redeem or repurchase our ordinary shares or other equity;

●	Incur additional indebtedness;

●	Permit liens on assets;

●	Make certain investments (including through the acquisition of stock, shares, partnership or limited liability company interests, any loan, advance or capital contribution);

●	Sell, lease, license, lend or otherwise convey an interest in a material portion of our assets; and

●	Sell or otherwise issue ordinary shares or other capital stock subject to certain limited exceptions.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business or take advantage of business opportunities.

We have an evolving business model which is subject to various uncertainties.

As cloud services and HPC data centers become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model requires us to evolve as well. From time to time, we have modified and will continue to modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

WhiteFiber may be negatively impacted by future litigation, claims or investigations.

WhiteFiber may become party to, among other things, environmental, commercial, contract, warranty, antitrust, tax, property entitlements and land use, product liability, health and safety, and employment claims. The outcome of any future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can divert management’s attention from its core business opportunities. Development of new information in these matters can often lead to changes in management’s estimated liabilities associated with these proceedings including the judge’s rulings or judgements, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict and unfavorable outcomes could have a material impact to WhiteFiber’s results of operations, financial position and cash flows.

We do not have any business interruption or disruption insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations, other than director’s and officer’s liability insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Changes in tax law may negatively affect WhiteFiber’s business.

Changes to federal, state, local and foreign tax laws have the ability to benefit or adversely affect WhiteFiber’s earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase WhiteFiber’s future effective income tax rate, including:

●	Governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction.

●	The jurisdictions in which earnings are taxed.

●	The resolution of issues arising from tax audits with various tax authorities.

●	Changes in the valuation of our deferred tax assets and liabilities.

●	Adjustments to estimated taxes upon finalization of various tax returns.

●	Changes in available tax credits.

●	Changes in stock-based compensation.

●	Other changes in tax laws.

●	The interpretation of tax laws and/or administrative practices.

WhiteFiber’s operations could be negatively impacted by import tariffs and/or other government mandates.

WhiteFiber operates in or provides services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs by the Trump administration could significantly increase the prices and delivery lead times on GPUs that are critical to WhiteFiber and its customers. WhiteFiber faces competition from source providers both in the U.S. and around the world. Prolonged lead times on the delivery of GPUs and further tariff increases could adversely affect WhiteFiber’s business, financial condition and results of operations.

WhiteFiber’s HPC data centers could be adversely impacted by climate change.

Severe weather events, such as tornadoes, hurricanes, rain, drought, fire, ice and snowstorms, and high- and low- temperature extremes, occur in regions in which WhiteFiber operates and maintains infrastructure. WhiteFiber’s principal data centers are in Iceland and Canada designed to provide year-round cool weather conditions. Nevertheless climate change could change the frequency and severity of weather events, which may create physical and financial risks to WhiteFiber. Such risks could have an adverse effect on WhiteFiber’s financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, neither of the Company’s HPC data centers in Iceland or Canada have experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.

The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

WhiteFiber’s operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose WhiteFiber to environmental liabilities.

WhiteFiber is subject to environmental laws and regulations affecting many aspects of its operations, including those affecting the operation of its data centers. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations for construction materials facilities. Environmental laws and regulations can also require WhiteFiber to install pollution control equipment at facilities where it operates, and correct environmental hazards, including payment of all or part of the cost to remediate sites where activities of other parties, caused environmental contamination. These laws and regulations generally require WhiteFiber to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although WhiteFiber strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret WhiteFiber’s legal or regulatory requirements differently and seek injunctive relief or other remedies against WhiteFiber. WhiteFiber cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to WhiteFiber. These laws and regulations could require WhiteFiber to limit the use or output of certain facilities; prohibit or restrict new or existing services; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources and certain facilities where it operates. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect WhiteFiber’s results of operations, financial conditions and cash flows.

General risk factors that could impact WhiteFiber’s businesses.

The following are additional factors that should be considered for a better understanding of the risks to WhiteFiber. These factors may negatively impact WhiteFiber’s financial results in future periods:

●	Acquisition, disposal and impairments of assets or facilities.

●	The cyclical nature of large infrastructure projects.

●	Labor negotiations or disputes.

●	Inability of contract counterparties to meet their contractual obligations.

●	The inability to effectively integrate the operations and the internal controls of any acquired companies.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We regularly maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Cloud Service Development Related Risks

Our cloud service technology and infrastructure may not operate properly or as we expect them to, which could cause us to incur fines and monetary penalties, adversely affecting our business, results of operations, and financial condition.

The continuous development, maintenance, and operation of our cloud service technology and infrastructure is expensive and complex and may involve unforeseen difficulties, including material performance problems, undetected defects, or errors, particularly with new capabilities and system integrations. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology and systems from operating properly. If our cloud services do not function reliably, we may incur fines and monetary penalties, as well as regulatory orders requiring remedial, injunctive, or other corrective actions.

Regulators may limit our ability to develop or implement our cloud service technology and infrastructure and/or may eliminate or restrict the confidentiality of our technology, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on our ability to continue to develop and implement our cloud service technology and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

Cloud service technology and infrastructure may not operate properly or as we expect them to, which could cause us to incur fines and monetary penalties adversely affecting our business, results of operations and financial condition.

The continuous development, maintenance and operation of our cloud service technology and infrastructure is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors, for example, with new capabilities and systems integration. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology and systems from operating properly. If our cloud services do not function reliably, we may incur fines and monetary penalties, as well as regulatory orders requiring remedial, injunctive, or other corrective action.

Regulators may limit our ability to develop or implement our cloud services technology and infrastructure and/or may eliminate or restrict the confidentiality of our technology, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends on our ability to continue to develop and implement our cloud services technology, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We use certain open source technology in our business. We may face claims from open source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that we developed using or derived from such open-source technology.

We utilize a combination of open-source and licensed third-party technologies in the development and operation of our cloud services. While open-source technologies enable rapid development and cost efficiencies, they also pose potential risks, such as security vulnerabilities, lack of long-term support, and legal risks related to licensing terms. Similarly, reliance on licensed third-party technologies may expose us to risks associated with changes in licensing terms, costs, or discontinuation of the licensed products.

We will continue to use open-source technology in the future. There is a risk that open-source technology licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to offer our products. Open source licensors may also decide to change the conditions on which they make their open-source technology available for our use. Additionally, we may face claims from open-source licensors claiming ownership of, or demanding the public release or free license of, the technology and any other intellectual property that it developed using or derived from such open source technology. The terms of many open source licenses have not been interpreted by United States courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services . These claims could result in litigation and could require that we make our technology freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant technology and product development resources, and we may not be able to complete the process successfully. Failure to adequately manage these risks could result in operational disruptions, legal liabilities, and adverse impacts on our business, results of operations, and financial condition.

Impact of advancements in artificial intelligence on demand for AI and HPC data centers may reduce the need for high-performance computing (HPC) and AI-specific data center infrastructure, which could have an adverse effect on our business, results of operations, and financial condition.

The AI industry is rapidly evolving, with continuous improvements in algorithms, software efficiencies, and hardware capabilities. Emerging AI technologies, such as demonstrated by DeepSeek, may allow for complex AI operations to be executed with significantly less computing power than is currently required. This reduction in computational intensity could decrease the demand for specialized compute and HPC data center services. If AI developers are able to achieve the same or better performance outcomes with more energy-efficient, cost-effective, or less resource-intensive technologies, they may adjust their need for large-scale, high capacity data center solutions. This shift could have an adverse effect on our business, results of operations, and financial condition. We continuously monitor industry trends and invest in innovation to mitigate these risks. However, there is no assurance that we will be able to anticipate or respond effectively to such changes, which could have an adverse effect on our business, results of operations, and financial condition.

Our cloud services business is subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making.

In recent years the use of machine learning, AI and automated decision making, has come under increased regulatory scrutiny, and governments and regulators in the United States, European Union, and other places have announced the need for greater regulation regarding the use of machine learning and AI generally. New laws, guidance, and decisions in this area may limit WhiteFiber’s cloud services business, or require the company to make changes to its clouds service technology and infrastructure and our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our cloud services.

For example, certain global privacy laws regulate the use of automated decision making and may require that the existence of automated decision making be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and that safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Other global privacy laws allow individuals the right to opt out of certain automated processing of personal data and create other requirements that impact automated decision-making. At the federal level, the President of the United States recently issued an Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, which charges multiple agencies, including The National Institute of Standards and Technology, with producing guidelines in connection with the development and use of AI. In the European Union, there was political agreement on the EU AI Act, which establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act entered in force on August 1, 2024, and the majority of the substantive requirements will apply two years later (beginning 2026). The EU AI Act will apply to companies that develop, use and/or provide AI in the European Union and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover (revenue). Additionally, in September of 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the European Union, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the European Union’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the European Union, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide, improve, or commercialize our cloud services, and could require additional compliance measures and changes to our operations and processes.

Moreover, the intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or laws or regulations, and the use or adoption of AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriation. As the legal and regulatory framework for AI and automated decision making evolves, we may not always be able to anticipate how to respond to these laws or regulations, and compliance may adversely impact our operations and involve significant expenditure and resources. Any failure by us to comply may result in significant liability, potential increases in civil claims against us, negative publicity, an erosion of trust, and/or increased regulation and could materially adversely affect our business, results of operations, and financial condition.

We face intense competition in the cloud services industry and may not be able to compete with other companies. If we do not continue to innovate and provide cloud services to our customers and partners, we may not remain competitive, which could harm our business, financial condition, cloud service and operating results.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar products or services at this time. Our cloud services business environment is rapidly evolving and intensely competitive, it faces changing cloud service technologies, shifting customer needs, and frequent introductions of rival products and services. To compete successfully, we must accurately anticipate cloud service technology developments and deliver innovative, relevant and useful products, services, and technologies in a timely manner. As our cloud services business evolves, the competitive pressure to innovate will encompass a wider range of products and services. We must continue to invest significant resources in technical infrastructure and R&D, including through acquisitions, in order to enhance our cloud service technology, and services. With the limited resources we have available, we may experience difficulties in expanding and improving our colocation data center, services and colocation to remain competitive. Competition from existing and future competitors particularly those better capitalized, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the trading price of our ordinary shares, which would harm our investors.

Our current and potential domestic and international competitors range from large and established companies to emerging start-ups. Some competitors have longer operating histories and well-established relationships in various sectors. They can use their experience and resources in ways that could affect our competitive position, including by making acquisitions and entering into other strategic arrangements; continuing to invest heavily in cloud services technical infrastructure, R&D, and in talent; initiating intellectual property and competition claims (whether or not meritorious). Further, discrepancies in enforcement of existing laws may enable our lesser known competitors to aggressively interpret those laws without commensurate scrutiny, thereby affording them competitive advantages. Our competitors may also be able to innovate and provide cloud services faster than we can or may foresee the need for products and services before we do.

We are expanding our investment in research and developed companywide. This includes generative AI and continuing to integrate AI capabilities into our products and services. Cloud service technology and services are highly competitive, rapidly evolving, and require significant investment, including development and operational costs, to meet the changing needs and expectations of our existing users and attract new users. Our ability to deploy certain cloud service technologies critical for our products and services and for our business strategy may depend on the availability and pricing of third-party equipment and technical infrastructure. Additionally, other companies may develop cloud service products and technologies that are similar or superior to our technologies or more cost-effective to deploy. Other companies may also have, or in the future may obtain, patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own cloud services.

Our financial condition and operating results may also suffer if our cloud services are not responsive to the evolving needs and desires of our customers and partners. As new and existing cloud service technologies continue to develop, competitors and new entrants may be able to offer experiences that are, or that are seen to be, substantially similar to or better than ours. These technologies could reduce usage of our products and services, and force us to compete in different ways and expend significant resources to develop and operate equal or better products and services. Competitors’ success in providing compelling products and services or in attracting and retaining customers and partners could harm our financial condition and operating results.

Our ongoing investment in new cloud services, and technologies is inherently risky, and could divert management attention and harm our business, financial condition, and operating results.

Our ongoing investments that we are making in research and development augment our cloud service capabilities, reflect our ongoing efforts to innovate and provide products and services that are helpful to our customers. However, these investments may not be commercially viable or may not result in an adequate return of capital. These endeavors involve significant risks and uncertainties, including diversion of resources and management attention from current operations, different monetization models, and the use of alternative investment, governance, or compensation structures that may fail to adequately align incentives across the company or otherwise accomplish their objectives.

Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

The increasing focus on the strategic importance of AI technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI, and may in the future result in additional restrictions impacting some or all of our service offerings. Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including, but not limited to, cloud service technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls may be very broad in scope and application, prohibit us from exporting our services to any or all customers in one or more markets or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue, and financial results. Export controls targeting GPUs and semiconductors associated with AI, which are increasingly likely, would restrict our ability to export our technology, services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Increasing use of economic sanctions may also impact demand for our services, negatively impacting our business and financial results. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our ability to provide our services to customers in all markets worldwide, which could also substantially reduce our revenue.

Management of the requirements of the supply chain is complicated and time consuming. Our results and competitive position may be harmed if we are restricted in offering our services, if customers purchase services from competitors, if customers develop their own cloud services, if we are unable to provide contractual warranty or other extended service obligations.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

We continue to incorporate AI into our cloud services and infrastructure, and we are also providing computing power for our customers to use in solutions that they build. We are providing supporting/computing power to clients, including our strategic partners who develop AI systems. We expect this integration of AI into our offerings and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed. Datasets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our services not working as intended. Human review of certain outputs may be required. As a result of these and other challenges associated with innovative technologies, our implementation of cloud services could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/cloud services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements.

A curtailment or disruption in energy supply in Iceland or Canada due to regulations and policies implemented by their respective governments, which prioritize energy supply, may cause a substantial disruption or discontinuance of WhiteFiber’s colocation business operations based in Iceland or Canada, and therefore impair WhiteFiber’s financial condition or results of operations.

Through WhiteFiber Iceland ehf, the Company established and has been operating its colocation data center since November 2023, developing a fleet of 256 servers at a data center located in Northern Iceland. Through WhiteFiber’s subsidiary Enovum was acquired in October 2024 and has since been operating its colocation data center data center located in Canada.

In order to maintain its HPC data centers operational, WhiteFiber will need to acquire sufficient supplies of electricity generated by hydroelectric and geothermal energy. In addition, WhiteFiber’s colocation facilities need also to maintain reliable and adequate infrastructure and cooling systems to ensure optimal performance.

Currently, Icelandic and Canadian-based data centers and similar facilities, including the ones contracted with the Company, may face significant risks of energy disruption, curtailment or discontinuance due to low water level in Icelandic reservoirs utilized by hydropower plants, which provide hydro-generated energy in the country. In the event of a water shortage, and therefore a shortage of hydro-generated energy, the prioritization framework for Icelandic energy favors residential and certain business uses over data centers and similar facilities. In addition, volcanic eruptions might interrupt the generation of electricity from geothermal energy, as occurred several times in 2023.

Accordingly, the energy supply for WhiteFiber’s HPC data centers may be subject to disruption and could become insufficient to support our operations. WhiteFiber’s financial condition or results of operations may be adversely affected if its HPC data centers are disrupted or discontinued due to a curtailment or interruption of the energy supply.

Our business may be adversely affected by future changes in the European Union’s regulations related to AI, which could be reflected in Icelandic and European Union countries’ domestic laws and regulations.

While no current Icelandic legislation directly impacts colocation operations, Iceland, being a member of the European Economic Area, is likely to be influenced by forthcoming European Union acts such as the Artificial Intelligence Act and the AI Liability Directive. These acts may shape the future regulatory landscapes in Iceland and lead the Icelandic government to adopt such regulations domestically.

The potential adoption of said AI regulatory framework could introduce new compliance requirements for HPC data centers, as well as other legal and regulatory obligations, impacting operational practices and liability considerations for the Company’s HPC data centers. This could ultimately adversely affect our Company’s business and financial results.

Risks Related to Our Data Center Operations

We are at an early stage of development of our business, currently have limited sources of revenue, and may not become profitable in the future.

We are subject to the risks and uncertainties of a new business, with limited sources of revenue. We began generating revenue from our colocation data center operations when our first colocation facility came online in Iceland in January 2024. We completed an acquisition of Enovum in October 2024. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made.

As we grow and develop as a business, we are attempting to reduce the impact of variability on our revenue and colocation costs by entering into long-term contracts at each site. Enovum’s contracts with its 14 customers range from month to month to 60 months. In our colocation data center service business, we provide cloud infrastructure for highly scalable Graphic Processing Unit (“GPU”) accelerated applications, or GPU clusters, to our customers under contracts spanning from month to month to 36 months. As these are new services in the industry, the value and longevity of the GPUs remain uncertain in this rapidly evolving market. Given that we have only a limited history of operating a colocation data center, the long-term profitability of these contracts cannot be presently determined. If we are unable to successfully implement our development plan or to increase our generation of revenue, we will not remain profitable in the future.

We intend to continue scaling our company to increase our customer base and implement initiatives, including new business lines and global expansion. These efforts may prove more expensive than we currently anticipate and may not result in increased revenue or profitability in the short term or at all. We will also incur increased compliance costs associated with growth, expanding our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the revenue growth rate may be slower than we expect. As we pivot towards new markets such as cloud services and colocation data center operations, we realize that our limited experience in these areas may impact our ability to accurately assess our prospects. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the expansion of a business, operating a business in a competitive industry, and the continued development of expanding our customer base. There can be no assurance that we will operate profitably in the future.

We may be unable to access sufficient additional capital needed to grow our business.

We expect to need to raise substantial additional capital to expand our data center operations, pursue our growth strategies and to respond to competitive pressures or unanticipated working capital requirements. However, market conditions may limit our ability to raise funds in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, pay dividends to our shareholders, or take other actions. We may also be required to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of these provisions could make investing in our securities less attractive to investors and could limit our ability to obtain adequate financing on a timely basis or on acceptable terms in the future, which could have significant harmful effects on our financial condition and business and could include substantial limitations on our ability to continue to conduct operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to or our colocation customers’ failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

Our customers’ businesses are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, AI and related technologies, cloud services and data center operations. As a result, they do not contemplate or address unique issues associated with AI, are subject to significant uncertainty, and vary widely across U.S., Iceland and Canada. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of AI, requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us or our customers, and it is possible that governmental bodies and regulators may disagree with our or our customers’ conclusions. To the extent we or our customers have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or financial condition.

Ongoing and future regulatory actions could effectively prevent our customers’ and our ongoing or planned co-hosting operations, limiting or preventing future revenue generation by us or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or financial condition.

Our business depends upon the demand for data centers.

We are in the business of owning, acquiring, developing and operating data centers. A reduction in the demand for data center space, power or connectivity would have a greater adverse effect on our business and financial condition than if our assets were devoted to a less specialized use. Our substantial development activities make us particularly susceptible to general economic slowdowns, as well as adverse developments in the data center, Internet, AI and data communications and broader technology industries. Our colocation customers who are crypto miners are subject to the risks relating to their crypto mining business. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Changes in industry practice or in technology could reduce demand for the physical data center space we provide. In addition, our customers may choose to develop new data centers or expand their own existing data centers or consolidate into data centers that we do not own or operate, which could reduce demand for our newly developed data centers or result in the loss of one or more key customers. If any of our key customers were to do so, it could result in a loss of business to us or put pressure on our pricing. Mergers or consolidations of technology companies could reduce further the number of our customers and potential customers and make us more dependent on a more limited number of customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected as a result of any or all of these factors.

Our business has and is expected to continue to have significant customer concentration.

We generate a large portion of our revenue from a small number of customers. There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. If we were to lose one or more of our customers, our operating results could be materially adversely affected.

HPC data centers

Enovum’s data center in Montreal is currently serving 14 customers. No one customer has accounted for in excess of 50% of revenue in 2024. During fiscal year 2023, 12 customers accounted for 100% of Enovum’s revenue.

Cloud Service Business

During 2024, our HPC data center in Iceland had contracts with three customers. Our initial customer has accounted for all of our revenues through September 30, 2024.

We expect that the limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future. In addition, demand for our services generated by these customers may fluctuate significantly from quarter to quarter. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. In the event that any of our customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our facilities, we may be compelled to lower our prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results.

Failure to attract, grow and retain a diverse and balanced customer base, could adversely affect our business and operating results.

Our ability to attract, grow and retain a diverse and balanced customer base, consisting of enterprises, cloud service providers, network service providers, and digital economy customers, may affect our ability to grow our business. Currently our data center operations are limited to Iceland and Montreal, Canada which enables us to better generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our data centers will depend on a variety of factors, including our product offerings, the presence of carriers, the overall mix of customers, the presence of key customers attracting business through ecosystems, the data center’s operating reliability and security and our ability to effectively market our product offerings. Our inability to develop, provide or effectively execute any of these factors may adversely affect the development, growth and retention of a diverse and balanced customer base and adversely affect our business, financial condition and results of operations.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

We depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.

We rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. We are also reliant on third parties to deliver additional power capacity to support the growth of our business. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers may be susceptible to power shortages and planned or unplanned power outages caused by these shortages. Power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. Any loss of services or equipment damage could adversely affect both our ability to generate revenues and our operating results, harm our reputation and potentially lead to customer disputes or litigation.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, including hydroelectric. In addition, the total cost of delivered electricity could increase as a result of: regulations intended to regulate carbon emissions and other pollutants, ratepayer surcharges related to recovering the cost of extreme weather events and natural disasters (including volcanoes in Iceland), geopolitical conflicts, military conflicts, grid modernization charges, as well as other charges borne by ratepayers. Increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers that are supplied power at a lower price.

We depend on third parties to provide network connectivity to the customers in our data centers and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. Any carrier may elect not to offer its services within our data centers. Any carrier that has decided to provide network connectivity to our data centers may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our customers and, in turn, our own operating results.

Our data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. We have obtained the right to use network resources owned by other companies, in order to attract telecommunications carriers and customers to our portfolio. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could negatively affect our ability to attract new customers or retain existing customers, which could have an adverse effect on our business, financial condition and results of operations.

Any failure of our physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions.

Our business depends on providing customers with highly reliable services, including with respect to power supply, physical security, cybersecurity, and maintenance of environmental conditions. We may fail to provide such services because our operations are vulnerable to, among other things, mechanical or telecommunications failure, power outage, human error, physical or electronic security breaches, cyberattacks, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism.

Substantially all of our customer agreements include terms requiring us to meet certain service level commitments. Any failure to meet these or other commitments or any equipment damage in our data centers due to any reason could subject us to contractual liability, including service level credits against customer rent payments, legal liability and monetary damages, regulatory sanctions, or, in certain cases of repeated failures, the right by the customer to terminate the agreement. Service interruptions, equipment failures or security breaches could also materially impact our brand and reputation globally and lead to customer contract terminations or non-renewals and an inability to attract customers in the future.

Any disruption of service experienced by certain of our third-party service providers, or our ineffective management of relationships with third-party service providers could harm our business, financial condition, operating results, cash flows and prospects.

We rely on several third-party service providers for services that are essential to our business model, the most important of which are our suppliers of power, electrical equipment (including GPU servers), building materials, and construction services. Additionally, as we build our cloud service business, we also expect to rely on third parties to lease or sell us equipment which we then lease to certain of our cloud service and colocation data center customers. In addition, we may depend upon outside advisors who may not be available on reasonable terms as needed, or at all. To supplement the business experience of our officers and directors, we may be required to employ technical experts, appraisers, attorneys, or other consultants or advisors. If these third parties or other outside advisors experience difficulty providing the services we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third-party service providers or employees, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and our financial condition, operating results, cash flows and prospects.

Any delays or unexpected costs in the development of any new properties acquired for development may delay and harm our growth prospects, future operating results and financial condition.

We intend to build out additional HPC data centers in the future based on signed letters of intent at significant cost. Our successful development of this and future projects is subject to many risks, including those associated with:

●	delays in construction, or changes to the plans or specifications;

●	budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as generators;

●	construction site accidents and other casualties;

●	financing availability, including our ability to obtain construction financing and permanent financing, or increases in interest rates or credit spreads;

●	labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;

●	failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors;

●	access to sufficient power and related costs of providing such power to our customers;

●	environmental issues;

●	supply chain constraints;

●	fire, flooding, earthquakes and other natural disasters;

●	pandemics;

●	geological, construction, excavation and equipment problems; and

●	delays or denials of entitlements or permits, including zoning and related permits, or other delays resulting from requirements of public agencies and utility companies.

In addition, development activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management’s time and attention. This may distract our management from focusing on other operational activities of our business. If we are unable to complete development projects successfully and on a timely basis, our business may be adversely affected.

If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.

We are continuously evaluating our capacity requirements in order to effectively manage our capital expenditures and operating results. However, we may be unable to accurately project our future capacity needs or sufficiently allocate resources to address such needs. If we underestimate these requirements, we may not be able to provide sufficient service to existing customers or may be required to limit new customer acquisition, both of which may materially and adversely impair our results of operations.

Similarly, we have entered into multi-year contract commitments with our service providers in Iceland and Canada. If we overestimate our capacity requirements and therefore secure excess capacity and have excess capital expenditures, our operating margins could be materially reduced.

Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.

We may also experience disruptions due to mechanical failure, human error, physical or electronic security breaches, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism. Our systems may be susceptible to damage, interference, or interruption from modifications or upgrades, power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Such disruptions could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business. With the energy demand of our business, we may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the U.S. as well as in Iceland and Canada. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be harmed.

We are a development stage company with a small management team and are subject to the strains of ongoing development and growth, which will place significant demands on our management and our operational and financial infrastructure. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results would be materially harmed.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

As current and future customers increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing or future data centers. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our customer agreements. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (“ESG”) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

However, WhiteFiber is committed to continuously embrace the sustainability of our HPC infrastructure with the majority of the GPUs running on carbon-free renewable energy. The SEC has proposed rule changes that would require companies to include certain climate-related disclosures such as climate-related risks that are reasonably likely to have a material impact on business, results of operations, or financial conditions. Should such proposed rules be adopted, increased public scrutiny of our business may affect our operations, competitive position, and financial condition.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards in the U.S., Iceland or Canada are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

Our customers frequently make advance payments based on anticipated future usage.

In our cloud service business, customers often make advance payments to finance the equipment they intend to purchase from us. If we are unable to meet the contract requirements or deliver GPU clusters to their satisfaction for any reason, we may be obligated to refund these deposits.

In our colocation Data Center Hosting Business, customers typically pay a month in advance based on their projected demand. If we are unable to provide the services as expected for any reason, we would be required to issue a credit or refund the difference to the customer. Any such refunds or issuances of credit could have an adverse effect on our business, results of operations, and financial condition.

Various actual and potential conflicts of interest may be detrimental to stockholders.

Certain conflicts of interest may exist, or be perceived to exit, between us and our directors or certain executive officers, who are also officers and/or directors of Bit Digital, our controlling shareholder, which will continue to own approximately 80% of our capital stock following this offering. Each person must devote time, resources and attention to the affairs of Bit Digital. This may conflict with such officer’s or director’s interest in us, including conflicting with interests in allocating resources, time and attention to our business and impacting decisions made on our behalf with respect to Bit Digital.

We have put specific procedures in place with respect to potential conflicts of interest, however, in determining with whom our officers or directors may have relationships, transactions involving considering the risks and risk mitigation factors, including requiring that transactions with Bit Digital involving our executive officers and directors be approved or ratified by our Audit Committee, and recognizing that Ms. Ichi Shih is also the Chair of the Bit Digital Audit Committee. While we have a majority of independent directors on our Board in order to ensure that there are limitations on the risks of conflicts of interest impacting Board level decisions. However, since WhiteFiber is not operating in the crypto mining business the effects of any such risks of conflicts of interest involving our separate business operations are limited in scope. We expect that as we add officers and independent directors, the risks of conflicts of interest will become more limited over time. We cannot, however, guarantee that the conflicts of interest described above, or other future conflicts of interest, will not manifest in advice or decisions that negatively impact our financial results and our operations.

We may depend upon outside advisors who may not be available on reasonable terms as needed.

To supplement the business experience of our officers and directors, we employ technical experts, appraisers, attorneys, or other consultants or advisors. Our management, with our board of directors (“Board”) approval in certain cases, without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an “as needed” basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of cryptoassets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. Uncertainties or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Risks Related to the Reorganization

WhiteFiber has no history of operating as an independent, public company, and its historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information of WhiteFiber in this prospectus refers to its businesses as operated by and integrated with Bit Digital prior to WhiteFiber’s October 2024 acquisition of Enovum. The historical financial information of WhiteFiber included in this prospectus is derived from the consolidated financial statements and accounting records of Bit Digital and WhiteFiber AI and its consolidated subsidiaries. Accordingly, the historical financial information included in this prospectus does not necessarily reflect the financial condition, results of operations and cash flows that WhiteFiber would have achieved as a separate, publicly traded company during the periods presented nor those that WhiteFiber will achieve in the future, primarily as a result of the factors described below:

●	Prior to the Reorganization, WhiteFiber’s business has been operated by Bit Digital as part of its broader corporate organization, rather than as an independent company, and Bit Digital or one of its affiliates performed certain corporate functions for WhiteFiber. WhiteFiber’s historical financial results reflect allocations of corporate expenses from Bit Digital for such functions and are likely to be less than the expenses WhiteFiber would have incurred had it operated as a separate publicly traded company.

●	Historically, WhiteFiber shared economies of scope and scale in costs, employees and vendor relationships. Although WhiteFiber will enter into a transition services agreement with Bit Digital prior to this offering, these arrangements may not retain or fully capture the benefits that WhiteFiber has enjoyed as a result of being integrated with Bit Digital and may result in it paying higher charges than in the past for these services. This could have a material adverse effect on WhiteFiber’s business, financial position, results of operations and cash flows following the completion of the distribution.

●	Generally, WhiteFiber’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of the corporatewide cash management policies of Bit Digital. Following the completion of this offering, WhiteFiber’s results of operations and cash flows are likely to be more volatile, and it may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, or a combination of both, strategic relationships or other arrangements, which may or may not be available and may be more costly.

●	WhiteFiber’s historical financial information does not reflect any debt that it may incur in the future.

●	As a public company, WhiteFiber will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs and require WhiteFiber to divert substantial resources, including management time, from other activities.

Other significant changes may occur in WhiteFiber’s cost structure, management, financing and business operations as a result of operating as a company separate from Bit Digital. For additional information about the past financial performance of WhiteFiber’s business and the basis of presentation of the historical consolidated financial statements, see “Selected Historical Consolidated Financial Data,”,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

WhiteFiber or Bit Digital may fail to perform under the transition services agreement that are expected to be executed as part of the Reorganization or WhiteFiber may fail to have necessary systems and services in place when the transition services agreement expires.

In connection with the Reorganization, it is anticipated that WhiteFiber and Bit Digital will enter into a transition services agreement. The transition services agreement will provide for the performance of certain services by Bit Digital for the benefit of WhiteFiber, or in some cases certain services provided by WhiteFiber for the benefit of Bit Digital, for a limited period of time after this offering. WhiteFiber will rely on Bit Digital to satisfy its obligations under this agreement. If Bit Digital is unable to satisfy its obligations under this agreement, WhiteFiber could incur operational difficulties or losses. If WhiteFiber does not have agreements with other providers of these services once certain transaction agreements expire or terminate, WhiteFiber may not be able to operate its business effectively, which may have a material adverse effect on its financial position, results of operations and cash flows.

WhiteFiber’s inability to resolve favorably any disputes that arise between WhiteFiber and Bit Digital with respect to their past and ongoing relationships may adversely affect WhiteFiber’s operating results.

Disputes may arise between WhiteFiber and Bit Digital in a number of areas relating to the various transaction agreements, including:

●	Labor, tax, employee benefit, indemnification and other matters arising from WhiteFiber’s separation from Bit Digital.

●	Employee retention and recruiting.

●	Business combinations involving WhiteFiber.

●	And the nature, quality and pricing of services that WhiteFiber and Bit Digital have agreed to provide each other.

WhiteFiber may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party.

The agreements WhiteFiber enters into with Bit Digital may be amended upon agreement between the parties. While WhiteFiber is controlled by Bit Digital, it may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to it as those it would negotiate with an unaffiliated third party.

After this offering, certain members of management, directors and shareholders will hold key positions and hold shares in both WhiteFiber and Bit Digital, and as a result may face actual or potential conflicts of interest.

After this offering, certain key management and directors of both Bit Digital and WhiteFiber will hold the same or similar positions in both companies. Those positions and their ownership of Bit Digital securities could create, or appear to create, potential conflicts of interest when WhiteFiber’s management and directors and Bit Digital’s management and directors face decisions that could have different implications for Bit Digital and WhiteFiber. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Bit Digital and WhiteFiber regarding the terms of the agreements governing the distribution and the relationship with Bit Digital thereafter. These agreements include the transition services agreement, and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Bit Digital or WhiteFiber may enter into in the future.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public company, WhiteFiber will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, following the effectiveness of the registration statement of which the prospectus forms a part, the Exchange Act requires that WhiteFiber file annual, quarterly and current reports. WhiteFiber’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing. In addition, following the effectiveness of the registration statement of which the prospectus forms a part, the Sarbanes-Oxley Act requires that, among other things, WhiteFiber establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in WhiteFiber’s business, or changes in applicable accounting rules. WhiteFiber cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If WhiteFiber is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of its internal control over financial reporting. While WhiteFiber AI has been adhering to these laws and regulations as a subsidiary of Bit Digital, after this offering it will need to demonstrate its ability to manage its compliance with these corporate governance laws and regulations as an independent, public company.

Matters affecting WhiteFiber’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject WhiteFiber to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in WhiteFiber and the reliability of its financial statements. Confidence in the reliability of WhiteFiber’s financial statements is also likely to suffer if it or its independent registered public accounting firm reports a material weakness in its internal control over financial reporting. This could have a material and adverse effect on WhiteFiber by, for example, leading to a decline in the share price and impairing its ability to raise additional capital.

As an independent, publicly traded company, WhiteFiber may not enjoy the same benefits that its subsidiaries did as subsidiaries of Bit Digital.

Historically, WhiteFiber’s business has been operated as subsidiaries of Bit Digital, and Bit Digital performed substantially all the corporate functions for their operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, financial reporting, finance and tax administration, benefits administration, legal, and regulatory functions.

Following this offering, Bit Digital will provide support to WhiteFiber with respect to certain of these functions on a transitional basis. WhiteFiber will then need to replicate certain facilities, systems, infrastructure and personnel to which it will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing its own support functions in these areas. Such costs could be material.

As an independent, publicly traded company, WhiteFiber may become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of Bit Digital. As part of Bit Digital, WhiteFiber has been able to enjoy certain benefits from Bit Digital’s operating diversity and available capital for investments. As an independent, publicly traded company, WhiteFiber will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on its financial position, results of operations and cash flows.

WhiteFiber could experience temporary interruptions in business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to its stand- alone systems.

WhiteFiber is in the process of preparing information technology infrastructure and systems to support its critical business functions, including accounting and reporting, in order to replace many of the systems and functions Bit Digital has provided. WhiteFiber may experience temporary interruptions in business operations if it cannot transition effectively to its own stand-alone systems and functions, which could disrupt its business operations and have a material adverse effect on profitability. In addition, WhiteFiber’s costs for the operation of these systems may be higher than the amounts reflected in the consolidated financial statements.

The transfer to WhiteFiber of certain contracts, permits and other assets and rights may require the consents, approvals of, or provide other rights to, third parties. If such consents or approvals are not obtained, WhiteFiber may not be entitled to the full benefit of such contracts, permits and other assets and rights, which could increase its expenses or otherwise harm its business and financial performance.

The Reorganization provides that certain contracts, permits and other assets and rights are to be transferred from Bit Digital or its subsidiaries to WhiteFiber or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or provide other rights to third parties. In addition, in some circumstances, WhiteFiber and Bit Digital are joint beneficiaries of contracts, and WhiteFiber and Bit Digital may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to WhiteFiber or Bit Digital.

Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from WhiteFiber, which, for example, could take the form of price increases. This could require WhiteFiber to expend additional resources in order to obtain the services or assets previously provided under the contract, or require WhiteFiber to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If WhiteFiber is unable to obtain required consents or approvals, it may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to WhiteFiber as part of its separation from Bit Digital, and WhiteFiber may be required to seek alternative arrangements to obtain services and assets that may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively affect WhiteFiber’s business, financial condition, results of operations and cash flows.

Risks Related to U.S. Government Regulations

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, not of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

Existing and increasing legal and regulatory requirements could adversely affect our results of operations.

We are subject to a wide range of laws, regulations, and legal requirements in the U.S. and globally, including those that may apply to our products and online services offerings, and those that impose requirements related to user privacy, telecommunications, data storage and protection, advertising, and online content. Laws in several jurisdictions, including EU Member State laws under the European Electronic Communications Code, increasingly define certain of our services as regulated telecommunications services. This trend may continue and will result in these offerings being subjected to additional data protection, security, law enforcement surveillance, and other obligations. Regulators and private litigants may assert that our collection, use, and management of customer data and other information is inconsistent with their laws and regulations, including laws that apply to the tracking of users via technology such as cookies. New environmental, social, and governance laws and regulations are expanding mandatory disclosure, reporting, and diligence requirements. Legislative or regulatory action relating to cybersecurity requirements may increase the costs to develop, implement, or secure our products and services. Compliance with evolving digital accessibility laws and standards will require engineering and is important to our efforts to empower all people and organizations to achieve more. Legislative and regulatory action is emerging in the areas of AI and content moderation, which could increase costs or restrict opportunity. For example, in the EU, an AI Act has entered into force, and may entail increased costs or decreased opportunities for the operation of our AI services in the European market. See “Our AI business is subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making” risk factor above.

We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United States. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Involving Intellectual Property

We rely upon licenses of third-party intellectual property rights and may be unable to protect our software codes.

We actively use specific hardware and software for our cloud services and colocation data center operations. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our operations. Our open source licenses may not afford us the protection we need to protect our intellectual property.

Our internal systems rely on software that is highly technical, and, if it contains undetected errors, our business could be adversely affected.

Our internal systems rely on software that is highly technical and complex. In addition, our internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Risks Related to WhiteFiber Ordinary Shares

WhiteFiber cannot be certain that an active trading market for its ordinary shares will develop or be sustained after this offering, and following this offering its stock price may fluctuate significantly.

A public market for WhiteFiber ordinary shares does not currently exist. WhiteFiber cannot guarantee that an active trading market will develop or be sustained for WhiteFiber ordinary shares after the distribution. Nor can it predict the prices at which WhiteFiber ordinary shares may trade after this offering. Similarly, WhiteFiber cannot predict the effect of this offering on the trading prices of ordinary shares of WhiteFiber or whether the combined market value of the WhiteFiber ordinary shares and Bit Digital ordinary shares will be less than, equal to or greater than the market value of shares of Bit Digital prior to this offering. Until the market has fully evaluated Bit Digital’s remaining businesses without WhiteFiber’s operating subsidiaries, the price at which WhiteFiber ordinary shares trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated WhiteFiber’s business as a stand-alone entity, the prices at which WhiteFiber ordinary shares trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of WhiteFiber stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.

The market price of WhiteFiber ordinary shares may fluctuate significantly due to a number of factors, some of which may be beyond WhiteFiber’s control, including:

●	actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of AI infrastructure services;

●	actions by our competitors, such as new business initiatives, acquisitions and divestitures;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	sales of our ordinary shares by our officers, directors or significant shareholders;

●	Other actions taken by our shareholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by earthquakes, tornadoes or other natural disasters;

●	issuance of new or changed securities analysts’ reports or recommendations regarding us;

●	legal proceedings involving our company, our industry or both;

●	changes in market valuations of companies similar to ours;

●	the prospects of the industry in which we operate;

●	speculation or reports by the press or investment community with respect to us or our industry in general; and

●	the level of short interest in our shares.

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of issuers. These broad market fluctuations may negatively impact the price or liquidity of our ordinary shares. When the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer.

●	Actual or anticipated fluctuations in WhiteFiber’s operating results.

●	Declining operating revenues derived from WhiteFiber’s core business.

●	The operating and stock price performance of comparable companies.

●	Changes in WhiteFiber’s stockholder base due to the Reorganization.

●	Changes in the regulatory and legal environment in which WhiteFiber operates; and

●	Market conditions in the AI industry, and the domestic and worldwide economy as a whole.

We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Bit Digital, our controlling shareholder, will own approximately 80% of the voting power following this offering. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our Chief Executive Officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of the ordinary shares.

We have a dual class share structure that allows our directors to issue preference shares that could be dilutive to your interests as an ordinary shareholder.

WhiteFiber's authorized share capital is US$3,500,000 divided into 340,000,000 ordinary shares of par value US$0.01 each and 10,000,000 preference shares of par value US$0.01 each (“preference shares”). We currently have no preference shares issued and outstanding.

The terms of our preference shares are the same as our ordinary shares, except that holders of our preference shares are entitled to: (a) receive, when, if and as paid or declared by our directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on our ordinary shares, as adjusted for any share combinations or subdivisions, bonus issues and similar recapitalization events (“Recapitalization Events”); (b) on a liquidation of the Company, receive in preference to the holders of the ordinary shares, the par value of their preference shares (adjusted for any Recapitalization Events) plus any declared but unpaid dividends thereon in priority to holders of ordinary shares, but with no right to share in the distribution of any surplus assets of the Company; and (c) convert their preference shares into ordinary shares on a one-for-one basis at the election of the holder of the preference shares unless it would result in such holder being the registered owner of more than 4.99% of our ordinary shares. Please refer to our amended and restated memorandum and articles of association, set out in Exhibit 3.2, which describes the terms of our ordinary shares and preference shares in more detail.

While we currently have no preference shares are outstanding, our directors have the discretion to issue preference shares without shareholder approval. Due to the enhanced and preferential rights of our preference shares, the issuance of preference shares could be dilutive to the interests of holders of ordinary shares which could cause the market price of our ordinary shares could be adversely affected.

 The dual class structure of our authorized share capital may concentrate voting control with holders of our preference shares, should we issue any, and the holders of such preference shares may not be aligned with the interests of our other shareholders.

Where shareholders are asked to vote at a general meeting of WhiteFiber, every shareholder shall have one vote if the vote is conducted by a show of hands. However, if the vote is conducted by way of poll, holders of ordinary shares are entitled to one vote per one ordinary share and holders of preference shares are entitled to 50 votes per preference share. While we currently have no preference shares are outstanding, our directors have the discretion to issue preference shares without shareholder approval. If preference shares are issued in the future, this may cause the voting power of ordinary shareholders to be diluted and holders of preference shares to have an unbalanced, higher concentration of voting power.

Holders of preference shares, if any, may be able to take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

As a result, the market price of our ordinary shares could be adversely affected if we issue preference shares.

Bit Digital will have significant voting power to control significant corporate actions.

Following this offering, Bit Digital will own approximately 80% of the voting power of the [•] outstanding WhiteFiber ordinary shares to be issued and outstanding shares. As a result of its ownership, Bit Digital will be able to control the vote over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors, and other significant corporate actions. Bit Digital may take action that is in the best interests of our other shareholders. This concentration of voting power may discourage or delay our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our ordinary shares are expected to be currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per Ordinary Share. There can be no assurance we will continue to meet the minimum bid price requirements or any other Nasdaq requirements in the future, in which case our ordinary shares could be delisted.

In the event that our ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ordinary shares could be conducted only on the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ordinary shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. In addition, our ability to raise additional capital may be severely impacted if our shares are delisted from Nasdaq, which may negatively affect our business plans and the results of our operations.

Our ordinary shares may be thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our ordinary shares may become “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we may not be well-known to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that, even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow a relatively unknown company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories, such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and provide less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. There is also uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions abroad.

Currently, a portion of our operations and of our assets and personnel are located outside the United States. All three (3) members of our Board of Directors are nationals or residents of jurisdictions other than the United States, and a substantial portion, if not all, of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Foreign countries may have no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in a foreign country of judgments of a court in the United States and any of the other jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any other jurisdictions, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers outside the United States.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

f we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. shareholder who holds our ordinary shares, the U.S. shareholder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we are not classified as a PFIC for 2023, we may be classified as a PFIC for 2024, or any future taxable year, because, among other things, the treatment of digital assets such as bitcoin for purposes of the PFIC rules is unclear. Given this uncertainty, prospective U.S. shareholders contemplating an investment in the ordinary shares should assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about WhiteFiber’s business, WhiteFiber’s share price and trading volume could decline.

The trading market for WhiteFiber ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about WhiteFiber or its business. WhiteFiber does not currently have and may never obtain research coverage for WhiteFiber ordinary shares. If there is no research coverage of WhiteFiber ordinary shares, the trading price for WhiteFiber ordinary shares may be negatively impacted. If WhiteFiber obtains research coverage for WhiteFiber ordinary shares and if one or more of the analysts downgrades its stock or publishes misleading or unfavorable research about its business, WhiteFiber’s stock price would likely decline. If one or more of the analysts ceases coverage of WhiteFiber ordinary shares or fails to publish reports on WhiteFiber regularly, demand for WhiteFiber ordinary shares could decrease, which could cause WhiteFiber ordinary share price or trading volume to decline.

Your percentage of ownership in WhiteFiber may be diluted in the future.

In the future, your percentage ownership in WhiteFiber may be diluted because of equity awards that it will be granting to its directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. WhiteFiber anticipates that its Compensation Committee will grant additional stock-based awards to its directors, officers and employees after the distribution. Such awards will have a dilutive effect on WhiteFiber’s earnings per share, which could adversely affect the market price of shares of WhiteFiber. From time to time, WhiteFiber will issue additional stock-based awards to its employees under its employee benefits plans.

In addition, WhiteFiber’s amended and restated memorandum and articles of association authorizes it to issue, without the approval of its shareholders, preference shares of par value US$0.01 in the capital of the Company, which have enhanced rights relative to ordinary shares, including with respect to dividends, liquidation preferences and voting. Accordingly, Preference Shares could affect the value of WhiteFiber ordinary shares. See “Description of WhiteFiber’s ordinary shares.”

Investors in this offering will experience immediate and substantial dilution of $[●] per share.

Based on the assumed public offering price of $[●] per share, and assuming the receipt of the estimated net proceeds of $[●] million (after deducting underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in “Use of Proceeds”), purchasers of our ordinary shares in this offering will experience an immediate and substantial dilution of $[●] per share in the as adjusted net tangible book value per share of ordinary shares from the public offering price, and our pro forma as adjusted net tangible book value as of September 30, 2024 after giving effect to this offering would be approximately $[●] million, or $[●] per share. This dilution is due to, among other things, the Company’s net tangible book value per share being less than the initial public offering price. See “Dilution.”

We do not expect to pay or declare dividends on our ordinary shares.

The timing, declaration, amount and payment of any dividends following this offering will be within the discretion of WhiteFiber’s board of directors, and will depend upon many factors, including WhiteFiber’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of WhiteFiber’s potential debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant. Therefore, holders of our ordinary shares may not receive any return on their investment in our ordinary shares unless and until the value of such ordinary shares increases and if they are able to sell such ordinary shares, and there is no assurance that any of the foregoing will occur. Moreover, if WhiteFiber determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information, see the section entitled “Dividend Policy.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company may delay the adoption of new or revised financial accounting standards that have different effective dates for public and private companies until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials WhiteFiber has filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Capitalization,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this information statement contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of WhiteFiber’s management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond WhiteFiber’s control. Except as may be required by law, WhiteFiber undertakes no obligation to modify or revise any forward-looking statements to reflect new information, events or circumstances occurring after the date of this information statement. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and WhiteFiber does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of [●] ordinary shares will be approximately $[●] million, or approximately $[●] million if the underwriters exercise in full their option to purchase additional ordinary shares, based on the assumed public offering price of $[●] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently estimate that we will use the net proceeds from this offering as follows: to purchase or lease additional property on which to build additional HPC data centers; to construct those facilities; to enter into additional energy service agreements for each additional site; to purchase GPUs, servers and AI equipment for those sites as well as to upgrade existing facilities; for potential acquisitions, partnership and joint ventures; marketing expenses to expand our customer base; research and development, and to fund our working capital and general corporate purposes, including the costs of operating as a public company. We have presumed that we will receive aggregate gross proceeds of $[●] million and will deduct $[●] million payable in offering costs, commissions and fees.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. We reserve the right to use of the net proceeds we receive in the offering in any manner we consider to be appropriate. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ materially from those outlined above as a result of several factors including those set forth under “Risk Factors” and elsewhere in this prospectus.

DIVIDEND POLICY

Subject to the provisions of the Companies Act (Revised) of the Cayman Islands (“Companies Act”) and any rights attaching to any class or classes of shares under and in accordance with the articles of association of WhiteFiber:

(a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

While we do not have any preference shares currently outstanding, should we decide to issue preference shares, the terms of our preference shares are expected to entitle holders to a dividend at an annual rate of eight percent (8%) of the par value of each preference share held, as adjusted for any share combinations or subdivisions, bonus issues and similar recapitalization events, in preference to any declaration or payment of any dividend on our ordinary shares. These preferential dividend rights are not cumulative.

We intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board may deem relevant.

CAPITALIZATION

This section discusses financial data of WhiteFiber, assuming the completion of all of the transactions described in this prospectus, including the Reorganization. It is assumed that as of the dates disclosed in this section, WhiteFiber and its consolidated subsidiaries were subsidiaries of Bit Digital and as of September 30, 2024, WhiteFiber had no assets, liabilities or operations. WhiteFiber completed the acquisition of Enovum on October 11, 2024.

The following table sets forth WhiteFiber’s Cash and cash equivalents and capitalization as of September 30, 2024, on a historical basis and pro forma, as adjusted for the issuance of [●] ordinary shares at an assumed initial public offering price of $[●] per share. The information below is not necessarily indicative of WhiteFiber’s Cash and cash equivalents and capitalization would have been had the Reorganization been completed as of September 30, 2024. In addition, it is not indicative of WhiteFiber’s future capitalization. This table should be read in conjunction with the “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” sections of this prospectus and WhiteFiber’s audited consolidated financial statements and notes thereto included in the “Index to Financial Statements” of this prospectus.

	As of September 30, 2024
	Actual	Pro Forma, as adjusted for the offering
Assets
Cash and cash equivalents	$24,720,467
Liabilities
Debt, including current and long-term:	-
Total debt	-
Shareholder’s Equity(1)
Preference shares, $0.01 par value, 10,000,000 shares authorized, Nil shares issued and outstanding of September 30, 2024	-
Ordinary shares, $0.01 par value, 340,000,000 shares authorized, 1 share issued and outstanding as of September 30, 2024 [●] shares as adjusted	0.01
Retained earnings	1,181,063
Total stockholder’s equity	$65,757,991
Total capitalization	$65,757,991

1.	Reflects the historical Ordinary Shares with $0.01 par value of WhiteFiber. The Pro Forma number of issued and outstanding ordinary shares as of February [●], 2025 assumes [●] ordinary shares held by Bit Digital and [●] ordinary shares being sold to the public.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated income data for the nine months ended September 30, 2024 and for the year ended December 31, 2023 for WhiteFiber and its consolidated subsidiaries. It is assumed that as of the dates disclosed in this section, WhiteFiber was a subsidiary of Bit Digital and WhiteFiber had no assets, liabilities or operations prior to the acquisition of Enovum on October 11, 2024.

The selected consolidated financial income data for the nine months ended September 30, 2024 and for the years ended December 31, 2023 were derived from Bit Digital’s audited consolidated financial statements.

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included in this prospectus. The selected historical consolidated financial data reflects WhiteFiber’s results as historically operated as a part of Bit Digital, and these results may not be indicative of its future performance as a stand-alone company following the separation and distribution.

	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Results for Year:
Revenues	$32,718,084	$-
Gross profit	19,505,789	-
Gross margin	59.6%	-
Net income (loss)	2,407,012	(1,225,949)
Net income margin	7.4%	N/A
Other Data:
EBITDA	15,061,774	(1,224,122)
EBITDA margin	46.0%	N/A
Adjusted EBITDA	16,408,435	(371,048)
Adjusted EBITDA margin	50.2%	N/A
Balance Sheet Data:
Working capital	14,605,655	(7,492,496)
Total assets	117,125,924	78,927,726
Total equity	$65,757,991	$49,650,239

Non-GAAP Financial Measures

The selected historical consolidated financial data includes financial information prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), as well as EBITDA, Adjusted EBITDA and Adjusted EBITDA financial measures on a historical basis. WhiteFiber defines EBITDA as net income before interest expense, taxes and depreciation, depletion and amortization. WhiteFiber defines Adjusted EBITDA as EBITDA adjusted to exclude unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs.

EBITDA and Adjusted EBITDA are considered non-GAAP financial measures and are comparable to the corresponding GAAP measures of Net income. WhiteFiber believes these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company’s operating performance by excluding stock- based compensation and unrealized gains and losses on benefit plan investments as they are considered non-cash and not part of the Company’s core operations. The Company also excludes the one-time, non-recurring costs associated with the Reorganization of WhiteFiber from Bit Digital as those are not expected to continue. Rating agencies and investors will also use EBITDA and Adjusted EBITDA to calculate WhiteFiber’s leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. WhiteFiber’s management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating compensation packages and leverage as a multiple of EBITDA and Adjusted EBITDA to determine the appropriate method of funding operations of the Company. EBITDA is calculated by adding back income taxes, interest expense and depreciation, amortization expense to net income. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs, to EBITDA. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and is intended to be helpful supplemental financial measures for investors’ understanding of WhiteFiber’s operating performance. WhiteFiber’s non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ EBITDA and Adjusted EBITDA measures having the same or similar names.

The following information reconciles net income to EBITDA and EBITDA to Adjusted EBITDA.

	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Reconciliation of non-GAAP income (loss) from operations:
Net income (loss)	$2,407,012	$(1,225,949)
Depreciation and amortization expenses	11,528,569	-
Income tax expense	1,126,193	1,827
EBITDA	15,061,774	(1,224,122)

Adjustments:
Share-based compensation expenses	1,346,661	853,074
Adjusted EBITDA	$16,408,435	$(371,048)

DILUTION

The difference between the public offering price per share of our ordinary shares and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding ordinary shares.

On a historical actual basis as of September 30, 2024, our net tangible book value was approximately $[●], or approximately $[●] per share.

On a pro forma as adjusted basis as of September 30, 2024, our net tangible book value would have been $ [●] million, or approximately $[●] per share, after giving further effect to the sale of the ordinary shares offered in this prospectus and the deduction of the underwriting discount and estimated offering expenses payable by us. The difference between the pro forma and pro forma as adjusted net tangible book value represents an immediate dilution of [●]% per share, or $[●], to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:

Assumed public offering price	$
Historical actual net tangible book value before this offering	$
Increase attributable to pro forma adjustment	$
Pro forma net tangible book value before this offering	$
Increase in pro forma net tangible book value attributable to new investors	$
Pro forma as adjusted net tangible book value after this offering
Dilution to new investors	$

If the underwriters exercise in full the option to purchase additional shares to cover over-allotments, the pro forma as adjusted net tangible book value per share of our ordinary shares after giving effect to this offering would be approximately $[●] per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $[●] per ordinary share.

The dilution to new investors presented above excludes the effect of:

the issuance of [●] ordinary shares of our ordinary shares underlying RSUs previously granted to certain officers, directors and employees as of the date of this prospectus; and

the issuance of [●] ordinary shares reserved, but not subject to outstanding awards under our 2025 Omnibus Equity Incentive Plan.

The following table sets forth purchase price information with respect to (i) Bit Digital, our controlling shareholder, for an aggregate of [●] ordinary shares; and (ii) new investors in this offering, after giving effect to the sale of the ordinary shares in this offering at the assumed public offering price of $[●] per share:

	Shares Purchased		Total Consideration
	Amount	Percentage	Amount (in thousands)	Percentage	Average Price per share
Bit Digital		80%	$	$	$
New investors		20%	$	$	$
Total		100%	$100%	$	$

If the underwriters exercise in full the option to purchase additional ordinary shares to cover over-allotments, our existing stockholders would own [●]% and our new investors would own [●]% of the total number of ordinary shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect WhiteFiber, Inc.’s plans, estimates and beliefs. WhiteFiber, Inc.’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement, particularly in the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

References to “WhiteFiber” or the “Company” refer to WhiteFiber, Inc. and its subsidiaries, which are to be held by WhiteFiber, Inc.

Overview

WhiteFiber, Inc. or the “Company” specializes in cloud services to support advanced AI and machine learning (“ML”) and HPC data centers which comprise WhiteFiber’s HPC Business Segment, with headquarters in New York City.

With the emergence of AI and pursuit of fully generative AI, management of Bit Digital Inc. (“Bit Digital”) recognized that the competitive advantages that it enjoys would equally apply in the cloud services segment within Bit Digital’s digital infrastructure business. These advantages include the ability to source high performance computers and chips at an industrial scale, the ability to identify data centers in fiscally and politically stable countries with low cost, sustainable energy and year-round modest climates, its management team’s ability to make accurate strategic assessments and forecasts regarding the timing and extent of asset deployment, and its ability to access capital and digital assets markets to fund rapid growth. Accordingly, in the fourth quarter of 2023, Bit Digital expanded its digital infrastructure business to include cloud services.

This move was motivated by several factors that align with White Fiber’s long-term growth objectives and commitment to innovation. The AI industry was experiencing, and continues to experience, rapid growth, driven by increasing demand for advanced computing power to support generative AI applications, which include training large language models (“LLM”), image generation, and data analysis. By entering this segment of the digital infrastructure sector, Bit Digital aims to diversify its revenue streams, leverage its existing operational expertise and know-how, including, without limitation, fixed asset management, infrastructure development, sustainable energy sourcing, logistics and supply chain management, and operational reliability enhancement, to capture market share in this growing market segment.

The Company’s cloud services focuses on delivering high-end, customized solutions tailored to support advanced AI and ML applications. The business operates by leveraging a sophisticated array of computers and chips, including NVIDIA H100 Graphics Processing Units (“GPUs”) servers, network equipment, and data storage solutions (collectively, the “HPC Services Equipment”). In line with our commitment to sustainability, currently our cloud services equipment utilizes 100% carbon-free renewable energy from geothermal and hydroelectric sources.

The Company believes that cloud services is positioned for significant growth, driven by the increasing demand for advanced computing and AI services. This expansion will involve acquiring additional AI Equipment, leasing new HPC data centers, and expanding the customer base.

The Company finalized a service agreement with its first customer in the fourth quarter of 2023, for the provision of HPC services from a total of 2,048 GPUs over a three-year period. To finance this operation, the Company entered into a sale-leaseback agreement with a third party, selling 96 AI servers (equivalent to 768 GPUs) and leasing them back for three years. On January 22, 2024, approximately 192 servers (equivalent to 1,536 GPUs) were deployed at a specialized data center and began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 servers (equivalent to 512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. To finance this operation, the Company entered into a sale-leaseback agreement with a third party, agreeing to sell 128 AI servers (equivalent to 1,024 GPUs) and leasing them back for three years. In late July 2024, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August 2024, the customer made a non-refundable prepayment of $30.0 million for the services to be rendered under this agreement.

On October 9, 2024, the Company executed a Master Services and Lease Agreement (“MSA”) with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider. Following a binding term sheet with Boosteroid on August 19, 2024. The Company finalized an initial order of 489 GPUs, projected to generate approximately $7.9 million in revenue over the five-year term. The GPUs have been delivered to respective data centers across the U.S. and Europe and began earning revenue by the end of November 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity over the five-year term, subject to deployment plans and market conditions.

On November 6, 2024, the Company entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 16 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 16 H200 GPUs over a minimum of six (6) month period, representing total revenue of approximately $320,000 for the term. The deployment commenced and revenue generation began on November 7, 2024, using the Company’s existing inventory of H200 GPUs.

On November 14, 2024, the Company entered into a Terms of Supply and Service Level Agreement (together, the “Agreement”) and an Order Form with a new customer. The order form provides for services utilizing a total of 64 H200 GPUs on a month-to-month basis, which either party may terminate upon at least 14 days’ written notice prior to any renewal date. It represents annual revenue of approximately $1.2 million. The deployment commenced and revenue generation began on November 15, 2024, using the Company’s existing inventory of H200 GPUs.

Our revenue from HPC services was $12.2 million and $32.7 million for the three and nine months, respectively, ended September 30, 2024. The Company issued a service credit of $1.3 million to its customer during the three months ended March 31, 2024, as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. Subsequently, the Company issued another service credit of $0.6 million during the three months ended September 30, 2024 to its customer as compensation for decreased utilization.

Results of operations

The following discussion summarizes consolidated results of operations for the three months ended September 30, 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this information statement.

Three months ended September 30, 2024

The following table summarizes the results of our operations during the three months ended September 30, 2024. Since the Company was incorporated on October 19, 2023, there are no comparable results for the three months ended September 30, 2023.

For the Three Months Ended
September 30,
2024
Revenue	$12,151,303

Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	(5,459,667)
Depreciation and amortization expenses	(4,324,751)
General and administrative expenses	(2,554,705)
Total operating expenses	(12,339,123)

Loss from operations	(187,820)

Loss before provision for income taxes	(187,820)

Income tax expenses	(469,056)
Net loss	$(656,876)

Revenue

In the fourth quarter of 2023, we initiated WhiteFiber AI, a new business line to provide cloud services to support generative AI workstreams. The Company finalized a service agreement with its first customer, for the provision of HPC services from a total of 2,048 GPUs over a three-year period. On January 22, 2024, approximately 192 GPU servers (1,536 GPUs) were deployed at a specialized data center in Iceland and began generating revenue. Subsequently, on February 2, 2024, approximately an additional 64 GPU servers (512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. The servers will be deployed at the specialized data center where the Company’s existing GPU servers are located. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable deposit of $30.0 million for the services to be ren

Cost of revenue

We incur cost of revenue from our HPC services. The Company’s cost of revenue consists primarily direct production costs related to HPC services operations, including electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

For the three months ended September 30, 2024, the cost of revenue from cloud services was comprised of the following:

For the Three Months Ended September 30, 2024
Electricity costs	$210,200
Datacenter lease expenses	1,021,758
GPU servers lease expenses	3,874,752
Other costs	352,957
Total	$5,459,667

Electricity costs. These expenses were incurred by the datacenter for the HPC equipment and were closely correlated with the number of deployed GPU servers.

For the three months ended September 30, 2024, electricity costs totaled $0.2 million.

Datacenter lease expenses. In December 2023, we entered into a datacenter lease agreement for a fixed monthly recurring cost.

For the three months ended September 30, 2024 datacenter lease expenses totaled $1.0 million.

GPU servers lease expenses. In 2023, we entered into a GPU servers lease agreement to support our HPC services. The lease payment depends on the usage of the GPU servers.

For the three months ended September 30, 2024, GPU servers lease expenses totaled $3.9 million.

Depreciation and amortization expenses

For the three months ended September 30, 2024, depreciation and amortization expenses was $4.3 million, based on an estimated useful life of three years for HPC services equipment and five years for equipment accessories.

General and administrative expenses

For the three months ended September 30, 2024, our general and administrative expenses, totaling $2.6 million, were primarily comprised of shared-based compensation expenses of $0.5 million, salary and bonus expenses of $0.5 million, professional and consulting expenses of $0.9 million, commission expense of $0.3 million, marketing expenses of $0.2 million, and travel expenses of $0.1 million.

Income tax expenses

Income tax expenses were $0.5 million for the three months ended September 30, 2024, which was comprised of income tax expenses of $0.3 million from our Iceland operations, and $0.2 million from our US operations. The Iceland income tax expense of $0.3 million is driven by the profits from the HPC services. The income tax of $0.2 million in the U.S. is mainly due to the Global Intangible Low Taxed Income.

Net loss and loss per share

For the three months ended September 30, 2024, our net loss was $0.7 million.

Basic and diluted weighted average number of shares was 1 and 1 for the three months ended September 30, 2024, respectively. Basic and diluted loss per share was $656,875.64 and $656,875.64 for the three months ended September 30, 2024, respectively.

Nine months ended September 30, 2024

The following table summarizes the results of our operations for the nine months ended September 30, 2024. Since the Company was incorporated on October 19, 2023, there are no comparable results for the nine months ended September 30, 2023.

For the Nine Months
Ended September 30,
2024
Revenue	$32,718,084

Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	(13,212,295)
Depreciation and amortization expenses	(11,528,569)
General and administrative expenses	(5,802,810)
Total operating expenses	(30,543,674)

Income from operations	2,174,410

Other income, net	1,358,795

Income before provision for income taxes	3,533,205

Income tax expenses	(1,126,193)
Net income	$2,407,012

Revenue

We generate revenues from cloud services. In the fourth quarter of 2023, we initiated WhiteFiber AI, a new business line to provide cloud services to support generative AI workstreams. The Company finalized a service agreement with its first customer, for the provision of cloud services from a total of 2,048 GPUs over a three-year period. On January 22, 2024, approximately 192 GPU servers (equivalent to 1,536 GPUs) were deployed at a specialized data center in Iceland and began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 GPU servers (equivalent to 512 GPUs) also started revenue generation.

In the second quarter of 2024, the Company finalized an agreement to supply its existing customer with an additional 2,048 GPUs over a three-year period. The servers are deployed at the specialized data center in Iceland where the Company’s existing AI servers are located. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable deposit of $30.0 million for the services to be rendered under this agreement.

Our revenue from HPC services was $32.7 million for the nine months ended September 30, 2024. The Company issued a service credit of $1.3 million to its HPC customer, during the three months ended March 31, 2024, as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. Subsequently, the Company issued another service credit of $0.6 million to the customer during the three months ended September 30, 2024, as compensation for decreased utilization.

Cost of revenue

We incur cost of revenue from our cloud services. The Company’s cost of revenue consists primarily direct production costs related to HPC services operations, including electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

For the nine months ended September 30, 2024, the cost of revenue from cloud services was comprised of the following:

For the Nine Months Ended September 30, 2024
Electricity costs	$436,621
Data center lease expenses	2,327,868
GPU servers lease expenses	9,786,992
Other costs	660,814
Total	$13,212,295

Electricity costs. These expenses were incurred by the datacenter for the HPC equipment and were closely correlated with the number of deployed GPU servers.

For the nine months ended September 30, 2024, electricity costs totaled $0.4 million.

Datacenter lease expenses. In December 2023, we entered into a data center lease agreement for a fixed monthly recurring cost.

For the nine months ended September 30, 2024, data center lease expenses totaled $2.3 million.

GPU servers lease expenses. In 2023, we entered into a GPU servers lease agreement to support our HPC services. The lease payment depends on the usage of the GPU servers.

For the nine months ended September 30, 2024, GPU servers lease expenses totaled $9.8 million.

Depreciation and amortization expenses

For the nine months ended September 30, 2024, depreciation and amortization expenses was $11.5 million, based on an estimated useful life of three years for HPC services equipment and five years for equipment accessories.

General and administrative expenses

For the nine months ended September 30, 2024, our general and administrative expenses, totaling $5.8 million, were primarily comprised of shared-based compensation expenses of $1.3 million, salary and bonus expenses of $1.2 million, professional and consulting expenses of $1.3 million, commission expense of $0.9 million, marketing expenses of $0.5 million, and travel expenses of $0.2 million.

Income tax expenses

Income tax expenses were $1.1 million for the nine months ended September 30, 2024, which was comprised of income tax expenses income tax expense of $0.8 million from our Iceland operations, and $0.3 million from our U.S. operations. The Iceland income tax expense of $0.8 million is driven by the profits from the HPC services. The income tax of $0.3 million in the U.S. is mainly due to the Global Intangible Low Taxed Income.

Net income and earnings per share

For the nine months ended September 30, 2024, our net loss was $2.4 million.

Basic and diluted weighted average number of shares was 1 and 1 for the nine months ended September 30, 2024, respectively. Basic and diluted loss per share was $2,407,012.08 and $2,407,012.08 for the nine months ended September 30, 2024, respectively.

Year ended December 31, 2023

The following table summarizes the results of our operations during the year ended December 31, 2023. Since the Company was incorporated on October 19, 2023, there are no comparable results for the year ended December 31, 2022.

For the Year Ended
December 31, 2023
Revenue	$–

Operating costs and expenses:
General and administrative expenses	(1,243,475)
Total operating expenses	(1,243,475)

Loss from operations	(1,243,475)

Other income, net	19,353

Loss before provision for income taxes	(1,224,122)

Income tax expenses	(1,827)
Net loss	$(1,225,949)

General and administrative expenses

For the year ended December 31, 2023, our general and administrative expenses, totaling $1.2 million, were primarily comprised of shared-based compensation expenses of $0.9 million, salary and bonus expenses of $0.1 million, and professional and consulting expenses of 0.2 million.

Income tax expenses

Income tax expenses were $1,827 for the year ended December 31, 2023, which was comprised of capital gains tax on the interest income earned from bank accounts.

Net loss and loss per share

For the year ended December 31, 2023, our net loss was $1.2 million.

Basic and diluted weighted average number of shares was 1 and 1 for the year ended December 31, 2023, respectively. Basic and diluted loss per share was $1,225,949.06 and $1,225,949.06 for the year ended December 31, 2023, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2024 and December 31, 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this information statement.

	September 30,	December 31,
	2024	2023	Variance
ASSETS
Current assets:
Cash and cash equivalents	$24,720,467	$652,566	$24,067,901
Restricted cash	2,404,150	–	2,404,150
Accounts receivable	3,910,976	–	3,910,976
Net investment in lease – current	1,509,292	–	1,509,292
Other current assets	26,373,657	14,897,616	11,476,041
Total current assets	58,918,542	15,550,182	43,368,360

Non-current assets:
Deposits for property and equipment	–	4,127,371	(4,127,371)
Property and equipment, net	42,561,574	51,030,667	(8,469,093)
Operating lease right-of-use assets	10,893,903	6,216,255	4,677,648
Net investment in lease - non-current	2,239,235	–	2,239,235
Other non-current assets	1,512,670	2,003,251	(490,581)
Investment security	1,000,000	–	1,000,000
Total non-current assets	58,207,382	63,377,544	(5,170,162)

Total assets	$117,125,924	$78,927,726	$38,198,198

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,289,451	$100,000	$2,189,451
Income tax payable	958,964	–	958,964
Other payables and accrued liabilities	7,058,386	8,004,450	(946,064)
Deferred revenue	30,000,000	13,073,449	16,926,551
Current portion of operating lease liability	4,006,086	1,864,779	2,141,307
Total current liabilities	44,312,887	23,042,678	21,270,209

Total non-current liabilities:
Other long-term liabilities	–	1,883,333	(1,883,333)
Non-current portion of operating lease liability	6,887,817	4,351,476	2,536,341
Deferred tax liability	167,229	–	167,229
Total non-current liabilities	7,055,046	6,234,809	820,237

Total liabilities	$51,367,933	$29,277,487	$22,090,446

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted to withdrawal or use. The total balance of cash and cash equivalents were $24.7 million and $0.7 million as of September 30, 2024 and December 31, 2023, respectively. The increase in the balance of cash and cash equivalents was a result of net cash of $33.7 million provided by operating activities and net cash of $7.2 million used in investing activities.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal. As of September 30, 2024, the fixed maximum amount guaranteed under the letter of credit was $2.4 million.

Accounts receivable, net

Accounts receivable consist of amounts due from our cloud services customer. The total balance of accounts receivable was $3.9 million and $nil as of September 30, 2024 and December 31, 2023, respectively. The increase in the balance of accounts receivable is attributable to the unpaid invoice from our HPC customer.

Net investment in lease

Net investment in lease represents the present value of the lease payments not yet received from lessee. The current and non-current balance of net investment in lease was $1.5 million and $2.2 million, respectively as of September 30, 2024. The current and non-current balance of net investment in lease was $nil and $nil, respectively as of December 31, 2023.

Other current assets

Other current assets was $26.4 million and $14.9 million as of September 30, 2024 and December 31, 2023, respectively. The increase in the balance of other current assets was mainly attributable to an increase in receivable from third parties of $8.0 million, an increase in prepaid consulting services of $1.6 million, and an increase in prepayment to third parties of $15.7 million.

Deposits for property and equipment

The deposits for property and equipment consists of advance payments for property and equipment. The balance was derecognized once the control of the property and equipment was transferred to and obtained by us.

Compared with December 31, 2023, the balance as of September 30, 2024 decreased $4.1 million, mainly due to the receipt of property and equipment of $6.4 million and adjustments of $1.1 million, offset by prepayment of $3.4 million for property and equipment.

Property and equipment, net

Property and equipment was primarily comprised of HPC equipment, with an estimated 3-year useful life and equipment accessories with estimated useful lives of five years.

As of September 30, 2024, the HPC equipment had a net book value of $40.4 million. As of December 31, 2023, construction in progress, included within property and equipment, totaled $51.0 million, representing HPC equipment received but not yet placed into service. This amount was reclassified to property and equipment as the assets were put into service in January 2024.

Operating lease right-of-use assets and operating lease liability

As of September 30, 2024, the Company’s operating lease right-of-use assets and operating lease liability were $10.9 million and $10.9 million respectively. As of December 31, 2023, the Company’s operating lease right-of-use assets and operating lease liability were $6.2 million and $6.2 million, respectively. The increase in operating lease right-of-use assets and operating lease liability of $4.7 million was due to the additional capacity lease for our HPC service of $6.4 million, partially offset by the amortization of the operating lease right-of-use assets totaling $1.7 million for the nine months ended September 30, 2024.

Other non-current assets

Other non-current assets was $1.5 million and $2.0 million as of September 30, 2024 and December 31, 2023, respectively. The decrease in the balance of other non-current assets was mainly attributable to a decrease in deferred contract costs of $0.5 million.

Investment security

As of September 30, 2024, our portfolio consists of a privately held company via a simple agreement for future equity (“SAFE). The total balance of our investment security was $1.0 million and $nil as of September 30, 2024, and December 31, 2023, respectively. The increase of $1.0 million in the value of our investment security was mainly driven by the investment of $1.0 million in a SAFE.

Accounts payable

Accounts payable primarily consists of amounts due for maintenance costs related to HPC services. Compared with December 31, 2023, the balance of accounts payable increased by $2.2 million, largely due to the unpaid bills for our cloud services in the nine months ended September 30, 2024.

Deferred revenue

Deferred revenue pertains to prepayments received from a customer for HPC services.

As of September 30, 2024, the Company’s deferred revenue was $30.0 million, compared to $13.1 million as of December 31, 2023. The increase in deferred revenue of $16.9 million reflects a $30.0 million prepayment from a customer for HPC services to be rendered in 2025, partially offset by the recognition of $13.1 million in revenue related to the successful fulfillment of performance obligations from our cloud services commenced in January 2024.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, such as “Adjusted EBITDA”.

EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is a financial measure defined as our EBITDA adjusted to eliminate the effects of certain non-cash and / or non-recurring items that do not reflect our ongoing strategic business operations, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations. The adjustments currently include fair value adjustments such as investment security value changes and non-cash share-based compensation expenses, in addition to other income and expense items.

We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA is provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the tables below:

For the Nine Months Ended September 30, 2024
Reconciliation of non-GAAP income from operations:
Net income	$2,407,012
Depreciation and amortization expenses	11,528,569
Income tax expenses	1,126,193
EBITDA	15,061,774

Adjustments:
Share based compensation expenses	1,346,661
Adjusted EBITDA	$16,408,435

For the Year Ended December 31, 2023
Reconciliation of non-GAAP loss from operations:
Net loss	$(1,225,949)
Income tax expenses	1,827
EBITDA	(1,224,122)

Adjustments:
Share based compensation expenses	853,074
Adjusted EBITDA	$(371,048)

Liquidity and capital resources

As of September 30, 2024, we had working capital of $14.6 million as compared with negative working capital of $7.5 million as of December 31, 2023. Working capital is the difference between the Company’s current assets and current liabilities.

Historically, as part of Bit Digital, the Company relied on Bit Digital to meet its working capital and financing requirements prior to generating revenue. Since launching our cloud services in January 2024, we have achieved positive cash flows from operations. To date, we have primarily funded our operations through operating cash flows and equity financing provided by Bit Digital via public and private securities offerings.

Following the Reorganization, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer participate in Bit Digital’s cash management process. The Company’s ability to fund its operating needs in the future will depend on the ongoing ability to generate positive cash flow from our operations and raise capital in the capital markets on our own. Based upon our history of generating strong cash flows, we believe that we will be able to meet our short-term liquidity needs.

The Company believes that its future cash from operations, access to capital markets, and potential third-party financing arrangements will provide adequate resources to fund future cash flow needs and, therefore, subsequent to the Reorganization, would no longer rely on funding from Bit Digital. If these sources of liquidity need to be augmented, we may consider debt, preferred and convertible financing on favorable terms.

Revenue from Operations

Funding our operations on a going-forward basis will rely significantly on the revenue earned from our cloud services.

In November 2023, as amended on December 12, 2023, the Company finalized a service agreement to supply its initial cloud service customer with services over a three-year period. On January 10, 2024, the Company announced it had increased the size of its contract for up to an aggregate of 2,048 GPUs worth more than $50 million of annualized revenues to the Company. On January 23, 2024 the Company announced that its WhiteFiber AI business commenced generating revenue.

On June 25, 2024, the Company announced that it had finalized an agreement to supply its existing cloud service customer with an additional 2,048 GPUs over a three-year term commencing upon deployment. With this agreement, the Company will supply this customer with a total of 4,096 GPUs for the respective three-year periods, amounting to total revenue of approximately $275 million, or $92 million on an annualized basis. In late July, at the customer’s request, the Company and the customer agreed to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation Nvidia GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August, the customer made a non-refundable prepayment of $30.0 million for the services to be rendered under this agreement.

On November 4, 2024, the Company announced it had executed a Master Service Agreement (“MSA”) with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider and new customer of WhiteFiber’s HPC Services Business Segment. Bit Digital previously announced that it had signed a binding term sheet with Boosteroid on August 19, 2024. Bit Digital had finalized a purchase order for the starting quantity of GPUs. The initial order of 300 GPUs is expected to generate approximately $4.6 million in revenue to Bit Digital over the five-year term, or approximately $0.9 million per year. Bit Digital expects the GPUs to be delivered to respective data centers across the U.S. and begin earning revenue by the end of November 2024. The agreement provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity for Bit Digital over the five-year term, contingent on deployment plans and market conditions.

Furthermore, regardless of our ability to generate revenue from our cloud services, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy, including purchases in order to fund our cloud services.

If we are unable to generate sufficient revenue when needed or secure additional funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

Below is a summary of cash flows for the nine months ended September 30, 2024.

Nine months ended September 30, 2024

For the Nine Months Ended September 30,
2024
Net Cash Provided by Operating Activities	$19,959,815
Net Cash Used in Investing Activities	(7,188,504)
Net Cash Provided by Financing Activity	13,700,740
Net increase in cash, cash equivalents and restricted cash	26,472,051
Cash, cash equivalents and restricted cash, beginning of period	652,566
Cash, cash equivalents and restricted cash, end of period	$27,124,617

 Operating Activities

Net cash provided from our operating activities was $20.0 million for the nine months ended September 30, 2024, derived mainly from (i) a net income of $2.4 million for the nine months ended September 30, 2024 adjusted for depreciation expenses of property and equipment of $11.5 million and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in deferred revenue of $16.9 million, an increase in other current assets of $8.8 million, increase in accounts receivable of $3.9 million, an increase in accounts payable of $2.2 million, a decrease in other long-term liabilities of $1.9 million, an increase in income tax payable of $1.0 million, a decrease in other payables and accrued liabilities of $0.9 million, and a decrease in net investment in lease of $0.8 million.

Investing Activities

Net cash used in investing activities was $7.2 million for the nine months ended September 30, 2024, primarily attributable to purchases of and deposits made for property and equipment of $6.2 million and investment in a SAFE of $1.0 million.

Financing Activity

Net cash provided by financing activity was $13.7 million for the nine months ended September 30, 2024, attributable to net transfers from parent of $13.7 million.

Below is a summary of cash flows for the year ended December 31, 2023.

Year ended December 31, 2023

For the Year Ended December 31, 2023
Net Cash Provided by Operating Activities	$4,934,416
Net Cash Used in Investing Activity	(55,158,038)
Net Cash Provided by Financing Activity	50,876,188
Net increase in cash and cash equivalents	652,566
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$652,566

Operating Activities

Net cash provided from our operating activities was $4.9 million for the year ended December 31, 2023, derived mainly from (i) a net loss of $1.2 million for the year ended December 31, 2023 and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in deferred revenue of $13.1 million, an increase in other current assets of $14.9 million, an increase in other non-current assets of $2.0 million, an increase in other long-term liabilities of $1.9 million, and an increase in other payables and accrued liabilities of $8.0 million.

Investing Activity

Net cash used in investing activity was $55.2 million for the year ended December 31, 2023, primarily attributable to purchases of and deposits made for property and equipment of $55.2 million.

Financing Activity

Net cash provided by financing activity was $50.9 million for the year ended December 31, 2023, attributable to net transfers from parent of $50.9 million.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

BUSINESS

Our Business

We are a leading provider of high-performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services and are developed and operated by our wholly-owned subsidiary, Enovum Data Centers Corp. (“Enovum”). Our cloud services are provided by our WhiteFiber AI, Inc subsidiary. Collectively, we refer to these offerings as our HPC Business. In connection with our Initial Public Offering, we are being carved out of Bit Digital, Inc., and will operate as an independent public company.

On October 11, 2024, we significantly expanded our HPC data center operations and capabilities by acquiring Enovum, a Tier-3 HPC data center platform based in Montreal, Canada. Through Enovum, we lease and operate a 4MW AI data center located in Montreal, Canada (“MTL 1”). MTL 1 is a fully operational Tier-3 data center that is designed for HPC workloads. MTL 1’s full capacity is occupied by customers under lease agreements with an average duration of approximately 30 months. On December 27, 2024, we announced that we had acquired the real estate and building for a build-to-suit 5MW Tier-3 data center expansion project in Montreal (“MTL 2”). This site was identified and sourced through our confidential pipeline of development or acquisition opportunities under letters of intent or evaluation, announced in conjunction with the Enovum acquisition, which continues to grow and expand geographically throughout North America. The MTL 2 data center is expected to be completed and operational by June 2025.

Our HPC data center team is adept at bringing new sites online on an accelerated timeline. We are aggressively pursuing our development pipeline and expect to add 8MW of capacity, inclusive of the MTL 2 site, for total capacity of 12MW, by the end of the second quarter of 2025. By the end of 2025, we are targeting aggregate HPC data center capacity of 32MW. And we intend to achieve 80MW+ of total HPC data center capacity by the end of 2026. This growth is enabled by our pipeline of 288MW of data center opportunities, of which 90MWH is currently covered by letters of intent. We adhere to a disciplined process of only purchasing and developing data centers with customer lease commitments in-hand, and we are currently in negotiation with a prospective customer to adapt a site to the customer’s specific requirements. We are in the final stages of securing real estate for our deployments in the second quarter of 2025 and beginning to place equipment orders to meet that timeline. In view of the foregoing, we estimate that HPC data center revenue for the 12 months ended December 31, 2024 and 2025 will be approximately $[ ] million and $7 million, respectively. Annualized recurring revenue associated with signed leases generated by the HPC data center business in the fourth quarter of 2024 was approximately $[   ] million.

In addition to providing highly desirable HPC data center hosting capacity to our customers, our business model integrates HPC data center infrastructure and cloud service to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI-driven businesses. Our integrated approach aligns specialized HPC data center operations with GPU-focused cloud services, addressing the unique requirements of AI and HPC workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our HPC data centers, we believe we can better meet these needs and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their compute infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for both of our HPC data center and cloud services businesses, avoiding expenses that would otherwise be due to third-party providers.

Our cloud services business provides cutting-edge, bespoke services involving a sophisticated array of computers and chips, including NVIDIA GPUs, servers, network equipment, and data storage solutions. We believe we provide our cloud services customers with the highest levels of performance and reliability while offering flexibility to scale with customer needs. Our cloud services solutions include a proprietary software layer that enables our customers to rapidly and reliably deploy AI applications with superior performance. We are offering our cloud services initially at a data center maintained by a third-party colocation provider in Iceland (the “Iceland Data Center”). However, we have plans to seamlessly integrate our cloud services at data centers across key regions in Europe and North America. In the fourth quarter of 2023, we secured our first cloud customer through a three-year service agreement to provide services using our advanced AI equipment. We believe that both of our businesses are poised to benefit from increased market demand. This is illustrated by our demonstrated ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU server procurement.

For the 12 months ended December 31, 2024, our cloud service business recognized revenue of $[ ] million, and we estimate that the segment will generate approximately $[x] million of revenue in 2025. We estimate that cloud services annualized recurring revenue associated with signed contracts in the fourth quarter of 2024 was approximately $[ ] million.

We believe our HPC business is positioned for significant growth, driven by the increasing demand for advanced computing and AI services. This planned expansion will involve developing additional HPC data centers at an accelerating pace and procuring GPUs and other AI equipment. To support this growth, we are in the process of building an expanded team of leaders and dedicated employees. In addition to the Senior Management Team of Enovum, we have already hired a Head of Revenue Officer and Go-to-Market (“GTM”), Senior Account Executive, and Chief Technology Officer (“CTO”), with plans to further expand our workforce to include experts in technology, operations, and customer support. This dedicated team will be crucial in executing the Company’s strategic plans and maintaining high service levels as the business scales. See “Management – Senior Management”.

We are currently a wholly owned subsidiary of Bit Digital. We intend to sell approximately 20% of our pro forma shares outstanding to the public as part of our initial public offering. For the foreseeable future, we will continue to be governed and managed by the overlapping board of directors and senior executives that govern Bit Digital. After the completion of the IPO we will consider adding other professionals to our board of directors and executive ranks.

Following our IPO, Bit Digital, our majority owner, will continue to own and operate its remaining business, a sustainable platform for digital assets, including bitcoin mining and Ethereum staking (collectively the “Digital Asset Business”). WhiteFiber does not have any businesses that are directly tied to bitcoin or the cryptocurrency ecosystem.

Reasons for the Reorganization and this Offering

In order to create two pure-play publicly traded companies, the Bit Digital board of directors has authorized the carve out of WhiteFiber and this offering (the “Reorganization”). The Bit Digital board believes that separating us from Bit Digital’s remaining business is in the best interests of Bit Digital’s shareholders and WhiteFiber for a number of reasons, including:

Capital allocation optimization. The Reorganization will allow for the breakout of our financial results, which will facilitate evaluation of our HPC Business. In turn, this will enable investors to separately value WhiteFiber and Bit Digital based on their distinct operating and investment identities. We believe that this may increase the availability and reduce the cost of capital for us.

Risk Reduction. Separating the our HPC Business from the Digital Assets Business of Bit Digital is a crucial strategic move to insulate the HPC Business from the inherent risks associated with the volatile digital assets industry. The cryptocurrency industry’s inherent risks include sudden market downturns, regulatory changes, and fluctuating asset values, all of which can have a substantial impact on overall financial health.

Exigency. The board of directors of Bit Digital deems the Reorganization of the HPC Business from the Digital Assets Business urgent in order to unlock significant financial and operational value for shareholders. We believe that the HPC Business is well-positioned for rapid growth and requires capital for expansion.

Alignment of incentives with performance objectives. This offering will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

HPC Business

HPC Data Centers

We design, develop, and operate HPC data centers, through which we offer our hosting and colocation services. Our data centers meet the requirements of the Tier-3 standard, including power redundancy, concurrent maintainability, multiple power feeds, uninterruptible power supply, highly reliable cooling systems, and strict monitoring and management systems. We acquired Enovum on October 11, 2024. The transaction included the lease to MTL 1, a fully operational and fully leased to customers 4MW Tier-3 datacenter headquartered in Montreal, Canada. MTL 1 is currently hosting over 5,000 GPUs, including NVIDIA H200s and H100s, on behalf of 14 customers across a variety of end markets.

On December 27, 2024, we acquired the real estate and building for a build-to-suit 5MW Tier-3 data center expansion project near Montreal, Canada. We purchased this MTL 2 site from a subsidiary of Alexandria Real Estate Equities, Inc. MTL 2, a 160,000 square feet site that was previously used as an encapsulation manufacturing facility, is located in Pointe-Claire, QC. We initially funded the purchase with cash on hand and are in the process of securing mortgage financing for both the site acquisition and subsequent infrastructure capex. We expect to invest approximately $19.3 million to develop the site to Tier-3 standards with an initial gross load of 5MW. The site is expected to be completed and operational by June 2025. We plan to retrofit the site with advanced cooling technology, including direct-to-chip liquid cooling, which enhances energy efficiency and supports AI and other high-performance workloads with 150kW rack density. We are collaborating with third parties to implement a heat reject loop to further enhance the sustainability profile of the data center. The facility will be powered by 100% renewable hydroelectricity provided by Hydro-Quebec. Within the next 24-36 months and subject to agreement with Hydro-Quebec, we expect to expand MTL 2 to total capacity of 13MW. This dynamic illustrates our strategy of underwriting site acquisition in Quebec based on in-place power but benefitting from significant incremental HPC data center capacity expansion with increased power. We anticipate dedicating a portion of MTL 2’s capacity to house GPUs for our cloud services business. Enovum enjoys significant embedded demand from existing customers, and is in receipt of requests in excess of our short term MW availability.

We use a well-defined set of criteria to select our data center sites. We actively target sub-20MW sites with proximity to metro areas and partial infrastructure in place, where we are retrofitting rather than developing greenfield projects. A retrofit entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. Our average build time for retrofits is six months, which we believe is approximately one-third to one-half of the industry average development timeline for greenfield projects. We are also developing a proprietary software capability that will link clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 700 kilometers. By productizing cross-data center operation, we intend to create a single supercluster, enabling us to sidestep potential fragmentation problems and dynamically “borrow” compute or storage resources from any site. We also prioritize sites offering opportunities to increase site power over time, enabling our HPC data centers to grow with customer demand. In addition, we selectively target certain larger opportunities with 50MW of power or more, subject to customer demand, to drive AI-driven compute super-clusters. Finally, we target sites powered by sustainable, green energy sources.

We believe that our HPC data center development and operating model provides highly attractive economics for our investors. We estimate that our capex requirement to develop a cutting edge, Tier-3 data center is between $7 - $9 million per MW. Consistent with common industry practice, approximately 70-75% of this capex budget will be financed with facility-level debt, with the remaining capex requirement equity financed. Based on ongoing discussions with prospective customers, we anticipate that the average contract term for our AI and ML-focused enterprise and GPU compute customers will be 4-12 years, yielding annual revenue per gross MW of approximately $1.7 to $2.5 million assuming a power usage effectiveness (“PUE”) of 1.20 to 1.40. The anticipated economics of the HPC data centers are dependent on location and the inclusion of energy expense pass-through agreements. We anticipate that our HPC data center profit margin will be approximately 75-85%. The customer contracts are typically subject to annual price escalators that are approximately in line with inflation.

Cloud Services

We provide specialized cloud services to support generative AI workstreams, especially training and inference, emphasizing cost-effective utility and tailor-made solutions for each client. We are an authorized Network Control Processor (“NCP”) with NVIDIA, an authorized partner with SuperMicro Computer Inc.®, an authorized Communications Service Provider (“CSP”) with Dell, and an official partnership with Hewlett Packard Enterprise. We are proud to be among the first service providers to offer H200, B100, and GB200 servers. We provide a high-standard service level with an Uptime Percentage* ≥ 99.5%.

The economics of our cloud services business drive attractive returns. The all-in capex required to purchase a GPU is approximately $30,000 for an NVIDIA H200 to $50,000 for an NVIDIA Blackwell chip, inclusive of networking, setup, shipping, and other expenses. We anticipate capex will be financed by a combination of debt and equity. We expect contract duration with our cloud services customers, comprised of established enterprises and well-funded AI startups, to be approximately 36 months, with an initial cost per card hour of $2.15 to $3.40 translating to estimated annual revenue of between $18,000 and $30,000, assuming a 100% utilization rate. We anticipate a profit margin of approximately 85% driven by high utilization rates, stable energy costs, and economies of scale in procurement and infrastructure management.

We are actively engaged in research and development efforts to enhance our cloud services capabilities for our customers. For example, we are developing integrated software to automate layering of stacks and self-service portals on top of the cross-data center fabric, allowing our customers to access GPU or CPU nodes on demand—no matter where they physically reside. This provides significant flexibility as scaling is required to accelerate development of AI applications. In addition, we are working on advanced interconnect technologies like InfiniBand (IB) or RDMA over Converged Ethernet (“RoCE”). When combined with cross-data center links, these ensure that training jobs can be distributed without bottlenecks or high latency. By emphasizing scale, performance, and reliability, we believe that we will be positioned to maximize customer retention while pricing our services at a premium to those offered by our competitors.

We leverage a global network of data center resources by partnering with eight third-party data center providers to achieve high autonomy in locations across Europe, Canada, and the U.S. Our initial HPC data center partnership through which we lease capacity is at BlöndUos Campus, Iceland, offering a world-class operations team with certified technicians and reliable engineers. The facility has 50kW rack density and 6MW total capacity. Its energy source is 100% renewable energy, mainly from Blanda Hydro PowerStation, the winner of IHA Blue Planet Awards in 2017. On October 23, 2023, Bit Digital announced that we had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support their GPU workloads. Under the agreement, as amended, we will supply this customer with a total of 4,096 GPUs for the respective three-year periods, amounting to total revenue of approximately $275 million, or $92 million on an annualized basis.

On December 12, 2023, we agreed to increase the scope of the contract with its Initial Customer. Under the terms of the Master Services and Lease Agreement (“MSA”), as amended, we will supply the Initial Customer with computational power from an additional 512 GPUs (in addition to the initial GPUs, for a total of 2,048 GPUs) for a period of three years. The total contract value with the Initial Customer for the aggregated 2,048 GPUs was estimated to be worth more than $50 million of annualized revenue.

On June 25, 2024, we announced that we had finalized an agreement to supply its Initial Customer with an additional 2,048 GPUs over a three-year term commencing upon deployment. With this agreement, we will supply this customer with a total of 4,096 GPUs for the respective three-year periods, amounting to total revenue of approximately $275 million, or $92 million on an annualized basis.

On October 9, 2024, we executed an MSA with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider. Following a binding term sheet with Boosteroid on August 19, 2024. We finalized an initial order of 300 GPUs, projected to generate approximately $4.6 million in revenue over the five-year term. We expect the GPUs to be delivered to respective data centers across the U.S. and began earning revenue in [●] 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity over the five-year term, subject to deployment plans and market conditions.

On December 31, 2024, we entered into an MSA with a new customer, an AI Compute Fund managed by DNA Holdings Venture Inc. The purchase order provides for services utilizing a total of 576 H200 GPUs over a twenty-five month period, terminable by either party upon at least 90 days’ written notice prior to any renewal date. It represents an aggregate revenue opportunity of approximately $20.2 million. The deployment is expected to commence in February 2025. Concurrently, we placed a purchase order for 130 H200 servers for approximately $30 million.

Industry Overview

We compete in the large and rapidly growing data center and cloud services markets. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, and storage systems, ensuring seamless and secure data operation.

The cloud services market represents the transmission of computer services, including storage, services, software, analytics, databases, networking, and intelligence, via the internet (referred to as "the cloud"). More specifically, we are a NeoCloud service provider, with differentiated services supporting AI workloads and specializing in deploying optimized infrastructures that include not just GPU fleets but also network accelerators, high-speed storage, software solutions, and more. This infrastructure is essential for managing the massive data and computing demands of AI training and inference tasks.

It is standard for GPU hardware clusters, used in the rendering of cloud services, to be remotely housed in data centers, making these two segments highly related and synergistic. Specially designed data centers host the hardware needed to provide HPC cloud services, and these are commonly referred to as HPC data centers. According to experts at Schneider Electric, the industry is shifting away from traditional data centers that typically hosted 10kw racks to newer 100kw racks that support HPC needs. We only design and develop HPC data centers, giving us a competitive advantage over operators of traditional data center capacity.

According to McKinsey & Company experts, power demand for data centers in the U.S. – driven by the need for digital and AI capabilities – is expected to reach 606 terawatt-hours by 2030, up from 147 terawatt-hours in 2023 (312% growth). McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand over that period. Based on our knowledge of the industry, we believe we are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

Data Centers

According to Precedence Research, the global data center market is estimated to be valued at $125 billion in 2024 and is anticipated to reach $365 billion by 2034, expanding at a CAGR of 11.4%. As of 2023, the data center services segment, which provides a range of offerings including consulting, maintenance, and management to optimize the performance and reliability of data center infrastructure, represented about 34.2% of the industry. The solutions segment, which refers to the technological offerings that fulfill key functions within data center infrastructure, comprised about 65.8% of the industry. The solutions segment represents both hardware and software elements, encompassing servers, storage systems, networking equipment, and management software.

The data center market is propelled by growing demands for cloud computing services, big data analytics, and digital transformation. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries. The increasing global demand for cloud computing, where we compete as a cloud services provider, is a major driver of data centers, underlining the inherent synergies between our businesses.

Cloud Services

According to Roots Analysis, the public cloud market size is projected to grow from $567 billion in 2024 to $3.4 trillion by 2035, representing a CAGR of 17.6% during the forecast period. The major factors driving the cloud services market growth are increasing digital transformation across businesses, growing internet and mobile device adoption across the globe, and, most notably, increased usage of large data sets. Moreover, cloud services are favored by customers due to low capital investment, resource scalability, and a high degree of accessibility. The rise of the system of connected devices, edge computing, 5G, and real-time analytics driven by AI and ML is anticipated to increase the market value of cloud technology across different businesses.

Sustainability

Sustainability and energy efficiency are increasingly important considerations for the data center and cloud services markets due to high energy consumption and carbon emissions. The sustainability movement for data centers is driven by organizations' environmental, social and governance commitments and the rise of laws and regulations supporting sustainability. For example, the Paris Accord, which was entered into force on November 4, 2016, is currently in effect across 174 countries apart from the United States and aims to curb long-term global warming. Our facilities in Quebec and Iceland benefit from clean, hydroelectric power generation, and we will seek to offer comprehensive HPC data center and cloud services solutions while prioritizing sustainability and energy efficiency.

Our Competitive Strengths

Confidential pipeline of HPC data center opportunities with scalable, differentiated development capabilities. We believe our HPC data center team is expert at sourcing attractive new development opportunities. Thanks to this capability, our development pipeline currently stands at 7 sites under exclusive or nonexclusive letters of intent (“LOI”), aggregating 90+ MW, with significant near-term actionability. Leases and/or purchase agreements are being negotiated in parallel for several of these expansion sites. In addition to sites under LOI, we have an identified pipeline of over 200 MW of sites under evaluation.

Our opportunity pipeline contains multiple sites for retrofit, which entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. Our development team members are specialists at retrofits, having successfully delivered 75 MW of retrofit projects over their careers. This approach provides a significant time-to-market advantage over traditional greenfield projects, since it eliminates much of the time and uncertainty associated with securing new power agreements and vertical construction permits. As a result, our average build time for retrofits is approximately six months, which we believe, based on our knowledge of the industry, is approximately one-third to one-half of the industry average development timeline for greenfield projects.

Additionally, we take a modular approach to data center design. This allows us to optimize supply chains and warehouse inventory of key equipment. This is particularly impactful for longer lead-time equipment, such as generators, for which we maintain warehoused inventories to support our just-in-time data center development approach. This also positions us to rapidly develop additional facilities to meet our growth objectives.

As a result of these and other strategies we believe we achieve significant cost advantages. We estimate that our average cost per MW is approximately $7-$9 million, as compared to an industry average of approximately $12 million per MW.

Modern, strategically located data center portfolio. Our current HPC data center portfolio comprises modern, high quality facilities built on Tier-3 infrastructure, with industry leading certifications, including SOC2 Type 2, reflecting the highest standard of security controls. Our MTL 2 project and all future site designs are expected to feature direct-to-chip liquid cooling capable of handling current and future HPC densities. We believe this will position us to capitalize on surging demand for AI and other HPC workloads. Our MTL 1 and MTL 2 projects are located in Montreal, a key market for data centers attributable to its cold climate, affordable green power, and robust fiber network infrastructure. These factors, collectively, contribute to customer demand for Montreal facilities. Our leased Icelandic facility location is also strategic, as it offers prospective non-U.S. customers a pro-business, geopolitically neutral location that mitigates jurisdictional and regulatory risks. We believe Iceland carries special appeal for prospective customers based in Europe, the Middle East, and Asia. Finally, the current sites in Canada and Iceland are powered by low-cost, 100% renewable hydroelectric energy. We strategically target energy markets based on cost dynamics as well as sustainability.

Robust customer acquisition capabilities and favorable market dynamics. Both the data centers and cloud services sectors are currently undergoing a well-documented surge in demand, driven in part by the proliferation of AI models, agents and applications, and constraints on available supply. We believe that both of our businesses are poised to benefit from this market demand. This is illustrated by our demonstrated ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU server procurement. At present, our HPC data center business enjoys significant embedded demand from existing customers, and is in receipt of requests in excess of our short-term MW availability. We expect that this demand will also enable us to extend the average duration of our customer contracts. Finally, across our business units, we have invested in building robust sales, marketing, and customer acquisition teams, and developing our go-to-market strategy, including with strategic partners and third-party referral agents.

Complementary strategic integration of HPC data center infrastructure and cloud services businesses. Our business model includes integration of HPC data center infrastructure and cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI-driven businesses. Through vertical integration, we are empowered to respond with agility to both emerging hardware trends and the real-time usage metrics gleaned from our cloud services. Instead of retrofitting third-party data center infrastructure or juggling multiple outside vendors, we can proactively tailor the entire data center stack to deliver high-performance, future-proof solutions for customers. Whether by optimizing cooling strategies for dense GPU clusters or ensuring multi-ISP connectivity for uninterrupted data flows, we believe our combined HPC data center and cloud services businesses set a higher benchmark for speed, reliability, and overall client satisfaction in the AI and HPC space. By integrating cloud services with our data center infrastructure, we believe we are well-positioned to capitalize on the growing demand for AI and HPC workloads, capturing margin at both tiers of a vertically integrated value chain and reducing supplier dependency.

Differentiated management team with deep experience in data center and cloud infrastructure development. Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate and REITs, and the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets. We augmented our management team with the acquisition of Enovum and through other recent key hires, optimally positioning the team to continue driving our data center and cloud services growth.

Our Growth Strategies

Complete build-out and maximize revenue from current data center projects. Leveraging our development capabilities, we intend to complete our MTL 2 project expeditiously, with completion scheduled for June, 2025. Further, we expect to increase revenue from our existing sites by securing additional allocations of utility power. Finally, at certain new and existing sites, we intend to deploy natural gas fuel cell generation technology to increase available power and revenue potential. Working with a partner who will provide on-site generation equipment, we intend to utilize excess building square footage to deploy fuel cell generators. In our MTL 2 site, for example, such technology can potentially increase the existing utility power by over a multiple of four, allowing us to maximize revenue per square foot.

Rapidly and strategically scale our proprietary data center expansion pipeline. To complement our existing HPC data center portfolio, we intend to rapidly develop additional sites from our expansion pipeline. In doing so, we will target selected locations to secure a strategic presence across North American. We are committed to offering extensive geographical coverage to seamlessly support our clients’ operations while minimizing latency. By developing a robust HPC data center platform across North America, we expect to enhance redundancy, mitigate geo-location risks, and ensure our services are available where clients need them most. Our strategically placed HPC data centers in smaller urban areas which we term Edge data centers will deliver carrier hotel-level connectivity, while our larger deployments will power AI-driven compute super-clusters, driving innovation and efficiency.

Focus on next-generation data center designs and infrastructure. Our HPC data center designs feature high density racks and direct-to-chip cooling architecture to enable our customers’ AI and other HPC workloads. We will continuously analyze emerging trends in an effort to develop future-proof designs that accommodate increasing densities, while addressing our clients' current needs with practical solutions. Leveraging the latest advances in direct-to-chip cooling, we expect to support both rapidly growing standard clusters and customized high-performance deployments, ensuring efficiency, scalability, and innovation to meet current and future demand.

Leverage our unique technology strategy and strategic relationships to grow revenue from existing and new customers. Our technology team is developing in-house software to streamline the delivery of cloud services for a wider variety of customers, including those with the highest performance, reliability, and security requirements. This will allow us to differentiate our cloud services offering from those of other cloud providers that only offer basic services, such as limited storage, networking and compute performance tiers, and limited delivery options (e.g., bare-metal, virtualized, or containerized exclusively). Additionally, we are partnering with innovative technology providers, such as DriveNets and Weka, to enhance our bundled offerings.

We also intend to leverage existing strategic relationships to secure new customers and increase revenue from existing customers. Such relationships include OEM and ODM suppliers and data center planning partners. For example, we have a co-marketing agreement in place with Nvidia as a function of being a Nvidia Cloud Service Provider partner. And, with Super Micro Computer, Inc., we have early access to next generation compute platforms for testing and evaluation. We are working with vendors, such as Canopy Wave, Semper Victus, IT Trainy.AI, and Codecom, to rapidly plan and deploy innovative HPC cluster designs. Our partnerships enable lead and customer sharing to rapidly identify customers who will uniquely benefit from our offerings.

Prudently source and allocate growth capital. We have limited leverage, as we have primarily financed our growth to date with equity. This provides the opportunity to incur prudent leverage to fund our growth and enhance returns to our shareholders. We believe that the completion of this offering will create significant new opportunities to secure financing on attractive terms from a variety of financing partners. In our HPC data center business, we are poised to utilize well-priced first mortgage and corporate facilities from both Canadian and U.S. commercial banks if available to us. Within our cloud service business, we anticipate utilizing equipment leasing facilities to limit our equity capital commitments. While we will benefit from access to public equity, we will also continue to explore private equity financings in the form of joint ventures with institutional partners. As market conditions warrant, we expect to flexibly access the optimal source of capital at any given time, leveraging our management team’s substantial expertise in the capital markets. We believe that our access to these varied alternatives will provide us the ability to optimize our cost of capital.

Strategic Relationships

Financing

In January 2025, we entered into a non-binding Memorandum of Understanding (MOU) with an institutional investor to form a programmatic joint venture (the “Joint Venture”) for the development, construction and operation of data centers within the U.S., Canada, and Latin America. In this regard, the MOU identifies certain properties, collectively, as the Seed Project for the Joint Venture, requiring approximately $53 million of equity commitments, of which we will commit 30% and our partner the remaining 70%. The MOU provides that over time, the parties wish to invest in data center opportunities (other than the Seed Project) with aggregate capitalization of $2 billion and implied equity commitments of approximately $500 million (assuming customary use of leverage). We will be responsible for development management, construction management, and asset management services with regard to the projects of the Joint Venture, and we will be entitled to earn certain fees for the provision of these services. We will also be entitled to receive a promoted interest, in addition to returns on our pro rata equity investments into the Joint Venture. The MOU binds the parties to use their commercially reasonable efforts to negotiate and execute mutually agreed definitive transaction documents.

We believe that the signing of this MOU is illustrative of strong market demand from institutional private equity investors for exposure to the types of projects in our data center pipeline and our capability to develop them. We believe that we are well positioned to capitalize on this demand by forming one or more equity joint ventures with the aforementioned partner. Doing so would provide us access to a differentiated and non-dilutive source of private equity capital to fund our projects, and deliver a durable stream of cash flows in the form of management fee income for our services.

Operating

Technology

We have established formal relationships with leading technology providers, including Nvidia, SuperMicro, Dell, and Hewlett Packard Enterprise. These partnerships enable us to access and deploy the most advanced computing hardware, ensuring that our clients benefit from cutting-edge technology and optimized performance. Our collaboration with these industry leaders allows us to stay at the forefront of high-performance computing and artificial intelligence infrastructure.

In addition, we have a formal agreement with Lepton to offer on-demand computing services powered by Nvidia B200 GPUs. This partnership enhances our ability to provide scalable, high-performance AI and HPC solutions to enterprise customers, enabling them to access state-of-the-art compute resources without the need for upfront infrastructure investment.

Our data center business leverages a diverse mix of vendors across multiple geographies to source equipment cost-effectively while mitigating supply chain disruptions. By maintaining a broad supplier network, we reduce reliance on any single vendor and enhance our ability to procure best-in-class solutions at competitive prices. This approach strengthens our operational resilience and supports our ability to scale efficiently.

Competition

We face significant competition from various data center and cloud services providers. We compete with several prominent data center providers, including Digital Realty, Equinix, Inc., NTT, Bitdeer, Riot Platforms and various private operators in the U.S. Our primary competitors in the cloud service business are Coreweave, Crusoe Energy, Nebius, and Lambda Labs.

Many of our competitors offer locations worldwide and have well-established international operations. Our competitors may also have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, the capacity to provide the same or additional products and services, more significant marketing budgets and other financial and operational resources, more robust internal controls and systems, and better established, more extensive scale and lower cost suppliers sand supplier relationships.

 Materials and Suppliers

Maintaining key supplier relationships is crucial to our business operations, as we rely on these relationships, such as with Dell, NVIDIA, Hewlett Packard Enterprise, and Super Micro, to secure essential computing hardware, infrastructure components, and other materials. The complexity of developing cloud service hardware at scale limits the number of suppliers capable of meeting our requirements. Consequently, we have established purchase orders with leading hardware manufacturers, which include extended delivery schedules spanning several months before the hardware is delivered to our facilities. These fluctuations in delivery timelines necessitate careful planning and advanced purchasing strategies to ensure we can acquire hardware well before their anticipated deployment.

We proactively procure these materials from our suppliers in sufficient quantities to facilitate hardware deployment at scale and on accelerated timelines. To mitigate potential supply chain disruptions and ensure the smooth operation of our facilities, we have established long-term contracts and agreements with key suppliers. These arrangements give us greater certainty regarding the availability and pricing of essential components and materials. Furthermore, we continuously monitor market trends and maintain open lines of communication with our suppliers to anticipate and address potential supply chain challenges.

By proactively managing our supplier relationships, securing necessary materials in advance, and closely monitoring market conditions, we aim to minimize the impact of supply chain fluctuations on our operations. This approach enables us to maintain a steady pace of hardware deployments and facility development, ultimately supporting our goal of expanding our HPC data center and cloud service capabilities and maximizing shareholder value. However, we rely on a limited number of vendors for certain products and services for our data center facilities, and some of our contracts provide a single source of materials. If any of our key suppliers cannot perform under their contracts or satisfy our orders, it could significantly delay our data center development and operations. While we may be able to engage replacement suppliers, this would likely lead to operational delays and increased costs.

Customers

HPC Data Centers

Our HPC data center customer base consists of two primary segments:

●	VFX – Visual effects that are created using computers or models. These customers benefit from our high-density solutions, reaching upwards of 50kW per cabinet, to accommodate their VFX workloads and data generation.

●	GPU cloud – our GPU cloud customers offer on demand access to their GPUs for tasks like AI, VFX rendering and scientific computing

Currently, we provide HPC data center services at our leased MTL 1 facility, although our customers are based across Canada and Europe.

Cloud Services

Our cloud services customer base also is comprised of two primary segments:

●	Direct end users – these customers primarily leverage our compute power for model training and inference

●	GPU marketplaces – these platforms resell our computing power to their own end users. Since we do not have direct visibility into their end-user base, there may be some overlap among end users across different marketplaces.

We currently provide cloud services across the U.S., Europe, and Asia.

Global Logistics

Global supply logistics have caused delays across all distribution channels, impacting the HPC and AI markets. Delivery schedules for specialized equipment, such as high-performance computing systems, AI hardware, and necessary infrastructure components, have been affected due to constraints on globalized supply chains. These constraints extend to procuring construction materials and specialized electricity distribution equipment required to develop HPC and AI facilities. Efforts to mitigate delivery delays are ongoing to avoid materially impacting deployment schedules; however, there are no assurances that such mitigation efforts will continue to be successful. To help address global supply logistics and pricing concerns, we have implemented proactive measures such as procuring and holding required materials. We continuously monitor developments in the global supply chain which is necessary to assess their potential impact on the Company’s expansion plans within the HPC and AI markets.

Regulatory Landscape

The regulatory landscape surrounding HPC data centers and cloud services is evolving rapidly, and we anticipate increased scrutiny and potential regulation in the near- and long-term. These developments may have a material adverse effect on our business and financial condition.

There are growing concerns about the ethical implications and potential misuse of AI and machine learning. Governments and regulatory bodies are considering measures to ensure the responsible development and deployment of AI systems, including transparency, accountability, and fairness guidelines. We are closely monitoring these developments and will dedicate our best efforts to adhere to any upcoming regulations or industry best practices.

As a company operating at the intersection of data center, cloud and HPC hosting services, we are committed to maintaining a proactive and adaptive approach to regulatory compliance. We closely monitor legislative and regulatory developments and engage in dialogue with relevant stakeholders to ensure our business practices align with the evolving legal and regulatory framework. Despite the uncertainties posed by the changing regulatory landscape, we remain committed to delivering innovative and responsible solutions in the data center, cloud and HPC hosting markets while prioritizing compliance and risk management. However, if we fail to comply with applicable laws and regulations, we may be subject to significant liabilities, including fines and penalties, and our business, financial condition, or results of operations could be adversely affected.

Investment Canada Act

All acquisitions of control (whether direct or indirect) of Canadian businesses by non-Canadians may be subject to review on grounds that the investment could be injurious to national security. Following the filing of the required Investment Canada Act notification in respect of our acquisition of Enovum (the “Transaction”), we received written notification from the Minister of Innovation, Science and Industry of Canada (the “Minister”), that the Transaction may be subject to a national security review. Following review information we provided, Bit Digital executed a “Commitment Letter” to the Minister which provides for the following: (i) Commitment to maintain one Canadian on the board of Enovum Inc.; (ii) Commitment to maintain or improve Enovum’s security controls for personnel, physical security and the internal network, and (iii) Commitment to send a list of Enovum’s current clients to Investment Canada on an annual basis.

Legal Proceedings

From time to time, we may become involved in various disputes and litigation matters that arise in the ordinary course of business. We are not a party to any material legal proceedings.

Employees

As of February 1, 2025, we and our subsidiaries employed 25 full-time employees, and consultants. At the corporate level, we employed six people in addition to our CEO, Sam Tabar, our CFO, Erke Huang, and our Head of Investor Relations, Cam Schnier. These include a Chief Technology Officer, a Managing Director of Strategies, Head of Revenue and GTM Strategy, Senior Account executive and two engineers. Our cloud services business employed a CEO, and utilizes the services provided by Bit Digital’s employees, including Director of Business Development, Senior Managing Engineer and an analyst. Our HPC data center business employed eight people, including its CEO, Billy Krassakopoulos, CFO, Roberto D’Errico, CSO, Simon Hamelin-Choquette, CTO, David Bayle and a business development specialist and 3 technicians. We also engage consultants and contractors as needed to supplement our permanent workforce.

We will implement a long-term performance incentive program, granting eligible employees service-based restricted stock awards and performance-based restricted stock awards that vest upon achieving specific performance milestones. This performance program is a key employee incentive, aligning their long-term interests with the Company’s objectives.

Properties

WhiteFiber’s headquarters offices are located at 31 Hudson Yards, 11th Floor, Suite 30, New York, NY 10001. The WhiteFiber’s lease is for a term ending [●], with a monthly rental of $[●].

Enovum maintains a $64,642 square foot data center located at 3195 de Bedford Road, Montreal, Quebec, H3S, IGS. The lease was first entered into on March 19, 2020 and last amended on March 25, 2022. The lease is for a term of 15 years and nine months ending on May 31, 2036, unless terminated earlier. The lease has been two five-year renewal options, from June 1, 2036 to May 31, 2041 and from June 1, 2041 until May 31, 2046. The base rent started at $13,467, is currently $32,321 until May 31, 2025 and increases to $42,394 by the end of the lease. Additional rent is Enovum’s proportionate share of operating costs and of real estate taxes, as well as an administrative fee equal to 15% of Enovum’s proportionate share of operating costs. The lease is secured by a letter of credit in the amount of CAD $110,000, which is expected to increase to CAD $600,000 by July 31, 2025.

On December 27, 2024, Enovum acquired a 160,000 square foot facility at 7300 Trans-Canada Highway, City of Point-Claire, Quebec, Canada. The property was purchased for CAD $33.5 million (approximately USD $23.3 million) and was purchased with cash on hand.

We believe that we will be able to obtain adequate facilities principally through leasing, to accommodate any future expansion.

MANAGEMENT

Executive Officers and Directors Following this Offering

The following table sets forth the individuals who will serve as WhiteFiber’s executive officers and Directors following the completion of this offering. Each of WhiteFiber’s executive officers and Directors will continue to serve as executive officers and directors of Bit Digital, after this offering.

Name	Age	Position
Sam Tabar	53	Chief Executive Officer
Erke Huang	36	Chief Financial Officer and Director
Thomas Sanfilippo	61	Chief Technology Officer
Billy Krassakopoulos	43	President of WhiteFiber and CEO of Enovum
Ichi Shih	54	Independent Director
Jiashu (Bill) Xiong	33	Independent Director

Set forth below is biographical information as well as background information relating to each executive officer and director ’s business experience and qualifications.

Sam Tabar

Mr. Sam Tabar was elected to serve as WhiteFiber’s Chief Executive Officer upon completion of the Reorganization. Mr. Tabar served as Chief Strategy Officer of Bit Digital from March 31, 2021 to March 31, 2023 when he was appointed Chief Executive Officer of Bit Digital. Mr. Tabar was an independent contractor for Centerboard Securities LLC, as a FINRA registered representative, from January 2020 until his resignation on March 31, 2023. Prior thereto, Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he served as a Partner to FullCycle Fund from December 2015 to April 2017. Prior to this, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co-Head of Marketing at Sparx Group from January 2004 to 2010. Prior to this, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000 and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association.

Erke Huang

Mr. Erke Huang was elected to serve as Chief Financial Officer and a director of WhiteFiber upon completion of the Reorganization. Mr. Huang has served as Chief Financial Officer and a director of Bit Digital from October 18, 2019, and as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 to October 2020 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

Thomas Sanfilippo

Mr. Sanfilippo commenced employment as Chief Technology Officer of WhiteFiber AI in September 2024 and will continue in that position after the completion of this offering. Prior thereto, from July 2023 until September 2024, he was Senior Director of Paperspace’s existing network, data center and infrastructure teams within Digital Ocean. From December 2015 until Paperspace was acquired by Digital Ocean in July 2023 he was leader of Paperspaces’s core GPU Computer Cloud and Gradient AI/ML Platform technical organizations, totaling 25 engineers. In his last position, he developed the Company’s H100 scale-out and GPU fabric strategy and H100 bare metal offering, defined requirements for Digital Ocean’s GPU Droplet VM product offering and matched storage and networking services, including high-speed shared storage 400G/800G network, and RoCE2 GPU fabric design. For Paperspace he developed H.264 codec for Intel GPUs, and Paperspace’s Public API, Javascript/Python SDKs and Terraform provider for cloud orchestration, developed Windows drivers and WebRTC protocol implement for a remote desktop client. Prior thereto, from January 2015 until September 2016, he was a senior Architect for Kaseya. He was responsible for Kaseya 365 Command product development, ands next-gen Helios Cloud App Management product, with an install base of 5,000 customers and 2,000,000 mailboxes. From 2014 until 2016, he was Chairman of the Board of Directors of Artisan Asylum. There he worked on long-term growth and health of a non-profit community workspace and education center. He began his career in 1986 with a degree in majors in physics, mathematics and philosophy from The Ohio State University.

Billy Krassakopoulos

Mr. Krassakopoulos was elected to serve as President of WhiteFiber upon completion of the Reorganization. He has served as Chief Executive Officer of Enovum since its formation on July 13, 2023. He will continue to serve in that position with WhiteFiber. Billy has more than 20 years experience in the data center and managed hosting industry. From 2022 when he formed Netintelligent Hosting Services until 2016 when the company was sold to Estructure Data Centers, this company was one of the first high density capable data centers in Canada. He was responsible for financing, engineering and operation of the business. Subsequent to the acquisition of Netintelligent Hosting Services, he was responsible for the transition of operations and the realization of its proposed expansion projects. As a tech savvy entrepreneur, he excels at creating value for clients and partners through innovative solutions and strategic insights. His extensive experience and dedication to advancing the tech landscape drive his ongoing commitment to excellent services and growth in the datacenter sector.

Ichi Shih

Ms. Ichi Shih was elected to serve as an independent director of WhiteFiber upon completion of the Reorganization. Ms. Shih was elected to serve as an independent director of Bit Digital at the September 4, 2020 Annual General Meeting. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as a Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hong Kong and U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Jiashu (Bill) Xiong

Jiashu (Bill) Xiong was elected to serve as a director of WhiteFiber upon completion of the Reorganization. Mr. Xiong is currently IT Director of Bit Digital Canada, Inc. and receives a salary of $68,000 per annum paid on a monthly basis. On October 13, 2023, Bit Digital elected Mr. Xiong to its Board of Directors. Xiong has been actively developing open-source projects and startups since 2007. He had previously served as the IT Manager for the Agricultural Bank of China’s Canada from February 2017 to March 2023. He also served as an advisor to numerous software-as-a-service projects and startups. Xiong received a bachelor’s degree in Computer Science and Software Engineering from the University of Victoria.

Senior Management

The filing table sets forth the individuals who are expected to serve as WhiteFiber’s senior management following the completion of this offering. Some of those persons will continue to be engaged by Bit Digital after the Reorganization.

Name	Age	Position
Justin Zhu	44	Senior Vice President of Finance
Benjamin Lamson	39	Head of Revenue
Luna Jingwei Tan, CFA	33	Head of Operations
Cameron Schnier	36	Head of Investor Relations

Set forth below is biographical information, as well as background information related to each senior manager’s business experience and qualifications.

Justin Zhu

Justin Zhu shall serve as Senior Vice President of Finance upon completion of the Reorganization. He has served and will continue to serve as Senior Vice President of Finance with Bit Digital since July 2021. He has been instrumental in building the finance and accounting functions to support the company’s growth, successfully establishing an experienced team, and implementing crucial processes, reporting tools, and internal controls. Notably, he enhanced internal controls and introduced a cloud-based ERP system to streamline operations internationally. Currently, he oversees all financial operations, including SEC reporting, technical accounting, and SOX compliance. He regularly engages with the audit committee, providing updates on financial reporting and internal control matters. Prior to Bit Digital, from 2015 until July 2021, he was a Senior Manager at Ernst & Young US LLP. He started his career from 2012 until 2015 at PricewaterhouseCoopers, LLP, focusing on public company audits. Mr. Zhu holds a Bachelor of Business (Honors) in Accountancy and a Master of Science in Accounting from Baruch College. He is a Certified Public Accountant (CPA).

Benjamin Lamson

Benjamin Lamson shall serve as Head of Revenue of the Company upon the completion of the Reorganization. He commenced employment with Bit Digital in July 2024. Prior thereto, from July 2023, he served as Head of Paperspace Revenue at Digital Ocean where he was responsible for overseeing sales, account management, support, solutions engineering, and revenue operations. He joined Paperspace in June 2021 as Head of Sales and Customer Success and last held the position of Chief Revenue Officer when he designed and deployed a hybrid product-led-growth and product-led sales motion. From June 2019 until June 2021 Mr. Lamson was Vice President of Sales at Allegiance Fundraising Group where he built out a scalable, repeatable and predictable lead generation engine, designed a standardized sales playbook that is widely used across both the Sales and Customer Success Divisions, and played a key role in the integration of acquired companies. Prior thereto, he was Co-Founder and Vice President of Sales at WeDidit, which was acquired by Allegiance Fundraising Group in July 2023. Ben formed WeDidit, an online giving platform for non-profits. He was responsible for the go-to-market strategy and developing the sales division from its start. Ben has a B.A. in Communications from American University, Washington D.C. in 2007.

Luna Jingwei Tan, CFA

Ms. Tan commenced employment as Head of Operations of WhiteFiber AI in November 2022. She will continue as Head of Operations of the Company after the Reorganization. Luna leads the development of AI computing power services for large language model (LLM) clients. She oversees the establishment of data centers including infrastructure and operational setup. From December 2017 to December 2022 she was employed by Standard Chartered Bank (Hong Kong) Limited, last holding the position of associate director Rating Advisory, Debt Capital Markets. Luna led credit analysis and ratings advisory for high-yield real estate in China, delivering strategic rating management advice. Luna has been a Certified Chartered Financial Analyst in Hong Kong since 2017. She holds both a Master of Science in Management and a BA of Applied Science in Accounting and Finance, from Lancaster University in the United Kingdom.

Cameron Schnier

Mr. Schnier was elected to serve as Head of Investor Relations for the Company upon completion of the Reorganization. He has served as Head of Investor Relations for Bit Digital since February 2022. In addition to leading the Company’s investor relations program, he will also play an integral role in our strategic and business development initiatives. Prior to joining Bit Digital, he was a Vice President at Wolfe Research where he covered energy and industrial technology stocks (2018-2021). He was a research associate at Evercore where he was a member of the top ranked Oilfield Services research team (2014-2018). He began his career at MUFG Group where he served in various market risk and credit strategy roles (2012-2014). Mr. Schnier received a B.S. in Business Administration from Washington & Lee University. He is a CFA charterholder.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting (unless re-appointed by ordinary resolution at such annual general meeting) or such time as they resign, are removed from office by ordinary resolution or otherwise ceases to be eligible to be a director of the Company pursuant to our Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

THE BOARD AND BOARD COMMITTEES

Composition of Board; Risk Oversight

Our WhiteFiber Board of Directors will initially consist of three directors. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the Board. Our directors may be appointed by Ordinary Resolution or by the directors and shall retire at the next annual general meeting after such appointment. At each annual general meeting of WhiteFiber, each director elected at such meeting shall be elected to hold office until the next annual general meeting (unless re-appointed by ordinary resolution at such annual general meeting) or such time as they resign, are removed from office by ordinary resolution or otherwise ceases to be eligible to be a director of the Company pursuant to our Amended and Restated Memorandum and Articles of Association for a one-year term and until the election of their respective successors in office or removal pursuant to our Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board will hold meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders however they will be held in accordance with Nasdaq rules.

There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. As a smaller reporting company under the Nasdaq rules we will be required to maintain a board of directors comprised of at least a majority of independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

A majority of the WhiteFiber board of directors will be composed of directors who are “independent” as defined by the rules of Nasdaq and the Corporate Governance Guidelines, as described more fully below, to be adopted by the WhiteFiber board of directors. WhiteFiber will seek to have all of its non-management directors qualify as “independent” under these standards. The WhiteFiber board of directors is expected to establish categorical standards to assist it in making its determination of director independence. WhiteFiber expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with WhiteFiber or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with WhiteFiber or any of its subsidiaries).

In making this determination, the WhiteFiber board of directors will consider all relevant facts and circumstances. The Corporate Governance Guidelines will comprise a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Corporate Governance Guidelines, or is not otherwise listed in the Corporate Governance Guidelines, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, will be deemed to be an immaterial relationship.

The WhiteFiber board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

The Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting (unless re-appointed by ordinary resolution at such annual general meeting) or such time as they resign, are removed from office by ordinary resolution or otherwise ceases to be eligible to be a director of the Company pursuant to our Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of the committees of the Board has the composition and responsibilities described below.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee will be comprised of Ms. Ichi Shih, serving as Chair of the Audit Committee and includes, as a member, Jiashu (Bill) Xiong. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Ms. Ichi Shih qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

Report of the Audit Committee

WhiteFiber’s management is responsible for preparing the WhiteFiber’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of WhiteFiber in conformity with generally accepted accounting principles in the United States of America. The WhiteFiber Audit Committee is responsible for overseeing the conduct of these activities by WhiteFiber’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Audit Alliance, LLP, an independent registered public accounting firm, as the WhiteFiber’s independent auditors for the 2024 fiscal year. Audit Alliance LLP will remain the independent auditors for Bit Digital. During each fiscal year, the WhiteFiber Audit Committee will review and discuss with the independent auditors the overall scope and specific plans for their audit.

The report of the Bit Digital Audit Committee, in connection with Bit Digital’s 2023 Form 20-F, shall form the basis for the operation of the Audit Committee of WhiteFiber. The Bit Digital Audit Committee reviewed and discussed with the independent auditors and with management Bit Digital’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. Bit Digital’s Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of Bit Digital’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Bit Digital Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Bit Digital Audit Committee concerning independence and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Bit Digital Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Bit Digital’s 2023 Form 20-F, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Ichi Shih

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee will be comprised of Ichi Shih and Jiashu (Bill) Xiong, with Mr. Xiong serving as chair of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee will be comprised of Ichi Shih, with Ichi Shih serving as chair of the Nominating Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Nominating and Corporate Governance Committee a candidate for election to the Board should send their letters to Erke Huang, [erkeh@bit-digital.com]. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board members are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances make the Board member’s attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Audit Committee.

Interested Transactions

Save as expressly permitted by our Amended and Restated Articles of Association (the “Articles”), a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company. However, if a director discloses to their fellow directors the nature and extent of any material interest or duty in accordance with our Articles they may: (a) be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or (b) nominating be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate. If a director has made disclosure in accordance with our Articles, then they shall not, by reason only of their office, be accountable to the Company for any benefit that they derive from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to our Articles. The director shall be counted towards a quorum of those present at the meeting and, if the director votes on the resolution, their vote shall be counted.

A general notice that a director gives to the other directors that they are to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold Ordinary Shares as a qualification to office.

The WhiteFiber website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As discussed elsewhere in this prospectus, Bit Digital is separating into two publicly traded companies, Bit Digital and WhiteFiber. WhiteFiber is not yet an independent company. Following the Reorganization and this offering, WhiteFiber and Bit Digital will initially have the same Chief Executive Officer and Chief Financial Officer, however, WhiteFiber will have with two new executive officers and new Senior Management. The following individuals are expected to serve as executive officers of the Company in the positions set forth below effective as of the date of this offering and, based on their roles and/or 2024 compensation, such individuals would have constituted the named executive officers of WhiteFiber had it been an independent public company during 2024:

●	Sam Tabar, Chief Executive Officer
●	Erke Huang, Chief Financial Officer and Director
●	Thomas Sanfilippo, Chief Technology Officer
●	Billy Krassakopoulos, President of WhiteFiber and CEO of Enovum

It is expected that, following this offering and continuing until at least two years thereafter, Sam Tabar and Erke Huang will continue to serve as officers and/or directors of Bit Digital. They are expected to provide certain services, representing not more than approximately 30% of their working time, in respect of Bit Digital operations. Pursuant to Transition Services Agreement, a percentage of working time spent on WhiteFiber’s operations will be allocated to WhiteFiber and expensed. These expenses have been allocated on the basis of direct usage when identifiable with the remainder allocated on the basis of a percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received.

The following sections of this Compensation Discussion and Analysis describes Bit Digital’s executive compensation philosophy, the 2024 executive compensation program elements applicable to the named executive officers, and certain Bit Digital executive compensation plans, policies and practices, as well as certain aspects of WhiteFiber’s anticipated executive compensation arrangements following this offering.

Policies, practices and arrangements that are disclosed as those intended to apply to WhiteFiber and its subsidiaries following the separation generally remain subject to the review of, and may generally be modified by, the WhiteFiber compensation committee after this offering.

Compensation Committee Responsibilities and Objectives

The compensation committee of the WhiteFiber board of directors (the “WhiteFiber compensation committee”) is responsible for designing and approving the executive compensation program and setting compensation opportunities for the named executive officers of WhiteFiber. The following are the objectives of the WhiteFiber executive compensation program for its executive officers, which we expect to be the objectives of our compensation program for executive officers as of immediately following the separation:

●	recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;

●	reward executives for short-term performance as well as for growth in enterprise value over the long-term;

●	ensure effective utilization and development of talent by working in concert with other management processes - for example, performance appraisal, succession planning, and management development;

●	help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and

●	provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

2024 Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by each individual serving as Bit Digital’s principal executive officer and principal financial officer during the fiscal years ended December 31, 2024 and 2023, and who will also serve as WhiteFiber’s principal executive officer and principal financial officer after the distribution (collectively, the “named executive officers”).

							Non-
							Equity	Paid
Name and						Stock	Incentive	Deferred	All
Principal		($)	$ Cash	Stock		Based	Plan	Comp	Other
Position	Year	Salary	Bonus	Award		Comp (5)	Comp	Earnings	Comp	Total
Erke Huang, CFO and Director	2024	$597,963	$1,100,000	1,045,000	(3)	$3,523.650	-	-	-	$5,221,613
	2023	$499,459	$200,000	750,000		$2,837,000	-	-	-	$3,536,459
Sam Tabar, CEO and previously CSO (2)	2024	$500,000	$1,100,000	945,000	(4)	$3,222,650				$4,822,650
	2023	$500,000	-	300,000		$1,239,500				$1,739,500

(1)	Mr. Huang has served as CFO since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021. On March 31, 2023, with a change in senior management, Mr. Huang’s salary increased to $600,000 per annum, pursuant to an amendment to his employment agreement with Bit Digital, as summarized below under “Employment Agreements.”

(2)	Mr. Tabar served as CSO from March 31, 2021 to March 31, 2023. On March 31, 2023, Mr. Tabar began to serve as Chief Executive Officer of Bit Digital.

(3)	In 2024, Mr. Huang was awarded 1,045,000 restricted share units (RSUs) pursuant to his compensation arrangement. In 2023, Mr. Huang was awarded 750,000 RSUs pursuant to his compensation arrangement. 300,000 RSUs awarded to Mr. Huang were granted under Bit Digital’s 2021 Second Omnibus Equity Incentive Plan and 450,000 RSUs awarded to Mr. Huang were granted under Bit Digital’s 2023 Omnibus Equity Incentive Plan.

(4)	In 2024, Mr. Tabar was awarded 945,000 RSUs pursuant to his compensation arrangement. In 2023, Mr. Tabar was awarded 300,000 RSUs pursuant to his compensation arrangement with Bit Digital. The RSUs awarded to Mr. Tabar were granted under Bit Digital’s 2021 Second Omnibus Equity Incentive Plan.

(5)	The “Stock Based Comp” column represents the aggregate grant date fair value for RSUs granted under Bit Digital’s 2021 Omnibus Equity Incentive Plan and 2023 Omnibus Equity Incentive Plan during fiscal year 2023, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to Bit Digital’s consolidated financial statements for details on the assumptions used to determine the grant date fair value of the restricted stock units. As of December 31, 2023, fair value of the vested and issued RSUs, based on the closing price on the vesting date, for Messrs. Huang and Tabar is $2,837,000 and $1,239,500, respectively.

Bit Digital has not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

Erke Huang

On October 28, 2022, Bit Digital and Erke Huang entered into an employment agreement pursuant to which Bit Digital paid Mr. Huang $60,000 per annum as Chief Financial Officer of Bit Digital. In connection with a change in senior management of Bit Digital, Mr. Huang’s base salary was increased to $600,000, with such compensation commencing on March 10, 2023. The agreement is for a term of two (2) years and will renew automatically for one-year terms when not terminated by either party. Mr. Huang is eligible for bonuses as determined by the Board and eligible to participate in equity incentive plans of Bit Digital. Bit Digital shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. Mr. Huang is subject to a one-year non-competition and non-solicitation covenant from the date of termination of employment for any reason. Bit Digital and Mr. Huang also entered into a director agreement on October 28, 2022, pursuant to which Bit Digital agreed to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. Bit Digital shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Under the director agreement, Mr. Huang is subject to a one-year non-competition covenant and a three-year non-solicitation covenant. Mr. Huang has no family relationship with any of the executive officers of Bit Digital.

Sam Tabar

Mr. Tabar has been employed by Bit Digital under a two-year Employment Agreement, effective March 31, 2021 until March 31, 2023. He was compensated at a base salary of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Tabar’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was awarded 120,765 RSUs under his Employment Agreement pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan.

Pursuant to a second amendment to the Employment Agreement dated March 31, 2023, Bit Digital extended the term of the Employment Agreement for an additional two years with Mr. Taber assuming the role of Chief Executive Officer. Mr. Taber’s salary remains $500,000 and his equity award compensation remains as pursuant to his original employment agreement and the 2021 Omnibus Equity Incentive Plan. The second amendment also provided that the Employment Agreement will not be terminated by Bit Digital at any time prior to the end of the Initial two-year Term except for Cause (as defined). In the event that Mr. Tabar’s employment is terminated by Bit Digital without Cause commencing two (2) years from the date of the Amendment, or at any time by Mr. Tabar for Good Reason, or as a result of expiration of the Employment Period by reason of Bit Digital’s issuance of a Non-Renewal Notice, Bit Digital shall pay and/or provide Mr. Tabar with a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination, in an amount equal to the number of years employed by Bit Digital (or fraction thereof) plus two (2) multiplied by one (1) month of Base Salary with a minimum of six (6) months Base Salary at all times during the Employment Period.

Mr. Tabar has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Mr. Tabar has also agreed to assign all right, title and interest (including, but not limited to, patents and trademarks) in all inventions and designs which he conceives, develops or reduces to practice during his employment with Bit Digital and two (2) years thereafter.

In addition, Mr. Tabar has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment. Specifically, Mr. Tabar has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to him in his capacity as a representative of Bit Digital for the purpose of doing business with such persons or entities that will harm Bit Digital’s business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of Bit Digital’s employees who is employed by Bit Digital on or after the date of his termination, or in the year preceding such termination, without our express consent.

Thomas Sanfilippo

Mr. Sanfilippo was hired by Bit Digital as its full-time Chief Technology Officer commencing on September 13, 2024 on an at-will basis. His salary is $350,000 per annum. Under his employment agreement he was awarded a $100,000 signing bonus and restricted share units valued at $1,200,000 vesting over four (4) years in equal quarterly installments, following a one-year vesting cliff. If. Mr. Sanfilippo is terminated without Cause (as defined) and provides a separation and general release he shall be entitled to receive a severance payment equal to three months base salary and three month COBRA coverage.

Billy Krassakopoulos

Mr. Krassakopoulos has continued to be employed by Enovum as its Chief Executive Officer since his employment commenced with Enovum on February 14, 2022. The term of his employment contract is indefinite and is terminatable only for Cause (as defined). His base salary is $300,000 per annum.

Director Compensation

The following discussion sets forth the compensation awarded to or earned by each person serving as an independent director of Bit Digital and who will serve as an independent director of WhiteFiber after the distribution.

Ms. Ichi Shih entered into a director agreement pursuant to which Bit Digital agreed to pay her one thousand ($1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In 2021, the Board also authorized one-time 10,000 RSUs award with immediate vesting to Ichi Shih for her services pursuant to the Bit Digital’s 2021 Omnibus Equity Incentive Plan. In October 2022, 30,000 RSUs were awarded under the Second 2021 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2022. In December 2023 and November 2024, 30,000 RSUs were awarded each time under the Second 2021 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2023 and 2024. Bit Digital shall also reimburse Ms. Shih for reasonable and approved expenses incurred by him or her in connection with the performance of her duties under the director agreement.

As recommended by Bit Digital’s Nominating and Corporate Governance Committee, Bit Digital entered into a Director Agreement with Jiashu (Bill) Xiong (“Xiong”), pursuant to which Xiong has served as executive director on Bit Digital’s Board of Directors, effective October 13, 2023. The Director Agreement provides for Xiong to serve on Bit Digital’s subcommittees, the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as reasonably requested. Xiong is receiving cash compensation for his services on the Board equal to $4,000 a year paid on a quarterly basis. Xiong is also receiving a salary of $68,000 per annum from Bit Digital Canada, Inc., as Bit Digital’s IT Director. While Xiong is a member of the Board and for a twelve-month period following termination of the Director Agreement, he cannot have any connections with any business or venture that competes, directly or indirectly, with Bit Digital. For a period of three (3) years from termination of the Director Agreement, Xiong is prohibited from interfering with Bit Digital’s relationship with or seek to have any employee or customer of Bit Digital leave Bit Digital.

There have been no transactions in the past two years to which Bit Digital or any of its subsidiaries was or is to be a party, in which each independent director had, or will have, a direct or indirect material interest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Existing related-party transactions

WhiteFiber AI’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, WhiteFiber Iceland ehf owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

Bit Digital made a payment of $1 million on behalf of WhiteFiber Iceland ehf, when Bit Digital Iceland ehf entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). By the end of the third quarter of 2024, we had settled this outstanding amount with Bit Digital.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making Bit Digital jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of September 30, 2024.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after this offering is completed under a transition services agreement. For the nine months ended September 30, 2024, the Company was allocated $3.0 million for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received.

Agreements with Bit Digital

Following the Reorganization, WhiteFiber and Bit Digital will operate separately, each as an independent public company. Prior to the Reorganization, WhiteFiber will enter into various agreements to provide a framework for its relationship with Bit Digital after the Reorganization, such as a transition services agreement.

These agreements will provide for the allocation between WhiteFiber and Bit Digital of WhiteFiber’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) associated with WhiteFiber and will govern certain relationships between WhiteFiber and Bit Digital after the Reorganization. These agreements will be filed as exhibits to the registration statement of which this prospectus is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus.

Section 351 Contribution Agreement

Pursuant to a Section 351 Contribution Agreement to be effective upon the effective date of the Registration Statement of which this prospectus is a part, Bit Digital will transfer to WhiteFiber the capital stock and associated assets (but not liabilities) of its subsidiary WhiteFiber AI, Inc. and its Subsidiaries, WhiteFiber HPC, Inc. and WhiteFiber Iceland ehf (the “WhiteFiber Subsidiaries”) Pursuant to the Reorganization the following actions will occur:

●	Assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, WhiteFiber and its consolidated subsidiaries, which are referred to as the “WhiteFiber Assets,” will be transferred to WhiteFiber, as applicable, generally including:

●	Customer, distribution, supply and vendor contracts (or portions thereof) to the extent they relate to WhiteFiber.

●	Certain third-party vendor contracts for services primarily related to WhiteFiber.

●	Rights to technology, software and intellectual property primarily related to WhiteFiber.

●	Exclusive rights to information exclusively related to WhiteFiber and nonexclusive rights to information related to WhiteFiber.

●

Rights and assets expressly allocated to WhiteFiber Subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation.

●	Permits used by WhiteFiber.

●	Other assets that are included in WhiteFiber’s pro forma balance sheet.

●	Liabilities primarily related to, or included on the balance sheet of, WhiteFiber, which are referred to as “WhiteFiber’s Liabilities,” will be retained by or transferred to Bit Digital, as applicable.

●	All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the WhiteFiber Assets and WhiteFiber Liabilities (such assets and liabilities, other than the WhiteFiber Assets and the WhiteFiber Liabilities, referred to as the “Bit Digital Assets” and “Bit Digital Liabilities,” respectively) will be retained by or transferred to Bit Digital, as applicable.

Except as expressly set forth in the Contribution Agreement or any ancillary agreement, neither WhiteFiber nor Bit Digital will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the Reorganization, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either WhiteFiber or Bit Digital, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Reorganization. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Employee Matters

WhiteFiber and Bit Digital will allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. Unless otherwise specified, Bit Digital will be responsible for liabilities associated with employees who will be employed by Bit Digital following the Reorganization, former employees whose last employment was with the Bit Digital businesses, and WhiteFiber will be responsible for liabilities associated with employees who will be employed by WhiteFiber following the separation and former employees whose last employment was with WhiteFiber’s businesses.

Transition Services Agreement

WhiteFiber and Bit Digital will enter into a transition services agreement prior to this offering pursuant to which Bit Digital will provide certain services to WhiteFiber, on a transitional basis. The services to be provided will include financial reporting, tax, legal, human resources, information technology, insurance and other general and administrative functions. The transition services agreement will specify the fees payable for these services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the Reorganization.

Subject to certain exceptions in the case of willful misconduct or fraud, the liability of Bit Digital and WhiteFiber under the transition services agreement for the services they provide will be limited to a specified maximum amount. The transition services agreement also provides that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.

Procedures for Approval of Related Person Transactions

WhiteFiber’s board of directors is expected to adopt a written policy on related person transactions. The policy will apply to any transaction subject to the requirements of Item 404(a) of Regulation S-K under the Exchange Act in which WhiteFiber or a WhiteFiber subsidiary is a participant and a related person has a direct or indirect material interest. The policy will cover transactions involving WhiteFiber in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than five percent beneficial owner of WhiteFiber, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less than 10 percent owner, of an entity involved in the transaction. This policy will be posted to the corporate governance section of WhiteFiber’s website www.WhiteFiber.com as of the date of this prospectus.

Under this policy, the general counsel must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to WhiteFiber, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to WhiteFiber that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to WhiteFiber as would be available in comparable transactions with or involving unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before this offering, all of the outstanding [●] WhiteFiber ordinary shares will be owned beneficially and of record by Bit Digital. Following the offering and the sale of [●] WhiteFiber ordinary shares. WhiteFiber expects to have outstanding an aggregate of [●] WhiteFiber ordinary shares.

DESCRIPTION OF WHITEFIBER’S SHARE CAPITAL

WhiteFiber’s Amended and Restated Articles of Association (the “Articles”) will be amended and restated prior to the completion of this offering. The following is a summary of the material terms of WhiteFiber share capital that will be contained in the Articles. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Articles to be in effect at the time of the distribution, which you must read for complete information on WhiteFiber’s share capital as of the time of the distribution. The Articles, in a form expected to be in effect at the time of this offering, have been included as an exhibit to WhiteFiber’s registration statement on Form S-1, of which prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Cayman Islands law.

Memorandum and Articles of Association

WhiteFiber is a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum of association (“Memorandum”) and Articles, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

Our authorized share capital is 350,000,000 shares consisting of 340,000,000 0rdinary Shares, par value $0.01 per share and 10,000,000 Preference shares, par value $0.01 per share. Immediately following this offering, WhiteFiber expects to have [●] Ordinary Shares based on [●] Ordinary Shares issued and outstanding issued and outstanding on February [●] 2025, held by Bit Digital and no Preference Shares issued and outstanding. The Ordinary Shares and Preference Shares are collectively referred to as the “Shares”.

Ordinary Shares

Dividends. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights. The holders of our Ordinary Shares are entitled to one vote per share, including for the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands, every holder of Ordinary Shares present in person or by proxy shall have one vote. On a poll, every holder of Ordinary Shares entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman, at least two shareholders having the right to vote on the resolutions, or one or more shareholders present in person or by proxy holding not less than ten percent of the paid-up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of the votes that may be cast by holders of outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the Shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the Shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding up; Liquidation. On a liquidation of the Company, the holders of any Preference Shares shall have the right to receive in preference to the holders of the Ordinary Shares, the par value of such Preference Shares (adjusted for any recapitalization events) plus any declared but unpaid dividends thereon, but with no right to share in the distribution of any surplus assets of the Company. On an insolvency, liquidation or winding up of the Company, the shareholders holding Preference Shares shall be repaid in priority to the shareholders holding Ordinary Shares.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares as required by the notice. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid (a) at the rate fixed by the terms of allotment of the share or in the notice of the call; or (b) if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

Redemption, Repurchase and Surrender of shares. Subject to the provisions of the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares in accordance with the Articles, or otherwise by agreement with the shareholder holding those shares.

No Preemptive Rights. Holders of Ordinary Shares do not have preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. Whenever the capital of our Company is divided into different classes of shares then, the rights attached to any such class (unless otherwise provided by the terms of issue of the shares of that class) may only be varied either (a) with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or (b) with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. However, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

No Preemptive Rights. Holders of Ordinary Shares do not have preemptive or preferential right to purchase any securities of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Listing

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “WYFI.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is TranShare Securities Transfer & Registrar, whose address is Bayside Center 1, 17755 North U.S. Highway 19, Suite 140, Clearwater, Florida 33764.

Preference shares

The Company is authorized to issue up to 10,00,000 Preference Shares. The terms of our Preference Shares are the same as our Ordinary Shares, except that holders of our Preference Shares are entitled to: (a) receive, when, if and as paid or declared by our directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on our Ordinary Shares; (b) on a liquidation of the Company, receive in preference to the holders of the Ordinary Shares, the par value of their preference shares (adjusted for any Recapitalization Events) plus any declared but unpaid dividends thereon in priority to holders of Ordinary Shares, but with no right to share in the distribution of any surplus assets of the Company; (c) convert their preference shares into ordinary shares on a one-for-one basis at the election of the holder of the preference shares unless it would result in such holder being the registered owner of more than 4.99% of our Ordinary Shares, and (d) for all matters relating to the Company requiring the votes of shareholders by a poll or by proxy, each Preference Shares may carry enhanced voting rights. Please refer to our amended and restated memorandum and articles of association, set out in Exhibit 3.2, which describes the terms of our Ordinary Shares and Preference Shares in more detail.

Dividends

The holders of Preference Shares, if any are entitled to receive, when, if and as paid or declared by the directors, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the ordinary shares, for the amount credited for the issuance of that Preference Share, as adjusted for any share combinations or subdivisions, bonus issues and similar recapitalization events (“Recapitalization Events”). The right to dividends on Preference Shares shall not be cumulative, and no right shall accrue to holders of Preference Shares by reason of the fact that dividends on said Shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

Liquidation/Insolvency Preference

On a liquidation of the Company, the holder of any Preference Shares shall have the right to receive in preference to the holders of the ordinary shares, the amount credited for the issuance of that Preference Share (adjusted for any Recapitalization Events) plus any declared but unpaid dividends thereon, but with no right to share in the distribution of any surplus assets of the Company.

On an insolvency, liquidation or winding up of the Company, the shareholders holding Preference Shares shall be repaid in priority to the shareholders holding ordinary shares.

Conversion

Subject to the limitations set out below, the holder of any Preference Share may convert any Preference Shares held by them into ordinary shares of the Company on a one-for-one basis.

The holder of any Preference Shares shall not be permitted to convert its Preference Shares into Ordinary Shares if such conversion would result in such holder being the registered owner of more than 4.99% of the issued Ordinary Shares.

Any declared but unpaid dividends on any Preference Shares to be converted shall remain due and payable notwithstanding the conversion of such Preference Shares.

All conversions of Preference Shares to Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Preference Shares and the simultaneous issue of Ordinary Shares in consideration for such redemption or repurchase. The shareholders and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

Enhanced Voting Rights

For all matters relating to the Company requiring the votes of shareholders by a poll or by proxy, each Preference Shares are expected to carry the equivalent number of votes as 50 Ordinary Shares.

Provisions in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Act applicable to us.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation of two Cayman Islands companies, among other things, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation must be obtained but if such secured creditor does not grant that person’s consent then the Courts of the Cayman Islands may upon application of the constituent company that has issued the security waive the requirement for such consent upon such terms as to security to be issued by the consolidated or surviving company or otherwise as the Court considers reasonable. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a director’s declaration regarding matters prescribed by the Companies Act, an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of minority shareholders. When an offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. A dissenting shareholder may object by making an application to the Grand Court of the Cayman Islands within one month from the date of notice being given that their shares are being compulsorily acquired. If an arrangement and reconstruction is thus approved, or if an offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of, the company to challenge:

●	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than ten (10%) percent of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two- tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they come due, by an ordinary resolution of its members. The court has authority to order winding up of a company in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Share Options/Restricted Share Units

The Company’s Board of Directors adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”) in February 2025. There are nine (9) million ordinary shares reserved for issuance under the Company’s 2025 Plan, under which [●] Restricted Stock Units have been granted upon the completion of this offering. Share-based compensation such as restricted stock units (“RSUs”), incentive and non-statutory stock options, restricted shares share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2025 Plan.

Authorized but Unissued Shares

WhiteFiber’s authorized but unissued ordinary shares and Preference shares will be available for future issuance without your approval. White Fiber may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued ordinary shares and Preference shares could render more difficult or discourage an attempt to obtain control of White Fiber by means of a proxy contest, tender offer, merger or otherwise.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. B. Riley Securities, Inc. is the representative of the underwriters.

Underwriters	Number of Shares
B. Riley Securities, Inc.

Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional [●] ordinary shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[●] per share from the public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

	Per Share	Total Without Over-Allotment	Total With Over- Allotment
Underwriting discounts and commissions paid by us	$		$
Proceeds, before expenses, to us	$		$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[●]. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $[●].

The representative has informed us that the underwriters do not intend to make sales to discretionary accounts.

Lock-up Agreements

Bit Digital and each of our directors and executive officers following this offering, and certain of our stockholders, have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our ordinary shares or any securities convertible into or exchangeable or exercisable for ordinary shares, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the ordinary shares for a period of 180 days after the date of this prospectus, without the prior written consent of B. Riley Securities, Inc., as representative of the underwriters. See “Underwriting.” The underwriters do not have any present intention or arrangement to release any ordinary shares subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

Prior to the offering, there has been no public market for our ordinary shares. The public offering price will be negotiated between the Company and the representative. Among the factors to be considered in determining the public offering price of the ordinary shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “WYFI.”

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

●	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of shares in the over- allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ordinary shares in the open market.

●	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of ordinary shares described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31- 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Personal Information

We and the representatives hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only.

Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares of our ordinary shares which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

●	to any legal entity that is a qualified investor as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our ordinary shares described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.

Each purchaser of ordinary shares described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We and the underwriters have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of ordinary shares as contemplated in this prospectus.

Accordingly, no purchaser of ordinary shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this prospectus and any other document or materials relating to the issue of the shares of our ordinary shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of our ordinary shares offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of ordinary shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our ordinary shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our ordinary shares in Germany. Consequently, the ordinary shares may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of ordinary shares to the public in Germany or any other means of public marketing. The ordinary shares is being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Ogier (Cayman) LLP. Davidoff Hutcher & Citron LLP has also acted as counsel to us in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by [-].

EXPERTS

The consolidated financial statements of WhiteFiber, Inc. as of December 31, 2023 and for the year ended December 31, 2023, included in this prospectus and elsewhere in the registration statement have been audited by RBSM LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

WhiteFiber has filed a registration statement on Form -1 with the SEC with respect to the WhiteFiber Ordinary Shares being offered under this registration statement. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to WhiteFiber and its ordinary shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

As a result of this offering, WhiteFiber will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. WhiteFiber intends to furnish holders of its ordinary shares with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. WhiteFiber has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

WHITEFIBER, INC. AND SUBSIDIARIES

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of September 30, 2024 and December 31, 2023

(Unaudited; in actuals, USD)

	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$24,720,467	$652,566
Restricted cash	2,404,150	–
Accounts receivable	3,910,976	–
Net investment in lease - current	1,509,292	–
Other current assets	26,373,657	14,897,616
Total current assets	58,918,542	15,550,182

Non-current assets:
Deposits for property and equipment	–	4,127,371
Property and equipment, net	42,561,574	51,030,667
Operating lease right-of-use assets	10,893,903	6,216,255
Net investment in lease - non-current	2,239,235	–
Other non-current assets	1,512,670	2,003,251
Investment securities	1,000,000	–
Total non-current assets	58,207,382	63,377,544

Total assets	$117,125,924	$78,927,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,289,451	$100,000
Income tax payable	958,964	–
Other payables and accrued liabilities	7,058,386	8,004,450
Deferred revenue	30,000,000	13,073,449
Current portion of operating lease liability	4,006,086	1,864,779
Total current liabilities	44,312,887	23,042,678

Total non-current liabilities:
Other long-term liabilities	–	1,883,333
Non-current portion of operating lease liability	6,887,817	4,351,476
Deferred tax liability	167,229	–
Total non-current liabilities	7,055,046	6,234,809

Total liabilities	51,367,933	29,277,487

Shareholders’ equity
Ordinary shares, $0.01 par value; 340,000,000 shares authorized; 1 issued and outstanding at September 30, 2024 and December 31, 2023	-	-
Additional paid-in capital	64,576,928	50,876,188
Retained earnings (Accumulated deficit)	1,181,063	(1,225,949)
Total shareholders' equity	65,757,991	49,650,239
Total liabilities and shareholders' equity	$117,125,924	$78,927,726

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2024

(Unaudited; in actuals, USD, except for the number of shares)

For the Nine Months Ended
September 30,
2024
Revenue	$32,718,084

Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown below)	(13,212,295)
Depreciation and amortization expenses	(11,528,569)
General and administrative expenses	(5,802,810)
Total operating expenses	(30,543,674)

Income from operations	2,174,410

Other income, net	1,358,795

Income before provision for income taxes	3,533,205

Income tax expenses	(1,126,193)
Net income	$2,407,012

Weighted average number of ordinary share outstanding
Basic	1
Diluted	1

Income per share
Basic	2,407,012.08
Diluted	$2,407,012.08

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

For the Nine Months Ended September 30, 2024

(Unaudited; in actuals, USD, except for the number of shares)

	Shares of common stock	Ordinary shares and Additional paid-in capital	Retained earnings / (Accumulated deficit)	Total shareholders’ equity
Balances as of December 31, 2023	1	$50,876,188	$(1,225,949)	$49,650,239
Net income	-	-	2,407,012	2,407,012
Parent contribution	-	13,700,740	-	13,700,740
Balances as of September 30, 2024	1	$64,576,928	$1,181,063	$65,757,991

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2024

(Unaudited; in actuals, USD)

For the Nine Months
Ended September 30,
2024
Cash Flows from Operating Activities:
Net income	$2,407,012
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	11,528,569
Changes in assets and liabilities:
Operating lease right-of-use assets	1,721,954
Accounts receivable	(3,910,976)
Net investment in lease	790,018
Other current assets	(8,758,187)
Other non-current assets	490,581
Accounts payable	2,189,451
Income tax payable	958,964
Other payables and accrued liabilities	(946,064)
Other long-term liabilities	(1,883,333)
Deferred revenue	16,926,551
Lease liability	(1,721,954)
Deferred tax liability	167,229
Net Cash Provided by Operating Activities	19,959,815

Cash Flows from Investing Activities:
Purchases of and deposits made for property and equipment	(6,188,504)
Investment in SAFE	(1,000,000)
Net Cash Used in Investing Activities	(7,188,504)

Cash Flows from Financing Activity:
Net transfers from parent	13,700,740
Net Cash Provided by Financing Activity	13,700,740

Net increase in cash, cash equivalents and restricted cash	26,472,051
Cash, cash equivalents and restricted cash, beginning of period	652,566
Cash, cash equivalents and restricted cash, end of period	$27,124,617

Supplemental Cash Flow Information
Cash paid for income taxes, net of (refunds)	$–

Non-cash Transactions of Investing and Financing Activities
Right of use assets exchanged for operating lease liability	$6,399,602
Sales-type lease of equipment	$4,538,545
Construction in progress included in accrued expenses	$2,653

	September 30, 2024	December 31, 2023
Cash and cash equivalents	24,720,467	652,566
Restricted cash	2,404,150	-
Total	$27,124,617	$652,566

WHITEFIBER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On February [   ], WhiteFiber, Inc.(the “Company” or WhiteFiber) entered into an engagement letter to effect an initial public offering (the “IPO”). In connection with the IPO, Bit Digital Inc. (“Bit Digital”), the controlling shareholder of WhiteFiber, will enter into a Contribution Agreement to transfer of all the capital stock of WhiteFiber AI, Inc. (“WhiteFiber AI”), and its subsidiaries and their respective assets (but not liabilities) to WhiteFiber, a newly formed wholly-owned subsidiary of Bit Digital (hereinafter the “Reorganization”) prior to the effective date of the IPO. The transaction is expected to result in two independent, publicly traded companies: Bit Digital, Inc. and WhiteFiber, Inc. WhiteFiber had no assets, liabilities, operations, or commitments and contingencies during the periods presented in these consolidated financial statements. On October 11, 2024, WhiteFiber completed the acquisition of Enovum Data Centers Corp, a Montreal-based owner, operator, and developer of HPC data centers. The financial results of this acquisition are not included in the consolidated financial statements for the periods presented.

The Company was incorporated on August 15, 2024 under the name Celer, Inc. The Company is a leading provider of high performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services. Our cloud services are provided by our WhiteFiber AI, Inc. subsidiary. Collectively we refer to these offerings as our HPC Business. In connection with our IPO, we are being carved out of Bit Digital, Inc. and will operate as an independent public company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company has historically existed and functioned as part of the consolidated business of Bit Digital. The accompanying consolidated financial statements reflect the historical financial position, results of operations and cash flows of the Company, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Bit Digital, using the historical results of operations and historical basis of assets and liabilities of the Company.

The Company’s accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Transactions between the Company and Bit Digital are considered to be effectively settled when the transactions are recorded and included as a component of additional paid-in capital in the consolidated balance sheet and non-cash parent contribution in the consolidated statement of cash flows.

All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the consolidated financial statements. The consolidated financial statements also include expense allocations for certain functions provided by Bit Digital, including, but not limited to, certain general corporate expenses related to finance, tax, investor relations, and marketing. These general corporate expenses are included in the Consolidated Statements of Operations within general and administrative expenses. The amount allocated was $1.0 million for the year ended December 31, 2023. Direct usage has been used to attribute expenses that are specifically identifiable to the Company, where practicable. In certain instances these expenses have been allocated to the Company primarily based on the percentage of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the period presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party. Refer to Note 11 for further information.

The consolidated financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented. Management believes all adjustments necessary for a fair statement of results of operations, cash flows, and financial position have been made. Except as otherwise disclosed, all such adjustments are of a normal recurring nature.

Following the Reorganization, the Company may perform certain functions using its own resources or purchased services. For an interim period following the Reorganization, however, some of these functions will continue to be provided by Bit Digital, under a transition services agreement.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal. As of September 30, 2024, the fixed maximum amount guaranteed under the letter of credit was $2.4 million.

Accounts Receivable

Accounts receivable consist of amounts due from our high performance computing services customer. Receivables are recorded at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Uncollectible accounts are written off against the allowance when collection does not appear probable.

Due to the short-term nature of the Company’s accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of September 30, 2024, the allowance for credit loss has not been material to the consolidated financial statements.

Investment security

As of September 30, 2024, investment security represent the Company’s investment in a privately held company via a simple agreement for future equity (“SAFE”). As of December 31, 2023, the Company held no investment security.

 SAFE investments provide the Company with the right to participate in future equity financing of preferred stock. The Company accounted for this investment under ASC 320, Investments - Debt Securities and elected the fair value option for the SAFE investment under ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition, and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

For sales-type leases where the Company is the lessor, the Company recognizes a net investment in lease, which comprises of the present value of the future lease payments and any unguaranteed residual value. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease and is included in “Other income, net.”. Sales-type leases result in the recognition of gain or loss at the commencement of the lease, which will be recorded in “Other income, net.”

Deposits for property and equipment

The deposits for property and equipment represented advance payments for purchases of high performance computing equipment. The Company initially recognizes deposits for property and equipment when cash is advanced to our suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over this equipment is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the year ended December 31, 2023.

For the Year Ended December 31,
2023

Opening balance	$-
Reclassification to property and equipment	(50,437,607)
Addition of deposits for property and equipment	54,564,978
Ending balance	$4,127,371

Property and equipment, net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment were primarily comprised of high performance computing equipment with estimated useful lives of three years and equipment accessories with estimated useful lives of five years.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3 - Revenue for further information.

Cost of revenue

The Company’s cost of revenue consists primarily of direct production costs related to our high performance computing services, including electricity costs, datacenter lease costs, and other relevant costs.

Cost revenue excludes depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

Contract costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, including commissions that are incurred directly related to obtaining customer contracts. We amortize the deferred contract costs on a straight-line basis over the expected period of benefit. These amounts are included in the accompanying consolidated balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit and commission expense payable included in Other long-term liabilities.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer. Deferred revenue is recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Income taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary share or resulted in the issuance of ordinary share that then shared in the earnings of the entity.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Share-based compensation

Eligible WhiteFiber employees have traditionally participated in Bit Digital’s shared-based compensation plans and will continue to do so until the IPO is completed. WhiteFiber recognizes compensation expenses as an allocation portion of share-based compensation expenses associated with Bit Digital’s shared employees.

Bit Digital expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. Bit Digital estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. These assumptions are the expected stock volatility, the risk-free interest rate, the expected life of the option, and the dividend yield on the underlying stock. Expected volatility is calculated based on the historical volatility of Bit Digital’s ordinary shares over the expected term of the option. Risk-free interest rates are calculated based on risk–free rates for the appropriate term. Bit Digital has elected to account for forfeitures of awards as they occur.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet qualitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities (“PBEs”), ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is closely monitoring the development of the ASU 2023-09 and does not expect its impact to be material on the consolidated financial statements.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company provides high performance computing (“HPC”) services to support customers’ generative AI workstreams. We have determined that HPC services are a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e. distinct days of service).

These services are consumed as they are received, and the Company recognizes revenue over time using the variable allocation exception as it satisfies performance obligations. We apply this exception because we concluded that the nature of our obligations and the variability of the payment terms based on the number of GPUs providing HPC services are aligned and uncertainty related to the consideration is resolved on a daily basis as we satisfy our obligations. The Company recognizes revenue net of consideration payable to customers, such as service credits, and accounted for as a reduction of the transaction price in accordance with guidance in ASC 606-10-32-25.

During the three months ended March 31, 2024, the Company issued a service credit of $1.3 million to the customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. In the third quarter of 2024, the Company issued another service credit of $0.6 million to the customer as compensation for decreased utilization. For the nine months ended September 30, 2024 and 2023, the Company recorded revenue of $32.7 million and $nil respectively.

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of September 30, 2024, capitalized costs to obtain a contract totaled $2.6 million, and the outstanding commission expense payable was $1.9 million. As of December 31, 2023, capitalized costs to obtain a contract totaled $2.8 million, and the outstanding commission expense payable was $1.9 million.

The Company capitalized lease expense in December 2023 that were directly related to fulfilling its high performance computing services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. As of September 30, 2024 and December 31, 2023, capitalized costs to fulfill a contract totaled $nil and $100 thousand, respectively.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer, which commenced in January 2024:

For the Nine Months Ended September 30,
2024
Beginning balance	$13,073,449
Revenue earned	(13,073,449)
Prepayment received	30,000,000
Ending balance	$30,000,000

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of September 30, 2024:

	Remainder of 2024	2025
GPU processing power	-	30,000,000
Total deferred revenue	$-	$30,000,000

The remaining performance obligation is expected to be fulfilled upon commencement of the provision of additional HPC services in 2025.

4. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	September 30, 2024	December 31, 2023
Prepaid consulting service expenses	1,575,000	-
Deferred contract costs	1,138,333	1,041,667
Prepayment to third parties (a)	15,654,878
Receivable from third parties	8,000,378	13,855,949
Others	5,068	-
Total	$26,373,657	$14,897,616

(a)	As of September 30, 2024, the balance of prepayment to third parties represented the prepayment to our GPU servers leasing partner.

5. LEASES

Lease as Lessee

During the year ended December 31, 2023, the Company entered into a capacity lease agreement for its high performance computing services designed to support generative AI workstreams. The initial lease term is three years, with automatic renewals for successive twelve-month periods.

The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its high performance computing services which commenced operations in January 2024. The capitalized lease payment was expensed in January 2024.

On August 1, 2024, the Company entered into an additional capacity lease agreement for its high performance computing services. The initial lease term is three years with automatic renewals for successive twelve-month periods.

As of September 30, 2024 and December 31, 2023, operating right-of-use assets were $10.9 million and $6.2 million, respectively and operating lease liabilities were $10.9 million and $6.2 million, respectively. For the nine months ended September 30, 2024, the Company’s amortization on the operating lease right-of-use assets totaled $1.7 million.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

For the Nine Months Ended September 30, 2024
Operating cash outflows from operating leases	$2,210,000
Weighted average remaining lease term – operating lease	2.5
Weighted average discount rate – operating lease	10.0%

The following table represents our future minimum operating lease payments as of September 30, 2024:

Year	Amount
2024	$1,215,000
2025	4,860,000
2026	4,760,000
2027	1,435,000
Total undiscounted lease payments	12,270,000
Less present value discount	(1,376,097)
Present value of lease liability	$10,893,903

The Company entered into a GPU server lease agreement effective January 2024 for its high performance computing services designed to support generative AI workstreams. The lease payment depends on the usage of the GPU servers and the Company concludes that the lease payments are variable and will be recognized when they are incurred. For the nine months ended September 30, 2024, the GPU server lease expense amounted $9.8 million.

Lease as Lessor

During the quarter ended March 31, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended September 30, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

The components of lease income for the sales-type lease were as follows:

For the Nine Months Ended September 30, 2024
Interest income related to net investment in lease	$322,396

Interest income is included in the consolidated statements of operations under the caption “Other income, net”.

The components of net investment in sales-type leases were as follows:

September 30, 2024
Net investment in lease - lease payment receivable	$3,748,527

The following table illustrates the Company’s future minimum receipts for sales-type lease as of September 30, 2024:

Year	Sales-Type Lease
2024	$495,382
2025	1,981,531
2026	1,981,531
Total future minimum receipts	4,458,444
Unearned interest income	(709,917)
Net investment in sales type lease	$3,748,527

The present value of minimum sales-type receipts of $3,748,527 is included in the consolidated balance sheets under the caption “Net investment in lease”.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2024	December 31, 2023
High performance computing equipment	$51,936,803	$-
Equipment accessories	10,688	-

Less: Accumulated depreciation	(11,528,569)	-
	40,418,922	-
Construction in progress	2,142,652	51,030,667
Property and equipment, net	$42,561,574	$51,030,667

For the nine months ended September 30, 2024, depreciation expenses were $11,528,569.

We purchased data storage equipment totaling $5,315,202 and almost immediately thereafter, we entered into a sales-type lease agreement effective January 2024 for a portion of these assets valued at $3,353,608 with a third party. As a result, the leased data storage equipment was derecognized from our property and equipment and recorded as a net investment in lease. Refer to Note 5. Leases for more information.

We purchased data storage equipment totaling $1,254,248 and immediately thereafter, we entered into a sales-type lease agreement effective August 2024 for a portion of these assets valued at $1,184,937 with a third party. As a result, the leased data storage equipment was derecognized from our property and equipment and recorded as a net investment in lease. Refer to Note 5. Leases for more information.

7. INVESTMENT SECURITY

As of September 30, 2024, investment security represents the Company’s investment of $1,000,000 in a privately held company via a simple agreement for future equity (“SAFE”). As of December 31, 2023, the Company held no investment security.

On June 30, 2024 (the “Effective Date”), the Company entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). Alternatively, upon a liquidity event such as a change in control, a direct listing or an initial public offering, the Company is entitled to receive the greater of (i) the SAFE investment amount plus 15% annual accrued interest (the “cash-out amount”) or (ii) the SAFE investment amount divided by a discount to the price per share of Canopy’s ordinary shares. In a dissolution event, such as a bankruptcy, the Company is entitled to receive the cash-out amount. If the SAFE is outstanding on the three-year anniversary of the Effective Date, then the SAFE will expire and the Company will be entitled to receive the cash-out amount. In the event of a qualifying equity financing, the number of shares of preferred stock received by the Company would be determined by dividing the SAFE investment amount by a discounted price per share of the preferred stock issued in the respective equity financing. The Company recorded an investment of $1 million as an investment in the SAFE on the Consolidated Balance Sheets. Additionally, per the terms of the SAFE arrangement, the Company may be obligated to invest up to an additional $2 million into the SAFE arrangement if Canopy satisfies certain milestones prior to the expiration of the SAFE, or if an equity financing event occurs.

The Company accounted for this investment under ASC 320, Investments - Debt Securities and elected the fair value option for the SAFE investment pursuant to ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. For instruments measured at fair value, embedded conversion or other features are not required to be separated from the host instrument. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred on the Consolidated Statements of Operations. For the nine months ended September 30, 2024, the Company did not record upward adjustments or downward adjustments on the investment.

8. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	September 30, 2024	December 31, 2023
Deferred contract costs	1,422,917	1,883,333
Others	89,753	119,918
Total	$1,512,670	$2,003,251

9. SHARE-BASED COMPENSATION

Certain employees of the Company have historically participated in Bit Digital’s 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”) which provide long-term incentive compensation to employees, consultants, officers and directors and consist of restricted stock units, restricted share awards and stock options. Until the IPO is completed, certain employees of WhiteFiber will continue to participate in the share-based compensation plans authorized and managed by Bit Digital.

All significant awards granted under these plans will settle in shares of Bit Digital’s ordinary shares and are approved by Bit Digital’s Compensation Committee of the Board of Directors. As such, all related equity account balances, other than allocations of compensation expense, remained at the Bit Digital level. Stock compensation allocated to the Company for WhiteFiber employees is based on the same methodology used for the allocation of other corporate expenses. The allocation of stock compensation to WhiteFiber was $1.3 million for the nine months ended September 30, 2024.

On February [●], 2025, the Board of Directors of WhiteFiber adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the award of restricted share units, restricted share awards and options to employees, consultants, officers and directors and up to nine (9) million ordinary shares.

10. INCOME TAXES

United States of America

For the U.S. jurisdiction, the Company is subject to federal and state income taxes on its business operations.

For the nine months ended September 30, 2024, the Company is subject to U.S. federal income taxes and state minimum/franchise tax. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any income tax examination in the United States since inception.

For the nine months ended September 30, 2024, the Company incurred income tax and withholding tax expenses as below:

For the Nine Months Ended September 30, 2024
Federal income tax expenses	$(267,225)
State income tax expenses	-
Total	$(267,225)

For the nine months ended September 30, 2024, the federal income tax is primarily from WhiteFiber AI Inc. for the Global Intangible Low-Taxed Income (“GILTI”) as a result of its fully owned controlled foreign corporation (“CFC”), WhiteFiber Iceland ehf. The Tax Cuts and Jobs Act (the “Act”) includes provisions for Global Intangible Low-Taxed Income (“GILTI”) wherein taxes on foreign income are imposed in excess of a deemed return on tangible assets of foreign corporations. This income will effectively be taxed at a 10.5% tax rate in general for tax years beginning before January 01, 2026, which can be utilized up to 80% of the foreign tax credit paid by the CFC to offset its GILTI tax.

Iceland

The Company’s HPC business is conducted through WhiteFiber Iceland ehf, in Iceland, and its operations are subject to Iceland corporate income tax. For the nine months ended September 30, 2024, the Company recorded an income tax expense of $858,969.

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2024, after careful consideration, the Company determined that it is more likely than not that all of the deferred tax assets will be realized. The dominant negative evidence is the strong profitability and positive taxable income in both Iceland and the United States, which outweigh any other negative evidence. As a result, the Company determined a valuation allowance is not warranted and as of September 2024, the Company is in a net deferred tax liability position in Iceland and no deferred tax asset or liability is recorded in the United States.

Global Intangible Low-Taxed Income

The Tax Cuts and Jobs Act (the “Act”) includes provisions for Global Intangible Low-Taxed Income (“GILTI”) wherein taxes on foreign income are imposed in excess of a deemed return on tangible assets of foreign corporations. This income will effectively be taxed at a 10.5% tax rate in general for tax years beginning before January 01, 2026. As a result, our deferred tax assets and liabilities were being evaluated to determine if the deferred tax assets and liabilities should be recognized for the basis differences expected to reverse as a result of GILTI provisions in the fiscal year ended December 31, 2024, or should the tax on GILTI provisions be recognized as period costs in each year incurred. We elected to account for GILTI as a component of current period tax expense starting from the first quarter of the fiscal year ending December 31, 2024.

Pillar Two – Global Minimum Tax

As introduced by the Organization for Economic Co-operation and Development (“OECD”), more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the economy. Pillar Two introduces a global minimum Effective Tax Rate (ETR) via a system where multinational groups with consolidated revenue over Euro 750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. The Company has been closely monitoring the impact from the implementation of the Pillar Two framework and as of September 30, 2024, no impact is expected as the Company does not meet the revenue threshold of Euro 750 million.

11. EARNINGS PER SHARE

For the Nine Months Ended September 30, 2024
Net income	$2,407,012
Weighted average number of ordinary share outstanding
Basic	1
Diluted	1

Income per share
Basic	$2,407,012.08
Diluted	$2,407,012.08

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted earnings per share does not include ordinary share equivalents granted by Bit Digital to employees of the Company.

12. RELATED PARTIES

Related-party transactions

WhiteFiber’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

Bit Digital made a payment of $1 million on behalf of WhiteFiber Iceland ehf, when WhiteFiber Iceland ehf entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). By the end of the third quarter of 2024, we had settled this outstanding amount with Bit Digital.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making Bit Digital jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of September 30, 2024.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after the IPO is completed under a transition services agreement. For the nine months ended September 30, 2024, the Company was allocated $3.0 million for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Related-party transactions that are not expected to be settled in cash have been included within additional paid in capital in the Consolidated Balance Sheets. Refer to Note 2 for further information.

13. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of September 30, 2024, we are not aware of any material contingencies.

14.  SUBSEQUENT EVENTS

On October 9, 2024, the Company executed a Master Services and Lease Agreement (“MSA”) with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider following a binding term sheet with Boosteroid on August 19, 2024. The Company finalized an initial order of 300 GPUs, projected to generate approximately $4.6 million in revenue over the five-year term. The Company expects the GPUs to be delivered to respective data centers across the U.S. and begin earning revenue by the end of November 2024. The MSA provides Boosteroid with the option to expand in increments of 100 servers, up to 50,000 servers, representing a potential $700 million revenue opportunity over the five-year term, subject to deployment plans and market conditions.

On October 14, 2024 the Company completed the acquisition of Enovum Data Centers Corp (“Enovum”) for total cash consideration of approximately CAD $62.8 million (approximately USD $46.0 million). Enovum is a Montreal-based owner, operator, and developer of HPC data centers. This acquisition vertically integrates the Company’s HPC operations, bringing in an existing, fully operational and fully leased Tier 3 data center with a diverse of existing and prospective colocation customers, a strong pipeline of expansion opportunities, and an experienced team to drive growth. This integration enables the Company to offer new service offerings such as colocation and on-demand computing to complement its existing GPU offerings. Due to the limited amount of time since closing the transaction, the preliminary allocation of the purchase price is not yet complete. The initial purchase price allocation will be provided within our annual report for the fiscal year 2024. Enovum will be included in our consolidated financial statements beginning on the date of acquisition.

On November 6, 2024, the Company entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 16 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 16 H200 GPUs over a minimum of six (6) month period, representing total revenue of approximately $320,000 for the term. The deployment commenced and revenue generation began on November 7, 2024, using the Company’s existing inventory of H200 GPUs.

On November 14, 2024, the Company entered into a Terms of Supply and Service Level Agreement (together, the “Agreement”) and an Order Form with a new customer. The order form provides for services utilizing a total of 64 H200 GPUs on a month-to-month basis, which either party may terminate upon at least 14 days’ written notice prior to any renewal date. It represents annual revenue of approximately $1.2 million. The deployment commenced and revenue generation began on November 15, 2024, using the Company’s existing inventory of H200 GPUs.

On December 31, 2024, WhiteFiber entered into a Master Service Agreement and associated purchase order with a new customer, an AI Compute Fund managed by DNA Holdings Venture Inc.. The purchase order provides for services utilizing a total of 576 H200 GPUs over a twenty-five (25) month period, terminable by either party upon at least 90 days’ written notice prior to any renewal date. It represents aggregate revenue opportunity of approximately $20.2 million. The deployment is expected to commence in February 2025. WhiteFiber placed a purchase order for 130 H200 servers for approximately $30 million.

WHITEFIBER, INC AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of WhiteFiber Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of WhiteFiber Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2023, the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from October 19, 2023 to December 31, 2023, and the related notes to the consolidated financial statements and schedules (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from October 19, 2023 to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 1, the Company is a wholly owned subsidiary of Bit Digital, Inc. The consolidated financial statements have been derived from the consolidated financial statements and accounting records of Bit Digital, Inc. The consolidated financial statements include expense allocations for certain functions provided by Bit Digital, Inc. The consolidated financial statements may not necessarily be indicative of the conditions that would have existed or results of its operations if the Company had been operated as an unaffiliated company of Bit Digital, Inc. Our opinion is not modified with respect to this matter.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2025.

Singapore

February 14, 2025

PCAOB ID No. 3487

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As of December 31, 2023

(in actuals, USD)

December 31,
2023
ASSETS
Current assets:
Cash and cash equivalents	$652,566
Other current assets	14,897,616
Total current assets:	15,550,182

Non-current assets:
Deposits for property and equipment	4,127,371
Property and equipment, net	51,030,667
Operating lease right-of-use assets	6,216,255
Other non-current assets	2,003,251
Total non-current assets	63,377,544

Total assets	$78,927,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$100,000
Other payables and accrued liabilities	8,004,450
Deferred revenue	13,073,449
Current portion of operating lease liability	1,864,779
Total current liabilities	23,042,678

Total non-current liabilities:
Other long-term liabilities	1,883,333
Non-current portion of operating lease liability	4,351,476
Total non-current liabilities	6,234,809

Total liabilities	29,277,487

Shareholders’ equity
Ordinary shares, $0.01 par value; 340,000,000 shares authorized; 1 issued and outstanding at December 31, 2023	-
Additional paid-in capital	50,876,188
Accumulated deficit	(1,225,949)
Shareholders’ equity	49,650,239
Total liabilities and shareholders' equity	$78,927,726

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

(in actuals, USD, except for the number of shares)

For the Year
Ended December 31,
2023
Revenue	$–

Operating costs and expenses:
General and administrative expenses	(1,243,475)
Total operating expenses	(1,243,475)

Loss from operations	(1,243,475)

Other income, net	19,353

Loss before provision for income taxes	(1,224,122)

Income tax expenses	(1,827)
Net loss	$(1,225,949)

Weighted average number of ordinary share outstanding
Basic	1
Diluted	1

Loss per share
Basic	$(1,225,949.00)
Diluted	$(1,225,949.00)

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

For the Year Ended December 31, 2023

(in actuals, USD, except for the number of shares)

	Shares of ordinary shares	Ordinary shares and Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
Balances as of January 1, 2023	-	$–	$–	$–
Net loss	-	–	(1,225,949)	(1,225,949)
Parent contribution	1	50,876,188	–	50,876,188
Balances as of December 31, 2023	1	$50,876,188	$(1,225,949)	$49,650,239

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

(in actuals, USD)

For the Year
Ended December 31,
2023
Cash Flows from Operating Activities:
Net loss	$(1,225,949)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Operating lease right-of-use assets	74,324
Other current assets	(14,897,616)
Other non-current assets	(2,003,251)
Accounts payable	100,000
Other payables and accrued liabilities	8,004,450
Other long-term liabilities	1,883,333
Deferred revenue	13,073,449
Lease liability	(74,324)
Net Cash Provided by Operating Activities	4,934,416

Cash Flows from Investing Activity:
Purchases of and deposits made for property and equipment	(55,158,038)
Net Cash Used in Investing Activity	(55,158,038)

Cash Flows from Financing Activity:
Net transfers from parent	50,876,188
Net Cash Provided by Financing Activity	50,876,188

Net increase in cash and cash equivalents	652,566
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$652,566

Non-cash Transactions of Investing and Financing Activities
Right of use assets exchanged for operating lease liability	$6,290,579

The accompanying notes are an integral part of these consolidated carve-out financial statements.

WHITEFIBER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On February [●], 2025, WhiteFiber, Inc. (“WhiteFiber”) entered into an engagement letter to effect an initial public offering (“IPO”). Bit Digital, Inc. (“Bit Digital”), the controlling shareholder of WhiteFiber, will enter into a contribution Agreement to transfer all of the capital stock of WhiteFiber AI, Inc. (“WhiteFiber AI”) and its subsidiaries and their respective assets (but not liabilities) to WhiteFiber, a newly formed wholly-owned subsidiary of Bit Digital (the “Reorganization”) prior to the effective date of the IPO. The transaction is expected to result in two independent, publicly traded companies: Bit Digital, Inc. and WhiteFiber, Inc. WhiteFiber had no assets, liabilities, operations, or commitments and contingencies during the periods presented in these consolidated financial statements. On October 11, 2024, WhiteFiber completed the acquisition of Enovum Data Centers Corp, a Montreal-based owner, operator, and developer of HPC data centers. The financial results of this acquisition are not included in the consolidated financial statements for the periods presented.

The Company was incorporated on August 15, 2024 under the name Celer, Inc. The Company is a leading provider of high performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services. Our cloud services are provided by our WhiteFiber AI, Inc. subsidiary. Collectively we refer to these offerings as our HPC Business. In connection with our IPO, we are being carved out of Bit Digital, Inc. and will operate as an independent public company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The Company has historically existed and functioned as part of the consolidated business of Bit Digital, Inc. The accompanying consolidated financial statements reflect the historical financial position, results of operations and cash flows of the Company, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Bit Digital Inc. using the historical results of operations and historical basis of assets and liabilities of the Company.

The Company’s accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. Transactions between the Company and Bit Digital are considered to be effectively settled when the transactions are recorded and included as a component of additional paid-in capital in the consolidated balance sheet and non-cash parent contribution in the consolidated statement of cash flows.

All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the consolidated financial statements. The consolidated financial statements also include expense allocations for certain functions provided by Bit Digital, including, but not limited to, certain general corporate expenses related to finance, tax, investor relations, and marketing. These general corporate expenses are included in the Consolidated Statements of Operations within general and administrative expenses. The amount allocated was $1.0 million for the year ended December 31, 2023. Direct usage has been used to attribute expenses that are specifically identifiable to the Company, where practicable. In certain instances these expenses have been allocated to the Company primarily based upon the percentage of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the period presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party. Refer to Note 11 for further information.

The consolidated financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented. Management believes all adjustments necessary for a fair statement of results of operations, cash flows, and financial position have been made. Except as otherwise disclosed, all such adjustments are of a normal recurring nature.

Following the Reorganization, the Company may perform certain functions using its own resources or purchased services. For an interim period following the IPO, however, some of these functions will continue to be provided by Bit Digital, under a transition services agreement.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

For sales-type leases where the Company is the lessor, the Company recognizes a net investment in lease, which comprises of the present value of the future lease payments and any unguaranteed residual value. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease and is included in “Other income, net.”. Sales-type leases result in the recognition of gain or loss at the commencement of the lease, which will be recorded in “Other income, net.”

Deposits for property and equipment

The deposits for property and equipment represented advance payments for purchases of high performance computing equipment. The Company initially recognizes deposits for property and equipment when cash is advanced to our suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property and equipment to property and equipment when control over this equipment is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property and equipment for the year ended December 31, 2023.

For the Year Ended December 31,
2023

Opening balance	$-
Reclassification to property and equipment	(50,437,607)
Addition of deposits for property and equipment	54,564,978
Ending balance	$4,127,371

Property and equipment, net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s property and equipment were primarily comprised of high performance computing equipment with estimated useful lives of three years and equipment accessories with estimated useful lives of five years.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3 - Revenue for further information.

Cost of revenue

The Company’s cost of revenue consists primarily of direct production costs related to our high performance computing services, including electricity costs, datacenter lease costs, and other relevant costs.

Cost revenue excludes depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations.

Contract costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, including commissions that are incurred directly related to obtaining customer contracts. We amortize the deferred contract costs on a straight-line basis over the expected period of benefit. These amounts are included in the accompanying consolidated balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit and commission expense payable included in Other long-term liabilities.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer. Deferred revenue is recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Income taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary share or resulted in the issuance of ordinary share that then shared in the earnings of the entity.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Share-based compensation

Eligible WhiteFiber employees have traditionally participated in Bit Digital’s shared-based compensation plans and will continue to do so until the IPO is completed. WhiteFiber recognizes compensation expenses as an allocation portion of share-based compensation expenses associated with Bit Digital’s shared employees.

Bit Digital expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. Bit Digital estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. These assumptions are the expected stock volatility, the risk-free interest rate, the expected life of the option, and the dividend yield on the underlying stock. Expected volatility is calculated based on the historical volatility of Bit Digital’s ordinary shares over the expected term of the option. Risk-free interest rates are calculated based on risk–free rates for the appropriate term. Bit Digital has elected to account for forfeitures of awards as they occur.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted this standard on January 1, 2023, and the adoption did not have a material impact on the financial statements and related disclosures.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this standard on January 1, 2023, and the adoption did not have a material impact on the financial statements and related disclosures.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities (“PBEs”), ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is closely monitoring the development of the ASU 2023-09 and does not expect its impact to be material on the consolidated financial statements.

3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company started generating revenue from

the HPC business in January 2024 and therefore did not recognize any revenue for the year ended December 31, 2023.

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of December 31, 2023, capitalized costs to obtain a contract totaled $2.8 million, and the outstanding commission expense payable was $1.9 million.

The Company capitalized lease expense in December 2023 that were directly related to fulfilling its high performance computing services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. As of December 31, 2023, capitalized costs to fulfill a contract totaled $100 thousand.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer, which commenced in January 2024:

For the Year Ended December 31,
2023
Beginning balance	$-
Prepayment received	13,073,449
Ending balance	$13,073,449

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of December 31, 2023:

2024
GPU processing power	13,073,449
Total deferred revenue	$13,073,449

The remaining performance obligation is expected to be fulfilled completely in the second quarter of 2024.

4. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

December 31, 2023
Deferred contract costs	1,041,667
Receivable from third parties	13,855,949
Total	$14,897,616

5. LEASES

Lease as Lessee

During the year ended December 31, 2023, the Company entered into a capacity lease agreement for its high performance computing services designed to support generative AI workstreams. The initial lease term is three years, with automatic renewals for successive twelve-month periods.

The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its high performance computing services which commenced operations in January 2024.

As of December 31, 2023, operating right-of-use assets were $6.2 million and operating lease liabilities were $6.2 million. For the year ended December 31, 2023, the Company’s amortization on the operating lease right-of-use assets totaled $74 thousand.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

For the Year Ended December 31,
2023
Operating cash outflows from operating leases	$100,000
Weighted average remaining lease term – operating lease	2.9
Weighted average discount rate – operating lease	9.9%

Deferred Revenue

Deferred revenue primarily pertains to prepayments received for HPC services from a customer, which commenced in January 2024:

For the Year Ended December 31,
2023
Beginning balance	$-
Prepayment received	13,073,449
Ending balance	$13,073,449

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of December 31, 2023:

2023
GPU processing power	13,073,449
Total deferred revenue	$13,073,449

The remaining performance obligation is expected to be fulfilled completely in the second quarter of 2024.

As of December 31, 2023, operating right-of-use assets were $6.2 million and operating lease liabilities were $6.2 million. For the year ended December 31, 2023, the Company’s amortization on the operating lease right-of-use assets totaled $74 thousand.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

For the Year Ended December 31,
2023
Operating cash outflows from operating leases	$100,000
Weighted average remaining lease term – operating lease	2.9
Weighted average discount rate – operating lease	9.9%

The following table represents our future minimum operating lease payments as of December 31, 2023:

Year	Amount
2024	$2,400,000
2025	2,400,000
2026	2,300,000
Total undiscounted lease payments	7,100,000
Less present value discount	(833,745)
Present value of lease liability	$6,216,255

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

December 31, 2023
Construction in progress	51,030,667
Property and equipment, net	$51,030,667

Construction in Progress represents assets received but not placed into service as of December 31, 2023.

7. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

December 31, 2023
Deferred contract costs	1,883,333
Others	119,918
Total	$2,003,251

8. SHARE-BASED COMPENSATION

The Company has no share-based compensation plans. Certain employees of the Company have historically participated in Bit Digital’s 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”) which provide long-term incentive compensation to employees, consultants and directors and consist of restricted share units and stock options. Until the IPO is complete, certain employees of Bit Digital will continue to participate in the share-based compensation plans authorized and managed by Bit Digital.

All significant awards granted under these plans will settle in shares of Bit Digital’s ordinary shares and are approved by Bit Digital’s Compensation Committee of the Board of Directors. As such, all related equity account balances, other than allocations of compensation expense, remained at the Bit Digital level. Stock compensation allocated to the Company for Bit Digital employees is based on the same methodology used for the allocation of other corporate expenses. The allocation of stock compensation to Bit Digital was $0.9 million for the year ended December 31, 2023.

9. INCOME TAXES

United States of America

For the U.S. jurisdiction, the Company is subject to federal and state income taxes on its business operations.

As of December 31, 2023, there was only minimal business operation in the US and thus no corporate income tax is deemed to be warranted. The Company has not been under any income tax examination in the United States since inception.

Iceland

The Company’s HPC business is conducted through WhiteFiber Iceland ehf in Iceland and its operations are subject to Iceland corporate income tax. As of December 31, 2023, there was only minimal business operation in Iceland and thus no corporate income tax is deemed to be warranted. The total tax expense is $1,827, which is the capital gain tax on the interest income earned from a local Iceland bank.

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of December 31, 2023, after careful consideration, the Company determined that it is more likely than not that all of the deferred tax assets will be realized. The dominant negative evidence is the strong profitability and positive taxable income in both Iceland and the United States, which outweigh any other negative evidence. As a result, the Company determined a valuation allowance is not warranted and as of December 2023, the Company is in a net deferred tax liability position in Iceland and no deferred tax asset or liability is recorded in the United States.

Pillar Two – Global Minimum Tax

As introduced by the Organization for Economic Co-operation and Development (“OECD”), more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the economy. Pillar Two introduces a global minimum Effective Tax Rate (ETR) via a system where multinational groups with consolidated revenue over Euro 750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. The Company has been closely monitoring the impact from the implementation of the Pillar Two framework and as of December 31, 2023, no impact is expected as the Company does not meet the revenue threshold of Euro 750 million.

10. LOSS PER SHARE

For the Year Ended December 31,
2023
Net loss	$(1,225,949)
Weighted average number of ordinary share outstanding
Basic	1
Diluted	1

Loss per share
Basic	$(1,225,949.00)
Diluted	$(1,225,949.00)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The computation of diluted earnings per share does not include ordinary share equivalents granted by Bit Digital to employees of the Company.

11. RELATED PARTIES

Related-party transactions

WhiteFiber’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making WhiteFiber jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of December 31, 2023.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after the IPO is completed under a transition services agreement. For the year ended December 31, 2023, the Company was allocated $1.0 million for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The Company does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Related-party transactions that are not expected to be settled in cash have been included within additional paid in capital in the Consolidated Balance Sheets. Refer to Note 2 for further information.

12. CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2023, we are not aware of any material contingencies.

13. SUBSEQUENT EVENTS

In the fourth quarter of 2023, the Company finalized a service agreement with its first customer for its new business line, which offers specialized cloud infrastructure services for artificial intelligence applications. On January 22, 2024, approximately 192 servers (1,536 GPUs) began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 servers (512 GPUs) also started revenue generation.

______________ Ordinary Shares

WHITEFIBER, INC.

PROSPECTUS

Bookrunners

B. Riley Securities

_____________, 2025

Through and including _____________, 2025 (25 days after the date of this prospectus) all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated below:

SEC registration fee
Nasdaq Listing fee
Finra filing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent fees and expenses
Printing and engraving expenses
Miscellaneous expenses
Total	$

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

(A) The registrant’s authority to indemnify its officers and directors is governed by the provisions of the registrant’s Amended and Restated Memorandum and Articles of Association.

(B) The Amended and Restated Memorandum and Articles of Association of the registrant provides as follows:

To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company's business or affairs or in the execution or discharge of the existing or former Director's (including alternate Director's), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, willful default or fraud.

To the extent permitted by Companies Act (Revised) of the Cayman Islands, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified above on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1	Form of Section 351 Contribution Agreement
3.1	Certificate of Incorporation, as amended (1)
3.2	Form of Amended and Restated Memorandum and Articles of Association of WhiteFiber, Inc.
10.1	WhiteFiber, Inc. 2025 Omnibus Equity Incentive Plan
10.2	Form of Transition Services Agreement with Bit Digital, Inc.
10.3	Lease dated March 19, 2020 by and between Bedford Storage Limited Partnership and NWorks Management Corp. (the “Lease”)
10.4	First Amendment dated as of February 1, 2021, Second Amendment dated as of March 25, 2022 and Landlord’s Consent to Assign Lease dated March 12, 2024
10.5	Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order (Exhibits to the Agreement have been omitted and are available upon request of the SEC)(2)
10.6	Master Services Agreement and Purchase Order (Exhibits to the Agreement have been omitted and are available upon request of the SEC)(2)
10.7	Agreement of Purchase and Sale of 7330 Trans-Canada Highway, Point-Claire, Quebec, Canada (Schedules have been omitted and are available upon request of the SEC)(3)
14.1*	Code of Ethics (19)
21.1	List of Subsidiaries
23.1*	Consent of Audit Alliance LLP
23.2*	Consent of Davidoff Hutcher & Citron LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page)
101 INS	XBRL Instance Document
101 SCH	XBRL Taxonomy Extension Schema Document
101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF	XBRL Taxonomy Extension Definition Linkbase Document
101 LAB	XBRL Taxonomy Extension Label Linkbase Document
101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101	Interactive data files formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to the Consolidated Financial Statements
107*	Filing Fee Table

*	To	be filed by amendment

(1) Incorporated by reference to WhiteFiber Inc.’s registration statement on Form 10 filed confidentially with the SEC on January 6, 2025

(2) Incorporated by reference to Bit Digital Inc.’s Report on Form 6-K filed with the SEC on January 24, 2024.

(3) Incorporated by reference to Bit Digital Inc.’s Current Report on Form 8-K filed with the SEC on January 6, 2025.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(II)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(II)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)1(i) and (a)(1)(ii) of above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(II)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subscription (a) of Section 310 of the trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the [●] day of February, 2025.

WHITEFIBER, INC.

By:
Name:	Sam Tabar
Title:	Chief Executive Officer

We the undersigned officers and directors of WhiteFiber, Inc. hereby severally constitute and appoint Sam Tabar and Erke Huang (with full power to each of them act alone), our true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, herby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue thereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	February [●], 2025
Sam Tabar

	Chief Financial Officer (Principal Financial and Accounting Officer)	February [●], 2025
Erke Huang

	Director	February [●], 2025
Erke Huang

	Director	February [●], 2025
Ichi Shih

	Director	February [●], 2025
Jiashu (“Bill”) Xiong